

UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
FORM 10-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from__________ to __________

Commission File No.: 000-09881

SHENANDOAH TELECOMMUNICATIONS COMPANY
(Exact name of registrant as specified in its charter)

VIRGINIA	54-1162807
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

500 Shentel Way, Edinburg,Virginia	22824
(Address of principal executive offices)	(Zip Code)

(540) 984-4141
(Registrant's telephone number, including area code)

Not Applicable
(Former name, former address and former fiscal year, if changed since last report)

Securities registered pursuant to Section 12(b) of the Act:

Common Stock (No Par Value)	The NASDAQ Stock Market, LLC (NASDAQ Global Select Market)
(Title of Class)	(Name of Exchange on which Registered)

Securities Registered Pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐ No ☑

The aggregate market value of the registrant's voting stock held by non-affiliates of the registrant at June 30, 2010 based on the closing price of such stock on the NASDAQ Global Select Market on such date, was approximately $397,000,000.

The number of shares of the registrant's common stock outstanding on February 22, 2011 was 23,767,020.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the following documents are incorporated by reference in this Form 10-K as indicated herein:

Document	**Part of Form 10-K into which incorporated**
Proxy Statement relating to Registrant's 2011 Annual Meeting of Shareholders	Part III

SHENANDOAH TELECOMMUNICATIONS COMPANY

TABLE OF CONTENTS

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The words "may," "will," "anticipate," "estimate," "expect," "intend," "plan," "continue" and similar expressions as they relate to us or our management are intended to identify these forward-looking statements. All statements by us regarding our expected financial position, revenues, cash flow and other operating results, business strategy, financing plans, forecasted trends related to the markets in which we operate and similar matters are forward-looking statements. Our expectations expressed or implied in these forward-looking statements may not turn out to be correct. Our results could be materially different from our expectations because of various risks, including the risks discussed in this report under "Business-Recent Developments" and "Risk Factors."

PART I

Some of the information contained in this report concerning the markets and industry in which we operate is derived from publicly available information and from industry sources. Although we believe that this publicly available information and the information provided by these industry sources are reliable, we have not independently verified the accuracy of any of this information.

Unless we indicate otherwise, references in this report to "we," "us," "our" and "the Company" means Shenandoah Telecommunications Company and its subsidiaries.

ITEM 1. BUSINESS

Overview

Shenandoah Telecommunications Company is a diversified telecommunications holding company that, through its operating subsidiaries, provides both regulated and unregulated telecommunications services to end-user customers and other communications providers in the southeastern United States. The Company offers a comprehensive suite of voice, video and data communications services based on the products and services provided by the Company's operating subsidiaries.

The Company's primary market area historically has been the northern Shenandoah Valley of Virginia and surrounding areas. This market area includes parts of Virginia ranging from Harrisonburg in the south to Winchester in the north. Following the acquisitions of certain cable assets and customers in December 2008, July 2010, and December 2010, the Company provides cable television, voice and data services to portions of West Virginia, a small area in western Maryland, and to communities across southern and southwestern Virginia. In November 2009, the Company acquired telephone assets and access lines from the North River Telephone Cooperative serving a portion of northwestern Augusta County, Virginia.

Pursuant to a management agreement with Sprint Nextel Communications, Inc., and its related parties (which we refer to collectively as "Sprint Nextel"), the Company is the exclusive personal communications service ("PCS") Affiliate of Sprint Nextel providing mobility communications network products and services in the 1900 megahertz spectrum range in the four-state area extending from Harrisonburg, Virginia to Harrisburg, York and Altoona, Pennsylvania. The Company operates its PCS network under the Sprint Nextel radio spectrum license and Sprint brand.

The Company offers many of its services over its own fiber optic network of approximately 2,656 total miles as of December 31, 2010. The main lines of the network follow the Interstate 81 corridor from the Harrisonburg, Virginia, area to the Pennsylvania state line, and the Interstate 66 corridor in the northwestern part of Virginia, which loops back to the main line at Winchester, Virginia, after passing through Ashburn, Virginia, where it connects to internet access providers and other telecommunications service providers. Secondary routes provide alternative routing in the event of an outage. The Company's fiber network now extends south and west from Harrisonburg, Virginia, through Covington, Virginia, then westward to Charleston, West Virginia, then generally north and currently terminating near Weston, West Virginia. This extension of the fiber network was largely acquired in conjunction with and to support the Company's acquisition of cable assets and customers as described above. In addition to its own fiber network, the Company through its telephone subsidiary has a 20 percent ownership in Valley Network Partnership ("ValleyNet"). ValleyNet offers fiber network facility capacity in western, central, and northern Virginia, as well as the Interstate 81 corridor from Johnson City, Tennessee to Carlisle, Pennsylvania.

The Company's subsidiaries are certified to offer competitive local exchange services throughout West Virginia and North Carolina, and in Virginia outside of its regulated telephone service area.

Following its acquisition of NTC Communications LLC ("NTC") in November 2004, the Company provides high speed Internet, video and local and long distance voice services to multi-dwelling unit ("MDU") communities (primarily off-campus student housing) in Virginia, Maryland, North Carolina, South Carolina, Georgia, Florida, Tennessee, Delaware and the District of Columbia. NTC was merged into Shentel Converged Services Company ("Converged Services") as of January 1, 2007, although the Company continues to use the NTC brand at properties that cater to students. In September 2008, the Company announced its intention to sell Converged Services, and reclassified its assets and liabilities as held for sale, and its operating results as discontinued operations. The Company continues to pursue its plan to sell Converged Services.

Recent Developments

Acquisition and Disposition of Business Units

In September 2008, the Company announced its intention to dispose of Converged Services, classified its assets and liabilities as held for sale, and reclassified its operating results as discontinued operations for all periods. Since then, management has been actively pursuing its plan to sell the assets.

Effective December 1, 2008, the Company completed its acquisition of certain cable system assets and customers from Rapid Communications, LLC. The Company acquired 53 franchises throughout West Virginia and in Alleghany County, Virginia, for approximately $10 million plus transaction costs. In December 2009, the Company sold cable system assets serving approximately 1,700 customers previously acquired from Rapid Communications, LLC, for $1.5 million. The Company has invested approximately $25 million to upgrade the network in the remaining areas in order to upgrade existing cable services and to provide expanded offerings including additional video services, high-speed internet access and voice services. The Company completed these upgrades in December 2010.

Effective November 1, 2009, the Company completed its acquisition of the assets and subscribers of the North River Telephone Cooperative, servicing approximately 1,000 access lines in northern Augusta County, Virginia, for $0.6 million. The Company committed to invest approximately $1.8 million to upgrade the network and begin offering DSL broadband internet access to the subscribers in this service area. These upgrades were completed and the Company was able to offer DSL service to all customers by the spring of 2010.

Effective July 8, 2010, the Company announced that it had amended its Management Agreement with Sprint Nextel Corporation to allow the Company to begin selling Sprint Nextel's Boost and Virgin Mobile prepaid wireless plans in its territory. The Company also purchased from Sprint Nextel the right to receive a share of revenues from approximately 50,000 Virgin Mobile prepaid wireless subscribers currently receiving service in its territory for $138 per subscriber.

Effective July 30, 2010, the Company completed its acquisition of the cable operations of JetBroadBand Holdings, LLC ("JetBroadBand") for $147.4 million in cash. The purchase price was financed by a credit facility arranged by CoBank, ACB.

Effective December 1, 2010, the Company completed its acquisition of cable operations from Cequel III Communications II LLC, doing business as Suddenlink Communications ("Suddenlink"), for $4.5 million. The Company utilized cash on hand to fund the purchase price.

Operating Segments

The Company provides integrated voice, video and data communications services to end-user customers and other communications providers. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision makers. The Company has three reportable segments: (1) Wireless, (2) Wireline, and (3) Cable TV; and a fourth segment, Other, which primarily consists of parent company activities.

Wireless Segment

The business of the Wireless segment is conducted principally by the Company's Shenandoah Personal Communications Company ("PCS") subsidiary. As a PCS Affiliate of Sprint Nextel, this subsidiary provides digital wireless service to a portion of a four-state area covering the region from Harrisburg, York and Altoona, Pennsylvania, to Harrisonburg, Virginia. Through the Company's Shenandoah Mobile Company subsidiary, the Wireless segment provides tower rental space to affiliates and non-affiliates in the Company's PCS service area. This subsidiary owns 146 towers and leases tower space in the PCS service territory in Virginia, West Virginia, Maryland and Pennsylvania to PCS and has 216 leases to other wireless communications providers at December 31, 2010.

PCS has offered personal communications services through a digital wireless telephone and data network since 1995. In 1999, this subsidiary executed a management agreement with Sprint Nextel. The network, which utilizes code division multiple access, or CDMA, currently covers 269 miles of Interstates 81 and 83, and a 177 mile section of the Pennsylvania Turnpike between Pittsburgh and Philadelphia, as well as many of the communities near these routes. This territory includes approximately 2.3 million residents, and our network currently covers more than 87% of them. Under its agreements with Sprint Nextel, the Company is the exclusive PCS Affiliate of Sprint Nextel in the Company's territory, providing wireless mobility communications network products and services in the 1900 megahertz spectrum range. The Company had 235,697 postpaid PCS customers at December 31, 2010, an increase of 5.8% compared to December 31, 2009. The Company had 66,956 prepaid wireless customers at December 31, 2010, an increase of 17,071 since the initial acquisition of prepaid subscribers. Of the Company's total operating revenues, 60.0% in 2010, 63.6% in 2009 and 69.3% in 2008 were generated by or through Sprint Nextel and its customers using the Company's portion of Sprint Nextel's nationwide PCS network. No other customer relationship generated more than 2.5% of the Company's total operating revenues in 2010, 2009 or 2008.

Under the Sprint Nextel agreements, Sprint Nextel provides the Company significant support services, such as customer service, billing, collections, long distance, national network operations support, inventory logistics support, use of the Sprint Nextel brand names, national advertising, national distribution and product development.

The Company records its postpaid PCS revenues, with the exception of certain roaming and equipment sales revenues, based on the net PCS revenues billed by Sprint Nextel, net of an 8% Management Fee and 8.8% Net Service Fee retained by Sprint Nextel. The 8.8% Net Service Fee increased to 12.0% effective June 1, 2010. Net PCS revenues billed by Sprint Nextel consist of gross monthly recurring charges for service, net of both recurring and non-recurring customer credits, account write offs and other billing adjustments. In the computation of advance billing deferred revenue, neither the Management Fee nor the Net Service Fee are deferred.

Prepaid revenues are recorded net of a 6% Management Fee retained by Sprint Nextel. The Company is charged separately for support services provided by Sprint Nextel to prepaid customers. These charges are calculated based on Sprint Nextel's national averages for its prepaid programs, and are billed per user or per gross additional customer, as appropriate. The Company is also charged for its proportionate share of handset subsidies.

The Sprint Nextel agreements require the Company to maintain certain minimum network performance standards and to meet other performance requirements. The Company was in compliance in all material respects with these requirements as of December 31, 2010.

Wireline Segment

The business of the Company's Wireline segment is conducted primarily by its Shenandoah Telephone Company subsidiary. This subsidiary provides both regulated and unregulated telephone services and leases fiber optic facilities primarily throughout the Northern Shenandoah Valley.

This subsidiary provides both regulated and non-regulated telephone services to approximately 23,706 customers as of December 31, 2010, primarily in Shenandoah County and small service areas in Rockingham, Frederick, and Warren counties in Virginia, and in northwestern Augusta County, Virginia, due to the acquisition of the North River Telephone Cooperative in November 2009. This subsidiary provides access for interexchange carriers to the local exchange network. This subsidiary has a 20 percent ownership interest in ValleyNet, which offers fiber network facility capacity to business customers and other communications providers in western, central, and northern Virginia, as well as the Interstate 81 corridor from Johnson City, Tennessee to Carlisle, Pennsylvania.

The Wireline segment also includes the following entities:

ShenTel Service Company primarily provides information services and Internet access to customers in the northern Shenandoah Valley and surrounding areas. The Internet service has approximately 2,190 dial-up customers and 11,946 digital subscriber line, or DSL, customers at December 31, 2010. Since 2005, DSL has been available to all customers in the Company's regulated telephone service area. Many of the Company's dial-up customers are located outside the Company's regulated telephone service area where the Company does not provide DSL service. Since the acquisition of North River, the Company has built out DSL capability to this service area, and has been able to offer DSL service to all North River area customers since early 2010.

Shenandoah Network Company owns and operates the Maryland and West Virginia portions of a fiber optic network along the Interstate 81 corridor. In conjunction with the telephone subsidiary, Shenandoah Network Company is associated with the ValleyNet fiber optic network. Shenandoah Network Company's fiber network also extends south from Harrisonburg, Virginia, through

Covington, Virginia, then westward to Charleston, West Virginia, and then north. It currently terminates near Weston, West Virginia. This extension of the fiber network was acquired to support the Company's cable business, and the provision of facility leases of fiber optic capacity to end users, in these areas.

Shenandoah Long Distance Company offers resale of long distance service for calls placed to locations outside the regulated telephone service area by telephone customers. This operation purchases billing and collection services from the telephone company subsidiary similar to other long distance providers. In addition, this subsidiary markets facility leases of fiber optic capacity, owned by Shenandoah Network Company and Shenandoah Telephone Company, in surrounding counties and into Herndon, Virginia. This subsidiary had approximately 10,667 long distance customers at December 31, 2010.

Cable Television Segment

The business of the Company's Cable Television segment has historically been conducted by its Shenandoah Cable Television Company ("Shenandoah Cable") subsidiary. This subsidiary provides coaxial cable-based television service throughout portions of Shenandoah County, Virginia, under franchise agreements with the County and the incorporated municipalities within the County. Through the Company's wholly-owned subsidiary Shentel Cable Company ("Shentel Cable"), in recent years the Company has expanded its cable franchise holdings, primarily into West Virginia and southern and southwestern Virginia. Effective December 1, 2008, Shentel Cable acquired certain cable assets and customers from Rapid Communications, LLC. In July 2010, Shentel Cable acquired certain cable assets and customers from JetBroadband Holdings, LLC, and in December 2010, acquired certain cable assets and customers from Suddenlink. Shentel Cable provides coaxial cable-based video, voice and data services to various communities throughout West Virginia, southern and southwestern Virginia, and a small area of western Maryland under a variety of franchise agreements. Many of these markets are connected by a fiber network of 1,389 miles.

The Company acquired these cable networks with the intention to upgrade and integrate the networks, with the goal of improving existing services and offering expanded video, voice and internet services. As of December 31, 2010, the Company has upgraded the cable networks acquired from Rapid, and has initiated the upgrade process in several of the networks acquired from JetBroadband.

There were 104,440 cable revenue generating units at December 31, 2010. A revenue generating unit consists of each separate service (video, voice and internet) subscribed to by a customer.

Other Segment

The Other segment includes Shenandoah Telecommunications Company, which provides investing and management services to its subsidiaries. This segment also includes certain corporate and general overhead costs historically charged to Converged Services, which cannot be allocated to a discontinued operation.

Additional information concerning the Company's operating segments is set forth in Note 15 of the Company's consolidated financial statements appearing elsewhere in this report.

Competition

The communications industry is highly competitive. We compete primarily on the basis of the price, availability, reliability, variety and quality of our offerings and on the quality of our customer service. Our ability to compete effectively depends on our ability to maintain high-quality services at prices competitive with those charged by our competitors. In particular, price competition in the integrated communications services markets generally has been intense and is expected to increase. Our competitors include, among others, larger providers such as AT&T Inc., Verizon Communications Inc., and various competitive service providers. The larger providers have substantially greater infrastructure, financial, personnel, technical, marketing and other resources, larger numbers of established customers and more prominent name recognition than the Company.

In markets where we provide cable services, we also compete in the provision of local telephone services against the incumbent local telephone company. Incumbent carriers enjoy substantial competitive advantages arising from their historical monopoly position in the local telephone market, including pre-existing customer relationships with virtually all end-users. Wireless communications providers also are competing with wireline local telephone service providers, which further increases competition.

Competition is intense in the wireless communications industry. Competition has caused, and we anticipate that competition will continue to cause, the market prices for wireless products and services to decline. Many wireless providers have upgraded, or are in the process of upgrading, their wireless services to better accommodate real-time and downloadable audio and video content as well as Internet browsing capabilities and other services. Some local governments are deploying broadband or high-speed wireless communications networks within their jurisdictional boundaries to support wireless Internet access at a fixed monthly cost, or in some cases, no charge, to consumers. Our ability to compete effectively will depend, in part, on our ability to anticipate and respond to various competitive factors affecting the wireless industry.

One competitive factor affecting the wireless industry is handset exclusivity, such as with AT&T's exclusive rights, until recently, with the very popular iPhone. If we are unable to obtain access to popular handsets, or provide comparable phones, our ability to add new wireless customers may be adversely impacted.

Competition also is intense and growing in the market for video services. Incumbent cable television companies, which have historically provided video service, face competition from direct broadcast satellite providers, on-line video services and more recently from large wireline providers of telecommunications services (such as Verizon and AT&T) which have begun to upgrade their networks to provide video services in addition to voice and high-speed Internet access services. These entities are large and have substantially greater infrastructure, financial, personnel, technical, marketing and other resources, larger numbers of established customers and more prominent name recognition than the Company. Our ability to compete effectively will depend, in part, on the extent to which our service offerings overlap with these entities, and on our ability to anticipate and respond to the competitive forces affecting the market for video and other services.

A continuing trend toward consolidation, mergers, acquisitions and strategic alliances in the communications industry also could increase the level of competition we face by further strengthening our competitors.

Regulation

Our operations are subject to regulation by the Federal Communications Commission ("FCC"), the Virginia State Corporation Commission ("VSCC"), the West Virginia Public Service Commission, other state public utility and service commissions and other federal, state, and local governmental agencies. The laws governing these agencies, and the regulations and policies that they administer, are subject to constant review and revision, and some of these changes might have material impacts on our revenues and expenses.

The discussion below focuses on the regulation of our wireless subsidiary, Shenandoah Personal Communications Company, our incumbent local exchange carrier ("ILEC") subsidiary, Shenandoah Telephone Company, and our cable business, conducted by Shenandoah Cable Television Company and Shentel Cable Company.

Regulation of Wireless PCS Operations

We operate our PCS business using radio spectrum licensed to Sprint Nextel under the Sprint Nextel management agreements. Nonetheless, we are directly or indirectly subject to, or affected by, a number of regulations and requirements of the FCC and other governmental authorities.

Interconnection. The FCC has the authority to order interconnection between commercial mobile radio service ("CMRS") providers (which includes us) and any other common carrier. The FCC has ordered local exchange carriers and CMRS providers to provide reciprocal compensation for the termination of traffic to one another. Interconnection agreements typically are negotiated on a statewide basis and are subject to state approval. If an agreement cannot be reached, parties to interconnection negotiations can submit outstanding disputes to federal or state regulators for arbitration. The Company does not presently have any interconnection disputes.

The FCC has underway a rulemaking proceeding in which the agency is considering making major changes to the intercarrier compensation rules that govern the telecommunications industry. In addition, the FCC is considering a number of petitions for declaratory ruling and other proceedings regarding disputes among carriers relating to interconnection payment obligations. Resolution of these petitions could set precedents that would affect us in the future. Interconnection costs represent a significant expense item for us and any significant changes in the intercarrier compensation scheme may have a material impact on our business. We are unable to determine at this time whether any such changes would be beneficial to or detrimental to our wireless operations.

Universal Service Contribution Requirements. Sprint Nextel is required to contribute to the federal universal service fund (the "USF") based in part on the revenues it receives in connection with our wireless operations. The purpose of this fund is to subsidize telecommunications services in rural areas, for low-income consumers, and for schools, libraries, and rural healthcare facilities. Sprint Nextel is permitted to, and does, pass through these mandated payments as surcharges paid by customers.

Sprint Nextel also receives disbursements from the USF with respect to certain service areas served by its business. USF disbursements relating to our service area are passed through to us. In November 2008, as a condition for the FCC's approval of Sprint Nextel's acquisition of a controlling interest in Clearwire Corp., the FCC imposed requirements that Sprint Nextel's disbursement be reduced by 20% during calendar year 2009, and by an additional 20% per year for each subsequent calendar year, until such funding reaches zero in 2013. This reduction in Sprint Nextel's universal service disbursements also applies to the amounts of funding passed through to us. The condition would cease to apply if Sprint Nextel were to supply an actual cost analysis that would justify greater amounts of funding, or if the FCC were to adopt an alternative set of rules affecting the industry as a whole.

Congress and the FCC from time to time consider major changes to the universal service rules that could affect us. For example, the FCC has sought comment on proposals to impose further caps or reductions on the amount of funding available to ILECs and wireless carriers, and to require all carriers receiving such funds to upgrade their networks to provide high-speed broadband services throughout their service areas. Other developments may cause the share of payments from wireless companies to increase or decrease, and the overall size of the fund to increase, resulting in greater payment obligations for all carriers, including wireless carriers. These proposals are likely to evolve over time. As a result, the Company cannot predict the outcome of the FCC's consideration of these issues.

Transfers, Assignments and Changes of Control of PCS Licenses. The FCC must give prior approval to the assignment of ownership or control of a PCS license, as well as transfers involving substantial changes in such ownership or control. The FCC also requires licensees to maintain effective working control over their licenses. Our agreements with Sprint Nextel reflect an alliance that the parties believe meets the FCC requirements for licensee control of licensed spectrum. If the FCC were to determine that the Sprint Nextel PCS agreements need to be modified to increase the level of licensee control, we have agreed with Sprint Nextel under the terms of our Sprint Nextel PCS agreements to use our best efforts to modify the agreements as necessary to cause the agreements to comply with applicable law and to preserve to the extent possible the economic arrangements set forth in the agreements. If the agreements cannot be modified, the agreements may be terminated pursuant to their terms. The FCC could also impose sanctions on the Company for failure to meet these restrictions.

PCS licenses are granted for ten-year terms. The PCS licenses for our service area are scheduled to expire on various dates between December 1, 2014 and June 30, 2015. Licensees have an expectation of license renewal if they have provided "substantial" performance of license terms, and have complied with FCC rules and policies, and with the Communications Act of 1934. All of the PCS licenses used in the wireless business have been successfully renewed since their initial grant.

Construction and Operation of Wireless Facilities. Wireless systems must comply with certain FCC and Federal Aviation Administration regulations regarding the registration, siting, marking, lighting and construction of transmitter towers and antennas. The FCC also requires that aggregate radio wave emissions from every site location meet certain standards. These regulations also affect site selection for new network build-outs and may increase the costs of improving our network. The increased costs and delays from these regulations may have a material adverse affect on our operations.

The FCC's decision to license a proposed tower may be subject to environmental review pursuant to the National Environmental Policy Act of 1969 ("NEPA"), which requires federal agencies to evaluate the environmental impacts of their decisions under some circumstances. FCC regulations implementing NEPA place responsibility on each applicant to investigate any potential environmental effects of a proposed operation, including health effects relating to radio frequency emissions, and impacts on endangered species such as certain migratory birds, and to disclose any significant effects on the environment to the agency prior to commencing construction. In the event that the FCC determines that a proposed tower would have a significant environmental impact, the FCC would require preparation of an environmental impact statement. In addition, tower construction is subject to regulations implementing the National Historic Preservation Act. Compliance with environmental or historic preservation requirements could significantly delay or prevent the registration or construction of a particular tower, or make tower construction more costly. In some jurisdictions, local laws or regulations may impose similar requirements.

Wireless Facilities Siting. States and localities are authorized to engage in forms of regulation, including zoning and land-use regulations, that affect our ability to select and modify sites for wireless facilities. States and localities may not engage in forms of regulation that effectively prohibit the provision of wireless services, discriminate among providers of such services, or use radio frequency health effects as a basis to regulate the placement, construction or operation of wireless facilities. Courts and the FCC routinely are asked to review whether state and local zoning and land-use actions should be preempted by federal law, and the FCC also is routinely asked to consider other issues affecting wireless facilities siting in other proceedings. We cannot predict the outcome of these proceedings or the effect they may have on us.

Communications Assistance for Law Enforcement Act. The Communications Assistance for Law Enforcement Act ("CALEA"), was enacted in 1994 to preserve electronic surveillance capabilities by law enforcement officials in the face of rapidly changing telecommunications technology. CALEA requires telecommunications carriers, including us, to modify their equipment, facilities, and services to allow for authorized electronic surveillance based on either industry or FCC standards. Following adoption of interim standards and a lengthy rulemaking proceeding, including an appeal and remand proceeding, all carriers were required to be in compliance with the CALEA requirements as of June 30, 2002. We are currently in compliance with the CALEA requirements.

Local Number Portability. All covered CMRS providers, including us, are required to allow wireless customers to retain their existing telephone numbers when switching from one telecommunications carrier to another. These rules are generally referred to as wireless local number portability ("WLNP"). The future volume of any porting requests, and the processing costs related thereto, may increase our operating costs in the future.

Number Pooling. The FCC regulates the assignment and use of telephone numbers by wireless and other telecommunications carriers to preserve numbering resources. CMRS providers in the top 100 markets are required to be capable of sharing blocks of 10,000 numbers among themselves in subsets of 1,000 numbers ("1000s-block number pooling"); the FCC considers state requests to implement 1000s-block number pooling in smaller markets on a case-by-case basis, and has granted such requests in the past. In addition, all CMRS carriers, including those operating outside the top 100 markets, must be able to support roaming calls on their network placed by users with pooled numbers. Wireless carriers must also maintain detailed records of the numbers they have used, subject to audit. The pooling requirements may impose additional costs and increase operating expenses on us and limit our access to numbering resources.

Telecommunications Relay Services ("TRS"). Federal law requires wireless service providers to take steps to enable the hearing impaired and other disabled persons to have reasonable access to wireless services. The FCC has adopted rules and regulations implementing this requirement to which we are subject, and requires that we pay a regulatory assessment to support such telecommunications relay services for the disabled. The Company is in compliance with these requirements.

Consumer Privacy. The Company is subject to various federal and state laws intended to protect the privacy of end-users who subscribe to the Company's services. For example, the FCC has regulations that place restrictions on the permissible uses that the Company can make of customer-specific information, known as Customer Proprietary Network Information ("CPNI"), received from subscribers, and that govern procedures for release of such information to customers in order to prevent identity theft schemes. Other laws impose criminal and other penalties for the violation of certain CPNI requirements and related privacy protections. In addition, restrictions exist, and new restrictions are considered from time to time by Congress, federal agencies and states, on the extent to which wireless data customers may be subjected to receiving unsolicited text messages, junk e-mail or spam. Congress, federal agencies and certain states also are considering and may in the future consider imposing additional requirements on entities that possess consumer information to protect the privacy of consumers. Complying with these requirements may impose costs on us or compel us to alter the way we provide or promote our services.

Consumer Protection. Many members of the wireless industry, including us, have voluntarily committed to comply with the CTIA Consumer Code for Wireless, which includes consumer protection provisions regarding the content and format of bills; advance disclosures regarding rates, terms of service, contract provisions, and network coverage; and the right to terminate service after a trial period or after changes to contract provisions are implemented. The FCC and/or some state commissions are considering imposing additional consumer protection requirements upon wireless service providers, including billing-related disclosures and usage alerts, as well as the adoption of standards for responses to customers and limits on early termination fees. Adoption of those consumer protection requirements could increase the expenses or decrease the revenue of our wireless business. Courts also have had, and in the future may continue to have, an effect on the extent to which matters pertaining to the content and format of wireless bills can be regulated at the state level. Any further changes to these and similar requirements could increase our costs of doing business and our costs of acquiring and retaining customers.

Net Neutrality. In 2010, the FCC imposed new transparency and "no blocking" requirements on mobile broadband Internet providers. Under the transparency rule, mobile broadband Internet providers must disclose the network management practices, performance characteristics, and terms and conditions of their broadband services. Under the "no blocking" rule, mobile broadband providers may not block lawful websites, or block applications that compete with their voice or video telephony services, subject to providers being permitted to engage in "reasonable network management." These requirements could increase the expenses or decrease the revenues of our wireless business. It is not possible to determine what disclosures, broadband network management techniques, or related business arrangements may be deemed reasonable or unreasonable in the future. We cannot predict how any future regulatory decision relating to net neutrality might affect or ability to manage our broadband network or develop new products or services.

Several parties have already filed court challenges to the FCC's rules. In addition, there has been legislative activity regarding overturning the FCC's requirements. We cannot predict the outcome of these judicial or legislative proceedings or the effect they might have on our ability to manage our broadband network or develop new products or services.

Radio Frequency Emissions. Some studies (and media reports) have suggested that radio frequency emissions from handsets, wireless data devices and cell sites may raise various health concerns, including cancer, and may interfere with various electronic medical devices, including hearing aids and pacemakers. Most of the expert reviews conducted to date have concluded that the evidence does not support a finding of adverse health effects but that further research is appropriate. Courts have dismissed a number of lawsuits filed against other wireless service operators and manufacturers, asserting claims relating to radio frequency transmissions to and from handsets and wireless data devices. However, there can be no assurance that the outcome of other lawsuits, or general public concerns over these issues, will not have a material adverse effect on the wireless industry, including us.

Regulation of Incumbent Local Exchange Carrier Operations

As an ILEC, Shenandoah Telephone Company's operations are regulated by federal and state regulatory agencies.

State Regulation. Shenandoah Telephone's rates for local exchange service, intrastate toll service, and intrastate access charges are subject to the approval of the VSCC. The VSCC also establishes and oversees implementation of the provisions of the federal and state telecommunications laws, including interconnection requirements, promotion of competition, and the deployment of advanced services. The VSCC also regulates rates, service areas, service standards, accounting methods, affiliated charge transactions and certain other financial transactions.

Regulation of Intercarrier Compensation. Shenandoah Telephone participates in the access revenue pools administered by the FCC-supervised National Exchange Carrier Association ("NECA"), which collects and distributes the revenues from interstate access charges that long-distance carriers pay us for originating and terminating interstate calls over our network. Shenandoah Telephone also participates in some NECA tariffs that govern the rates, terms, and conditions of our interstate access offerings. Some of those tariffs are under review by the FCC, and we may be obligated to refund affected access charges collected in the past or in the future if the FCC ultimately finds that the tariffed rates were unreasonable. We cannot predict whether, when, and to what extent such refunds may be due.

The FCC is considering a number of broad changes to the rules governing the interstate access rates charged by small-to-mid-sized ILECs such as Shenandoah Telephone. For example, the FCC is considering proposals to overhaul the rules regarding intercarrier compensation, including interstate and intrastate access charges. These changes might include substantial reductions in the access charges paid by long distance carriers and other interconnecting carriers, possibly to zero, under a so-called "bill and keep" regime, accompanied by increases to the subscriber line charges paid by business and residential end users.

The FCC also is considering implementing incentive regulation for rate of return carriers, including us. In addition, the FCC is considering questions regarding what compensation carriers, including but not limited to wireless carriers, competitive local exchange carriers, VOIP providers and providers of other Internet-enabled services, should pay (and receive) for their traffic interconnected with ILEC networks. Changes to such compensation regulations could increase our expenses or reduce our revenues, but at this time we cannot estimate the amount of such additional expense or revenue changes.

The VSCC has jurisdiction over local telephone companies' intrastate access charges, and has indicated in the past that it might open a generic proceeding on the rates charged for intrastate access. The VSCC is in the final phases of determining a plan to phase out common carrier line charges over a period of years. As currently proposed, the Company's revenue would decline by approximately $0.3 million annually beginning in 2012 until such charges are eliminated in 2015.

Interstate and intrastate access charges are an important source of revenues for Shenandoah Telephone's operations. Unless these revenues can either be recovered as they are at present, or through a new universal service mechanism, or unless they can be reflected in higher rates to the local end user, or recovered through other newly created methods of cost recovery, the loss of revenues to us could be significant. There can be no assurance that access charges in their present form will be continued or that sufficient substitutes for the lost revenues will be provided. If access charges are reduced without sufficient substitutes for the lost revenues, this could have a material adverse effect on our financial condition, results of operations and cash flows. In addition, changes to the intercarrier compensation rules and policies could have a material impact on our competitive position vis-à-vis other service providers, particularly in our ability to proactively make improvements in our networks and systems.

Universal Service Fund. Shenandoah Telephone receives revenues from the USF. The FCC has sought comment on changes to its universal service rules, such as assessing contribution obligations based on the number of lines or connections served, rather than as a variable percentage of interstate end-user telecommunications revenues. In addition, the FCC is considering potential changes to the rules governing disbursements from the USF to rural ILECs such as Shenandoah Telephone, and to other providers. Despite interim adjustments to make the funding of the USF more sustainable, the FCC has indicated that additional changes are necessary to stabilize the USF. Total funding of universal service has increased considerably in recent years, and some members of Congress have expressed concerns that the cost of such funding will soon reach unsustainable levels. Changes that reduce the size of the USF and payments to Shenandoah Telephone could have an adverse impact on the Company's financial position, results of operations, and cash flows. The company is not able to predict whether or when changes will be made to the USF, or whether and how these changes would affect the extent of our total federal universal service assessments, the amounts we receive, or our ability to recover costs associated with the USF.

If the Universal Service Administrative Company ("USAC") were required to account for the USF program in accordance with generally accepted accounting principles for federal agencies under the Anti-Deficiency Act (the "ADA"), it could cause delays in USF payments to fund recipients and significantly increase the amount of USF contribution payments charged to wireline and wireless consumers. Each year since 2004, Congress has adopted short-term exemptions for the USAC from the ADA. Congress has from time to time considered adopting a longer term exemption for the USAC from the ADA, but we cannot predict whether any such exemption will be adopted or the effect it may have on the Company.

The FCC, USAC and other authorities have conducted, and in the future are expected to continue to conduct, more extensive audits of USF support recipients, as well as other heightened oversight activities. The impact of these activities on the Company, if any, is uncertain.

Other Regulatory Obligations. Shenandoah Telephone is subject to requirements relating to CPNI, CALEA implementation, interconnection, access to rights of way, number portability, number pooling, accessibility of telecommunications for those with disabilities, protection for consumer privacy, and other obligations similar to those discussed above for our PCS operations.

Broadband Services. The FCC and other authorities continue to consider policies to encourage nationwide advanced broadband infrastructure development. For example, the FCC has largely eliminated unbundling obligations relating to broadband facilities, and has largely deregulated DSL and other broadband services offered by ILECs. Such changes benefit our ILEC, but could make it more difficult for us (or for NECA) to tariff and pool DSL costs. Broadband networks and services are subject to CALEA rules, requirements relating to consumer privacy, and other regulatory mandates.

Net Neutrality. In 2010, the FCC imposed new transparency, "no blocking," and non-discrimination requirements on fixed broadband Internet providers, which are more extensive than the requirements for mobile broadband Internet providers. Under the transparency rule, fixed broadband providers must disclose the network management practices, performance characteristics, and terms and conditions of their broadband services. Under the "no blocking" rule, fixed broadband providers may not block lawful content, applications, services, or non-harmful devices, subject to providers being permitted to engage in "reasonable network management." Under the non-discrimination rule, fixed broadband providers may not unreasonably discriminate in transmitting lawful network traffic. These requirements could increase the expenses or decrease the revenue of our wireline business. It is not possible to determine what disclosures, broadband network management techniques, or related business arrangements may be deemed reasonable or unreasonable in the future. We cannot predict how any future regulatory decision relating to net neutrality might affect our ability to manage our broadband network or develop new products or services.

Several parties have already filed court challenges to the FCC's rules. In addition, there has been legislative activity regarding overturning the FCC's requirements. We cannot predict the outcome of these judicial or legislative proceedings or the effect they might have on our ability to manage our broadband network or develop new products or services.

Long-Distance Services. We offer long distance service to our customers through our subsidiary, Shenandoah Long Distance Company. Our long distance rates are not subject to FCC regulation, but we are required to offer long-distance service through a subsidiary other than Shenandoah Telephone, to disclose our long distance rates on a website, to maintain geographically averaged rates, to pay contributions to the USF and other mandatory payments based on our long-distance revenues, and to comply with other filing and regulatory requirements. We are in compliance with these requirements.

CLEC Operations. We are authorized to operate as a CLEC in Virginia, West Virginia and North Carolina. CLECs generally are subject to federal and state regulations that are similar to, but not as stringent as, those that apply to our ILEC operations. Both the FCC and the VSCC require that, in most circumstances, CLEC access charges be no higher than the access charges of the ILECs in areas where they operate.

Regulation of Cable Television and Other Video Service Operations

Through Shenandoah Cable Company, we hold franchises to provide cable service in communities and unincorporated areas of Shenandoah County, Virginia. Through Shentel Converged Services of West Virginia, we have a franchise to provide cable service in a portion of the City of Ranson, West Virginia. Through Shentel Cable Company, we hold franchises to provide cable service to a number of jurisdictions throughout West Virginia, in numerous communities across southern and southwestern Virginia, and in a small area of western Maryland.

The provision of cable service generally is subject to regulation by the FCC, and cable operators typically also must comply with the terms of the franchise agreement between the cable operator and the local franchising authority. Some states, including Virginia and West Virginia, have enacted regulations and franchise provisions that also can affect certain aspects of a cable operator's operations.

Pricing and Packaging. Congress and the FCC from time to time consider imposing new pricing restrictions on cable operators. We cannot predict whether or when such new pricing restrictions may be imposed on us or what effect they would have on our ability to provide cable service. Congress and the FCC also from time to time consider imposing new regulations on the packaging of cable programming, including a la carte requirements. We cannot predict whether or when such packaging regulations may be imposed on us or what effect such regulations would have on our ability to provide cable service.

Must-Carry/Retransmission Consent. Cable operators are required by law to carry on their cable systems most commercial and non-commercial television stations broadcasting in a cable system's local market. Alternatively, local television stations may require that a cable operator obtain "retransmission consent" for carriage of the station's signal, which can enable a popular local television station to obtain concessions from the cable operator for the right to carry the station's signal. When stations choose retransmission consent over must-carry, both the station and the cable operator have a duty to negotiate in good faith for such consent. Many local television stations today are carried by cable operators under the must-carry obligation, but broadcast network affiliates typically are carried pursuant to retransmission consent agreements. When local television stations are able to obtain concessions from cable operators for the right to carry station signals (which concessions increasingly include the payment of cash), the cost of providing cable service for all cable operators, including us, can increase.

Programming Costs. Satellite-delivered cable programming, such as ESPN, HBO and the Discovery Channel, is not subject to must-carry/retransmission consent regulations. Rather, cable operators negotiate directly with satellite-delivered cable programmers for the right to carry their programming. The cost of acquiring the right to carry satellite-delivered cable programming can increase as the popularity of such programming increases. We cannot predict the extent to which such programming costs may increase in the future or the effect such cost increases may have on our ability to provide cable service.

Franchise Matters. Cable operators generally must apply for and obtain non-exclusive franchises from local or state franchising authorities before providing cable service. The terms and conditions of franchises vary among jurisdictions, but franchises generally last for a fixed term subject to renewal, require the cable operator to pay a franchise fee of as much as 5% of the cable operator's gross revenue from video services, and contain certain service quality and customer service obligations. A small number of states today have processes in place for obtaining state-wide franchises, and legislation has been introduced from time to time in Congress and in various states, including those in which we provide some form of video service, that would require the implementation of state-wide franchising processes. Although we cannot predict whether state-wide franchising will become ubiquitous, it would, if implemented, likely lower barriers to entry and increase competition in the marketplace for video services. In 2006, the FCC adopted new rules to govern the terms and conditions under which franchising authorities can award franchises to entities that compete against incumbent cable service operators. These rules generally limit the ability of franchising authorities to impose certain requirements on and extract certain concessions from new entrants. Also in 2006, Virginia adopted new franchising statutes. These statutes largely leave franchising responsibility in the hands of local municipalities and counties, but they govern the local government entities' award of such franchises and their conduct of franchise negotiations. We cannot predict the extent to which these rules and other developments will accelerate the pace of new entry into the video market or the effect, if any, they may have on our cable operations.

Leased Access/PEG. The Communications Act permits franchising authorities to require cable operators to set aside the use of channels for public, education and governmental access ("PEG") programming. The Communications Act also requires certain cable systems to make available a portion of their capacity for commercial leased access by third parties that would compete with programming offered on other channels of the cable system. Increases in the amount of required leased access or PEG programming could reduce the number of channels available to us to provide other types of programming to subscribers.

Broadband Services. For information concerning the regulation of Broadband services, see the discussion under "Regulation of Incumbent Local Exchange Carrier Operations – Broadband Services" above.

Net Neutrality. For information concerning the FCC's non-discrimination requirements for fixed broadband providers, see the discussion under "Regulation of Incumbent Local Exchange Carrier Operations – Net Neutrality" above.

Other Issues. Our ability to provide cable service may be affected by a wide range of additional regulatory and related issues, including those pertaining to set-top boxes, equipment connectivity, content regulation, pole attachments, privacy, copyright, technical standards, and municipal entry into video. For example, currently pending or recently concluded proceedings before the FCC have examined the rates that cable operators must pay to use utility poles and conduits, and other terms and conditions of pole attachment agreements. The FCC also is conducting proceedings on making cable service work with channel navigation devices purchased at retail by consumers, rather than set-top boxes provided by the cable operator. In addition, the FCC is considering cable operator obligations to make set-top boxes and systems compatible with new "two-way" services from some programmers or consumer electronics manufacturers and whether such boxes must also allow consumers to access content from the Internet through these devices. We cannot predict the nature and pace of these and other developments or the effect they may have on our operations.

Employees

At December 31, 2010, we had approximately 636 employees, of whom approximately 589 were full-time employees. None of our employees is represented by a union or covered by a collective bargaining agreement. We believe that our relationship with our employees is good.

Executive Officers

The following table presents information about our executive officers who, other than Christopher E. French, are not members of our board of directors. Our executive officers serve at the pleasure of the Board of Directors.

Name	Title	Age	Date in Position
Christopher E. French	President and Chief Executive Officer	53	April 1988
Earle A. MacKenzie	Executive Vice President and Chief Operating Officer	58	June 2003
Adele M. Skolits	Vice President – Finance, Chief Financial Officer and Treasurer	52	September 2007
David E. Ferguson	Vice President of Customer Services	65	November 1982
William L. Pirtle	Vice President of Marketing & Sales – Wireless and Wireline	51	April 2004
Ann E. Flowers	General Counsel, Vice President-Legal and Secretary	54	November 2008
Thomas A. Whitaker	Vice President - Operations	50	June 2010
Edward H. McKay	Vice President – Engineering & Planning	38	June 2010
Christopher S. Kyle	Vice President – Cable Sales & Marketing	38	June 2010
Richard A. Baughman	Vice President – Information Technology	43	June 2010

Mr. French is President and Chief Executive Officer of the Company, where he is responsible for the overall leadership and strategic direction of the Company. He has served as president since 1988, and has been a member and Chairman of the Board of Directors since 1996. Prior to appointment as President, Mr. French held a variety of positions with the Company, including Vice President Network Service and Executive Vice President. Mr. French holds a BS in electrical engineering and an MBA, both from the University of Virginia. He has held board and officer positions in both state and national telecommunications associations, including service as a director of the Organization for the Promotion and Advancement of Small Telecommunications Companies (OPASTCO) and was president and director of the Virginia Telecommunications Industry Association.

Mr. MacKenzie is Executive Vice President and Chief Operating Officer (COO) of the Company. He joined the Company in 2003. With 36 years of telecom experience, Mr. MacKenzie is responsible for Shentel's daily operations of its many subsidiaries. Mr. MacKenzie was the co-founder and President of Broadslate Networks and Essex Communications. He served as COO of Digital Television Services and as Vice President of Contel Cellular. Mr. MacKenzie is a graduate of The College of William and Mary and holds a BBA in accounting and holds a C.P.A. certificate from the Virginia State Board of Accountancy.

Ms. Skolits serves as Chief Financial Officer and Vice President of Finance at Shentel. She joined the Company in 2007 and is responsible for Shentel's daily financial decisions. Ms. Skolits brings with her 26 years of experience, including 3 years with Revol Wireless where she served as Chief Financial Officer. Ms. Skolits' telecommunications experience also includes serving as Controller for Comcast Metrophone, Director of Financial Operations for Comcast Cellular Communications and Chief Financial Officer of City Signal Communications. Ms. Skolits earned a BS degree in Commerce with a concentration in Accounting from the University of Virginia and she holds a C.P.A. certificate from the Virginia State Board of Accountancy.

Mr. Ferguson is Vice President of Customer Services for Shentel. He has 40 years of experience in the telecommunications industry. Mr. Ferguson has held many positions within Shentel since joining the Company in 1967. He currently oversees the business office functions for the delivery and maintenance of customer services for all of Shentel's subsidiaries. Mr. Ferguson is past president and director of the Virginia Telecommunications Industry Association.

Mr. Pirtle is Vice President of Marketing & Sales – Wireless and Wireline for Shentel. He joined the Company in 1992 as Vice President of Network Services responsible for Shentel's technology decisions, and maintenance and operation of its networks – telephone, cable, cellular, paging and fiber optics. He helped launch Shentel's Internet business in 1994, and led its participation in its wireless PCS business beginning in 1995. He is a graduate of the University of Virginia. Mr. Pirtle is a co-founder of the Shenandoah Valley Technology Council.

Ms. Flowers is General Counsel, Vice President - Legal and Secretary for Shentel. Prior to joining the Company in November 2008, Ms. Flowers was Of Counsel in the Washington, DC office of Davis Wright Tremaine LLP since 2007, and from 1994 to 2006 was Of Counsel in the Washington, DC office of Cole, Raywid & Braverman, LLP. Ms. Flowers has extensive legal experience representing telecommunications, media and technology companies. Ms. Flowers earned a B.A. with honors in Political Science from the University of North Carolina at Chapel Hill, and earned a J.D. cum laude from Georgetown University Law Center.

Mr. Whitaker is Vice President – Operations for Shentel. Mr. Whitaker joined Shentel in 2004 through the Shentel acquisition of NTC Communications. Mr. Whitaker is responsible for the ongoing operations and maintenance of Shentel's Cable, Wireline and Wireless Operations. Additionally, he supports the Network Operations Center and Data Operations groups for Shentel. Mr. Whitaker brings 27 years of experience to his support role at Shentel. Mr. Whitaker was previously COO of NTC Communications, and served as VP of Network Operations at Broadslate Networks, Director of Wireless Operations for nTelos, and was Co-Founder and Vice President of Nat-Com, Incorporated. Mr. Whitaker is a graduate of West Virginia Wesleyan College in Buckhannon, WV.

Mr. McKay is Vice President of Engineering & Planning for Shentel. Mr. McKay has 15 years of experience in the telecommunications industry, including previous engineering management positions at UUNET and Verizon. He is a graduate of the University of Virginia, where he earned M.E. and B.S. degrees in Electrical Engineering. He joined Shentel in 2004 and is responsible for network planning and engineering for Shentel's networks.

Mr. Kyle serves as Vice President of Sales and Marketing – Cable for Shentel. He joined the Company in 2003 and has led projects in acquisitions, business development and long range planning. Mr. Kyle has 16 years of experience in telecommunications, consumer products, and investment banking. He earned a B.A. from Randolph-Macon College and an M.B.A. from the Darden School of Business at the University of Virginia, and has held positions at Cable & Wireless, Broadslate, and Craigie, Inc. (BB&T). He is also a past President of the Shenandoah Valley Tech Council and has served on the National Exchange Carrier Association's Average Schedule Committee.

Mr. Baughman is Vice President of Information Technology of Shentel. He joined the Company in 2006 and brings 16 years of communications and operations experience from a variety of communications companies, including Bellcore/Telcordia, AT&T, Lucent, WINfirst and SureWest. He is responsible for all of the back-office software and infrastructure systems at Shentel. Mr. Baughman has a B.S. in Electrical Engineering from Lafayette College and an M.S. in Optics from the University of Rochester.

Our employees, officers and members of our Board of Directors are expected to conduct business legally and ethically and insist that our vendors and business associates do the same. The Company has adopted a Code of Business Conduct and Ethics applicable to all employees, officers and directors and which is available on the Company's website *www.shentel.com.*

Websites and Additional Information

The Company maintains a corporate website at www.shentel.com. We make available free of charge through our website our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports, as soon as reasonably practicable after we electronically file or furnish such material with or to the SEC. The contents of our website are not a part of this report. In addition, the SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding the Company.

ITEM 1A. **RISK FACTORS**

Our business and operations are subject to a number of risks and uncertainties, including those set forth under "Business-Recent Developments" and the following:

Risks Related to the Telecommunications Industry

Intensifying competition in all segments of our business may limit our ability to sustain profitable operations.

As new technologies are developed and deployed by competitors in our service area, some of our subscribers may select other providers' offerings based on price, capabilities and personal preferences. Most of our competitors possess greater resources, have more extensive coverage areas, and offer more services than we do. If significant numbers of our subscribers elect to move to other competing providers, or if market saturation limits the rate of new subscriber additions, we may not be able to sustain profitable operations.

Nationwide, incumbent local exchange carriers have experienced a decrease in access lines due to the effect of wireless and wireline competition and the elimination of second lines dedicated to dial-up Internet as customers migrate to broadband connections. We have experienced modest reductions in the number of access lines to date, but based on industry experience we anticipate that the long-term trend toward declining telephone subscriber counts will continue for the foreseeable future. There is a significant risk that this downward trend could have a material adverse effect on the Company's landline telephone operations in the future.

The Company's revenue from fiber leases may be adversely impacted by price competition for these facilities. The Company monitors each of its fiber lease customers to minimize the risk related to this business.

Alternative technologies, changes in the regulatory environment and current uncertainties in the marketplace may reduce future demand for existing telecommunication services.

The telecommunications industry is experiencing significant technological change, evolving industry standards, ongoing improvements in the capacity and quality of digital technology, shorter development cycles for new products and enhancements and changes in end-user requirements and preferences. Technological advances, industry changes, changes in the regulatory environment, and the availability of additional blocks of spectrum or additional flexibility with respect to the use of currently available spectrum could cause the technology we use to become obsolete. We and our vendors may not be able to respond to such changes and implement new technology on a timely basis, or at an acceptable cost.

The recession in the United States or continued adverse economic conditions in our market area involving significantly reduced consumer spending could have a negative impact on our results of operations.

Our customers are individual consumers and businesses that provide goods and services to others, and are located in a relatively concentrated geographic area. The national economic downturn, restricted credit markets, and increased unemployment rates could continue to depress consumer spending and harm our operating performance. In addition, any adverse economic conditions that affect our geographic markets in particular could have further negative impacts on our results.

Regulation by government and taxing agencies may increase our costs of providing service or require changes in services, either of which could impair our financial performance.

Our operations are subject to varying degrees of regulation by the FCC, the Federal Trade Commission, the Federal Aviation Administration, the Environmental Protection Agency, and the Occupational Safety and Health Administration, as well as by state and local regulatory agencies. Action by these regulatory bodies could negatively affect our operations and our costs of doing business. For example, changes in tax laws or the interpretation of existing tax laws by state and local authorities could increase income, sales, property or other tax costs.

Our access revenue may be adversely impacted by legislative or regulatory actions, or technology developments, that decrease access rates or exempt certain traffic from paying for access to our regulated telephone network.

The VSCC and the FCC are currently reviewing the rules affecting access charges, intercarrier compensation, the universal service fund and related matters. Any unfavorable changes may have an adverse effect on the Company's operations.

Risks Related to our Overall Business Strategy

We may not benefit from our acquisition strategy.

As part of our business strategy, we regularly evaluate opportunities to enhance the value of our company by pursuing acquisitions of other businesses, and we intend to evaluate whether to pursue such strategic acquisition opportunities as they arise, though we remain subject to financial and other covenants in our credit agreements that contain restrictions as to the opportunities we may be able to pursue. We cannot provide any assurance, however, with respect to the timing, likelihood, size or financial effect of any potential transaction involving our company, as we may not be successful in identifying and consummating any acquisition or in integrating any newly acquired business into our operations.

The evaluation of business acquisition opportunities and the integration of any acquired businesses pose a number of significant risks, including the following:

- acquisitions may place significant strain on our management, financial and other resources by requiring us to expend a substantial amount of time and resources in the pursuit of acquisitions that we may not complete, or to devote significant attention to the various integration efforts of any newly acquired businesses, all of which will require the allocation of limited resources;

- acquisitions may not have a positive impact on our cash flows or financial performance, even if acquired companies eventually contribute to an increase in our cash flows or profitability, because the acquisitions may adversely affect our operating results in the short term as a result of transaction-related expenses we will have to pay or the higher operating and administrative expenses we may incur in the periods immediately following an acquisition as we seek to integrate the acquired business into our operations;

- we may not be able to eliminate as many redundant costs as we anticipate;

- our operating and financial systems and controls and information services may not be compatible with those of the companies we may acquire and may not be adequate to support our integration efforts, and any steps we take to improve these systems and controls may not be sufficient;

- growth through acquisitions will increase our need for qualified personnel, who may not be available to us or, if they were employed by a business we acquire, remain with us after the acquisition; and

- acquired businesses may have unexpected liabilities and contingencies, which could be significant.

Our ability to comply with the financial covenants in our credit agreements depends primarily on our ability to generate sufficient operating cash flow.

Our ability to comply with the financial covenants under the agreements governing our secured credit facilities will depend primarily on our success in generating sufficient operating cash flow.

Under our credit agreements, we are subject to a total leverage ratio covenant, a minimum debt service coverage ratio covenant, a minimum equity to assets ratio covenant, a minimum fixed charge coverage ratio covenant, and a minimum liquidity balance covenant. Industry conditions and financial, business and other factors, including those we identify as risk factors in this and our other reports, will affect our ability to generate the cash flows we need to meet those financial tests and ratios. Our failure to meet the tests or ratios could result in a default and acceleration of repayment of the indebtedness under our credit facilities. If the maturity of our indebtedness were accelerated, we would not have sufficient funds to repay such indebtedness. In such event, our lenders would be entitled to proceed against the collateral securing the indebtedness, which includes substantially our entire assets, to the extent permitted by our credit agreements and applicable law.

Our substantial level of indebtedness could adversely affect our financial health and ability to compete.

As of December 31, 2010, we have approximately $195.1 million of total long-term indebtedness, including the current portion of such indebtedness. Our substantial level of indebtedness could have important consequences. For example, it may:

- increase our vulnerability to general adverse economic and industry conditions, including interest rate fluctuations, because a significant portion of our borrowings will continue to be at variable rates of interest;
- require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes;
- limit our ability to borrow additional funds to alleviate liquidity constraints, as a result of financial and other restrictive covenants in our credit agreements;
- limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate; and
- place us at a competitive disadvantage relative to companies that have less indebtedness.

In addition, our secured credit facilities impose operating and financial restrictions that limit our discretion on some business matters, which could make it more difficult for us to expand, finance our operations and engage in other business activities that may be in our interest. These restrictions limit our ability and that of our subsidiaries to:

- incur additional indebtedness and additional liens on our assets;
- engage in mergers or acquisitions or dispose of assets;
- pay dividends or make other distributions;
- voluntarily prepay other indebtedness;
- enter into transactions with affiliated persons;

- make investments; and
- change the nature of our business.

In addition to the term loan secured indebtedness we have incurred, and the $50 million of revolving credit indebtedness we may incur from time to time, we may incur additional indebtedness under our credit facilities. Any additional indebtedness we may incur in the future may subject us to similar or even more restrictive conditions.

Our ability to refinance our indebtedness will depend on our ability in the future to generate cash flows from operations and to raise additional funds, including through the offering of equity or debt securities. We may not be able to generate sufficient cash flows from operations or to raise additional funds in amounts necessary for us to repay our indebtedness when such indebtedness becomes due and to meet our other cash needs.

Risks Related to the Wireless Industry

New disclosure or usage requirements could adversely affect the results of our wireless operations.

As noted above, the FCC is considering imposing additional consumer protection requirements upon wireless service providers, including billing-related disclosures and usage alerts. Such requirements could increase costs related to or impact the amount of revenue we receive from our wireless services.

Customer concerns over radio frequency emissions may discourage use of wireless handsets or expose us to potential litigation.

Media reports have suggested that certain radio frequency emissions from wireless handsets may be linked to various health problems, including cancer, and may interfere with various electronic medical devices, including hearing aids and pacemakers. Any decrease in demand for wireless services, increases in the costs of litigation, or damage awards resulting from customer concern regarding such emissions could impair our ability to sustain profitable operations.

Regulation by government or potential litigation relating to the use of wireless phones while driving could adversely affect the results of our wireless operations.

Some studies have indicated that some aspects of using wireless phones while driving may impair drivers' attention in certain circumstances, making accidents more likely. These concerns could lead to litigation relating to accidents, deaths or serious bodily injuries, or to new restrictions or regulations on wireless phone use. A number of state and local governments are considering or have enacted legislation that would restrict or prohibit the use of a wireless handset while driving a vehicle or, alternatively, require the use of a hands-free telephone. Legislation of this nature, if enacted, may require wireless service providers to supply to their subscribers hands-free enhanced services, such as voice activated dialing and hands-free speaker phones and headsets, in order to continue generating revenue from subscribers, who make many of their calls while on the road. If we are unable to provide hands-free services and products to subscribers in a timely and adequate fashion, the volume of wireless phone usage would likely decrease, and the ability of our wireless operations to generate revenues would suffer.

Risks Related to our PCS Business

The performance of Shenandoah Personal Communications Company, our largest operating subsidiary in terms of revenues and assets, may be adversely affected by any interruption in, or other adverse change to, Sprint Nextel's business.

We rely on Sprint Nextel's ongoing operations to continue to offer our PCS subscribers the seamless national services that we currently provide. Any interruption in, or other adverse change to, Sprint Nextel's business could adversely affect our results of operations, liquidity and financial condition. Our business could also be adversely affected if competing national or regional wireless carriers are able to introduce new products and services or otherwise satisfy customers' service demands more rapidly or more effectively than Sprint Nextel.

Our business may suffer as a result of competitive pressures.

Our revenue growth is primarily dependent on the growth of the subscriber base and average monthly revenues per user. Competitive pressures may adversely affect our ability to increase our future revenues. A continuation of competitive pressures in the wireless telecommunications market has caused some major carriers to offer plans with increasingly larger bundles of minutes of use and data services at lower prices that may compete with the Sprint Nextel wireless plans we sell. Increased price competition may lead to lower average monthly revenues per user.

We may not be able to implement our business plan if our operating costs are higher than we anticipate.

Increased competition may lead to higher promotional costs, losses on sales of handsets and other costs to acquire subscribers. If these costs are more than we anticipate, the actual amount of funds available to implement our operating strategy and business plan may fall short of our estimates.

The dynamic nature of the wireless market may limit management's ability to correctly identify causes of volatility in key operating performance measures.

Our business plan and estimated future operating results are based on estimates of key operating performance measures, including subscriber growth, subscriber turnover (commonly known as churn), average monthly revenue per subscriber, losses on sales of handsets and other subscriber acquisition costs and other operating costs. The dynamic nature of the wireless market, economic conditions, increased competition in the wireless telecommunications industry, the entry of new competitors due to recent or future FCC spectrum auctions, new service offerings by Sprint Nextel or competitors of increasingly larger bundles of minutes of use at lower prices, and other issues facing the wireless telecommunications industry in general have created a level of uncertainty that may adversely affect our ability to predict these key measures.

We may experience a high rate of subscriber turnover, which could adversely affect our future financial performance.

Subscriber turnover, or churn, has been relatively stable in recent years. Because of significant competition in the industry in general, the popularity of prepaid wireless service offerings, changes to Sprint Nextel's competitive position in particular and the overall economic downturn, among other factors, this relative stability may not continue and the future rate of subscriber turnover may be higher than rates in recent periods. Factors that may contribute to higher churn include the following:

- inability or unwillingness of subscribers to pay, which would result in involuntary deactivations;
- subscriber mix and credit class, particularly an increase in sub-prime credit subscribers;
- competition of products, services and pricing of other providers;
- increases in the popularity of prepaid services, which historically have higher churn than postpaid services;
- inadequate network performance and coverage relative to that provided by competitors in our service area;
- inadequate customer service;
- increased prices; and,
- any future changes by Sprint Nextel or the Company in the products and services offered.

A high rate of subscriber turnover could increase the sales and marketing costs we incur in obtaining new subscribers, especially because, consistent with industry practice, we subsidize some of the costs related to the purchases of handsets by subscribers.

We may incur significantly higher wireless handset subsidy costs than we anticipate for existing subscribers who upgrade to a new handset.

As our subscriber base matures, and technological innovations occur, we anticipate that existing subscribers will continue to upgrade to new wireless handsets. To discourage customer defections to competitors, we subsidize a portion of the price of wireless handsets and in some cases incur sales commissions for handset upgrades. If more subscribers upgrade to new wireless handsets than we project, or if the cost of such handsets increases or the amount of handset subsidies offered in the competitive marketplace increases more than we project, our results of operations would be adversely affected. If we do not continue to subsidize the cost of the handsets for handset upgrades, subscribers could choose to deactivate the service and move to other carriers.

If we are unable to secure and retain tower sites, the level of service we provide could be adversely affected.

Many of our cell sites are co-located on leased tower facilities shared with one or more wireless providers. A large portion of these leased tower sites are owned by a limited number of companies. If economic conditions affect the leasing company, our lease may be affected and the ability to remain on the tower at reasonable rates could be jeopardized, which could leave portions of our service area without service and increase customer turnover.

Most of the towers that we own are located on leased real property. If such leases were not renewed, we could be forced to relocate our cell site, which would create significant additional expenses, or leave portions of our service area without service, increasing the likelihood of customer turnover.

Risks Related to Our Relationship with Sprint Nextel

Adverse changes to Sprint Nextel's financial and competitive performance could have a negative impact on our subscriber counts and revenues, and could harm our business.

Sprint Nextel's recent SEC filings indicate that the declines in its subscriber base and revenues from its post-pay wireless customers have resulted in a decline in Sprint Nextel's service revenue. To the extent that Sprint Nextel's subscriber losses, revenue declines and other business difficulties continue, our subscriber counts and our ability to generate revenues at current rates could be adversely affected.

Sprint Nextel may make business decisions that are not in our best interests, which may adversely affect our relationships with subscribers in our territory, increase our expenses and decrease our revenues.

Under its agreements with us, Sprint Nextel has a substantial amount of control over the conduct of our PCS business. Accordingly, Sprint Nextel may make decisions that could adversely affect our PCS business, such as the following:

- Sprint Nextel could price its national plans based on its own objectives and could set price levels or other terms that may not be economically advantageous for us;
- Sprint Nextel could develop products and services, or establish credit policies, that could adversely affect our results of operations;
- if Sprint Nextel's costs to perform certain services exceed the costs we expect, subject to limitations under our agreements, Sprint Nextel could seek to increase amounts charged;
- Sprint Nextel could make decisions that could adversely affect the Sprint Nextel brand names, products or services;
- Sprint Nextel could make technology and network decisions that could greatly increase our capital investment requirements and our operating costs to continue offering the seamless national service we provide;
- Sprint Nextel could restrict our ability to offer new services, such as 4G, needed to remain competitive. This could put us at a competitive disadvantage relative to other wireless service providers if they begin offering 4G services in our market areas, increasing our churn and reducing our revenues and operating income from wireless services.

Our dependence on Sprint Nextel for services may limit our ability to forecast operating results.

Our dependence on Sprint Nextel injects a degree of uncertainty into our business and financial planning. We may, at times, disagree with Sprint Nextel concerning the applicability, calculation approach, or accuracy of Sprint Nextel-supplied revenue data. It is our policy to reflect the information supplied by Sprint Nextel in our financial statements for the applicable periods and to make corrections, if any, no earlier than the period in which Sprint Nextel and we agree to the corrections.

Inaccuracies in data provided by Sprint Nextel could overstate or understate our expenses or revenues and result in out-of-period adjustments that may adversely affect our financial results.

Because Sprint Nextel provides billing and collection services for us, Sprint Nextel remits a significant portion of our total revenues. We rely on Sprint Nextel to provide accurate, timely and sufficient data and information to enable us to record properly revenues and accounts receivable which underlie a substantial portion of our financial statements and other financial disclosures. We and Sprint Nextel have previously discovered billing and other errors or inaccuracies, which, while not material to Sprint Nextel, could be material to us. If we are required in the future to make additional adjustments or incur charges as a result of errors or inaccuracies in data provided by Sprint Nextel, such adjustments or charges could materially affect our financial results for the period with respect to which the adjustments are made or charges are incurred. Such adjustments or charges could require restatement of our financial statements.

We are subject to risks relating to Sprint Nextel's provision of back office services, and changes in products, services, plans and programs.

Any failure by Sprint Nextel to provide high-quality back office services could lead to subscriber dissatisfaction, increased churn or otherwise increased costs. We rely on Sprint Nextel's internal support systems, including customer care, billing and back office support. Our operations could be disrupted if Sprint Nextel is unable to provide and expand its internal support systems while maintaining acceptable service levels, or to efficiently outsource those services and systems through third-party vendors.

The competitiveness of Sprint Nextel's PCS products and services is a key factor in our ability to attract and retain subscribers. Changes in Sprint Nextel's PCS products and services may reduce subscriber additions, increase subscriber turnover and decrease subscriber credit quality.

Sprint Nextel's roaming arrangements to provide service outside of the Sprint Nextel National Network may not be competitive with other wireless service providers, which may restrict our ability to attract and retain subscribers and may increase our costs of doing business.

We rely on Sprint Nextel's roaming arrangements with other wireless service providers for coverage in some areas where Sprint PCS service is not available. If customers are not able to roam quickly or efficiently onto other wireless networks, we may lose current subscribers and Sprint PCS wireless services may be less attractive to new subscribers.

The risks related to our roaming arrangements include the following:

- the quality of the service provided by another provider during a roaming call may not approximate the quality of the service provided by the Sprint Nextel PCS network;

- the price of a roaming call off network may not be competitive with prices of other wireless companies for roaming calls;

- customers may not be able to use Sprint Nextel's advanced features, such as voicemail notification, while roaming; and

- Sprint Nextel or the carriers providing the service may not be able to provide accurate billing information on a timely basis.

Some provisions of the Sprint Nextel agreements may diminish the value of our common stock and restrict or diminish the value of our business.

Under limited circumstances involving non-renewal of our agreement or a breach by the Company, Sprint Nextel may purchase the operating assets of our PCS operations at a discount of 20% in the event of non-renewal, or 28% in the event of a breach, by the Company. These discounts would be applied to the "entire business value" ("EBV") as that term is defined in our agreement with Sprint Nextel. EBV is defined as i) the fair market value of a going concern paid by a willing buyer to a willing seller; ii) valued as if the business will continue to utilize existing brands and operate under existing agreements; and, iii) valued as if Manager (Shentel) owns the spectrum. Determination of EBV is made by an independent appraisal process. In addition, Sprint Nextel must approve any assignment of the Sprint Nextel agreements by us. Sprint Nextel also has a right of first refusal to purchase our PCS operating assets if we decide to sell those assets to a third party. These restrictions and other restrictions contained in the Sprint Nextel agreements could adversely affect the value of our common stock, may limit our ability to sell the foregoing assets on advantageous terms, may reduce the value a buyer would be willing to pay, and may reduce the "entire business value," as described in the Sprint Nextel agreements.

We may have difficulty in obtaining an adequate supply of handsets from Sprint Nextel.

We depend on our relationship with Sprint Nextel to obtain handsets. Sprint Nextel orders handsets from various manufacturers. We could have difficulty obtaining specific types of handsets in a timely manner if:

- Sprint Nextel does not adequately project the need for handsets, or enter into arrangements for new types of handsets or other customer equipment, for itself, its PCS Affiliates and its other third-party distribution channels, particularly in connection with the transition to new technologies;

- Sprint Nextel gives preference to other distribution channels;

- we do not adequately project our need for handsets;

- Sprint Nextel modifies its handset logistics and delivery plan in a manner that restricts or delays access to handsets; or

- there is an adverse development in the relationship between Sprint Nextel and its suppliers or vendors.

The occurrence of any of the foregoing could disrupt subscribers' service or result in a decrease in our subscribers.

If Sprint Nextel does not continue to enhance its nationwide digital wireless network, we may not be able to attract and retain subscribers.

Our PCS operations are dependent on Sprint Nextel's national network. Sprint Nextel's digital wireless network may not provide nationwide coverage to the same extent as the networks of its competitors, which could adversely affect our ability to attract and retain subscribers. Sprint Nextel currently covers a significant portion of the population of the United States, Puerto Rico and the U.S. Virgin Islands. Sprint Nextel offers PCS services, either on its own network or through its roaming agreements, in every part of the United States.

Sprint Nextel completed a transaction in which it transferred mobile broadband licenses and business operations to Clearwire Corp. and obtained a majority equity ownership interest in Clearwire, with major cable operators, Google Inc., Intel Corporation, Cisco Systems, Inc. and other investors contributing investment capital and obtaining equity in Clearwire. This transaction was entered with an expectation that Clearwire will expand its broadband networks in large metropolitan areas across the United States and that Sprint Nextel will offer high-speed broadband services ("4G") in conjunction with Clearwire.

Sprint Nextel's arrangements with Clearwire and the risks associated with the Clearwire venture might adversely affect our business. At this point, our Sprint Nextel agreement does not allow us to develop our own 4G network. The introduction of 4G services in our service area by other operators, independent of arrangements with us, might adversely affect our PCS business.

If Sprint Nextel's PCS licenses are not renewed or are revoked, our PCS business would be harmed.

Non-renewal or revocation by the FCC of Sprint Nextel's PCS licenses would significantly harm us. Wireless spectrum licenses are subject to renewal and revocation by the FCC. There may be opposition to renewal of Sprint Nextel's PCS licenses upon their expiration, and Sprint Nextel's PCS licenses may not be renewed. The FCC has adopted specific standards to apply to PCS license renewals. Any failure by Sprint Nextel to comply with these standards could cause revocation or forfeiture of Sprint Nextel's PCS licenses.

If Sprint Nextel does not maintain control over its licensed spectrum, our Sprint Nextel agreements may be terminated, which would render us unable to continue providing service to our subscribers.

Risks Related to Our Cable Businesses

We face risks from increasing competition for the provision of cable and related video services.

Incumbent cable companies, which have historically provided video service, face competition from direct broadcast satellite providers, and more recently from large providers of wireline telecommunications services (such as Verizon and AT&T), which have begun to upgrade their networks to provide video services in addition to voice and broadband services. Wireless providers also are entering the market for video services by making such services available on handsets and tablets. In some areas, direct broadcast satellite providers have partnered with large incumbent telecommunications service providers to offer triple-play services. Moreover, consumers are increasingly accessing video content from alternative sources, such as internet-based websites and applications. The influx of competitors in this area, together with the development of new technologies to support them, are resulting in significant changes in the business models and regulatory provisions that have applied to the provision of video and other services. These developments may lead to a decline in the price and profitability of video and other services.

Changes to key regulatory requirements can affect our ability to compete.

The Company operates cable television systems in largely rural areas of Virginia and West Virginia. The Company has experienced competition from satellite providers that are larger and have cost advantages over the Company in the procurement of programming. The continued success of the satellite television providers may have an adverse impact on the Company's cable television results.

In 2006, Virginia adopted legislation to make it easier for companies to obtain local franchises to provide cable television service. Also in 2006, the FCC adopted new rules which substantially reduce the cost of obtaining a local franchise. These rules may make it easier for the Company to expand its cable television business, but also may result in increased competition for such business.

As part of its National Broadband Plan Inquiry, the FCC raised several policy issues concerning cable set-top boxes, including whether such boxes should accommodate two-way content from sources other than the cable operator such as Internet web sites. In addition, current FCC rules require that cable operators allow customers to attach set-top box devices purchased at retail instead of leasing a box from the cable operator. These devices can access programming from sources that compete with the program offerings of the Company. These devices, and any rule changes that impose access obligations on the Company's leased boxes, could reduce demand for the Company's video products.

Any significant impairment of our non-amortizing cable franchise rights would lead to a decrease in our assets and a reduction in our net operating performance.

At December 31, 2010, Shentel Cable had non-amortizing cable franchise rights of approximately $64.2 million, and goodwill of $7.6 million, which together constituted approximately 15.4% of our total assets at that date. If we make changes in our business strategy or if market or other conditions adversely affect our cable operations, Shentel Cable may be forced to record an impairment charge, which would lead to a decrease in the Company's assets and reduction in our net operating performance. We test goodwill and non-amortizing intangible assets for impairment annually or whenever events or changes in circumstances indicate an impairment may have occurred. If the testing performed indicates that impairment has occurred, we are required to record an impairment charge for the difference between the carrying value of the goodwill and/or the non-amortizing intangible assets, as appropriate, and the fair value of the goodwill and/or non-amortizing intangible assets, in the period in which the determination is made. The testing of goodwill and non-amortizing intangible assets for impairment requires the Company to make significant estimates about the future performance and cash flows of Shentel Cable, as well as other assumptions. These estimates can be affected by numerous factors, including changes in economic, industry or market conditions, changes in underlying business operations, future reporting unit operating performance, changes in competition, or changes in technologies. Any changes to key assumptions, or actual performance compared with those assumptions, about Shentel Cable's business and its future prospects or other assumptions could affect the fair value of Shentel Cable, resulting in an impairment charge.

Our programming costs are subject to demands for increased payments from broadcasters under retransmission consent.

Broadcasters affiliated with major over-the-air network services have been increasing their demands for cash payment for the right to carry local network television signals. These increased costs cannot always be recouped by increased rates to subscribers.

Risks Related To Broadband Services

Our broadband services may be adversely impacted by legislative or regulatory changes that affect our ability to develop and offer services or that could expose us to liability from customers or others.

The Company provides broadband services to its cable and telephone customers through cable modems and digital subscriber lines ("DSL"), respectively. The FCC has adopted "open internet" rules, also referred to as "net neutrality," that could affect the Company's provision of broadband services. For example, the rules require transparency as to speed of service and management network management practices, performance characteristics, and terms and conditions of broadband services. Both the fixed and mobile broadband services are subject to various no blocking requirements and the fixed service is subject to a "no-unreasonable-discrimination" requirement that might prohibit the Company from charging websites for enhanced delivery of content. Congress may also consider increasing regulatory authority over broadband providers, although specific proposals are not currently pending.

The Federal Trade Commission is also considering rules related to behavioral advertising on the Internet which may extend to broadband service providers.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

The Company owns its corporate headquarters, which occupies a 60,000-square foot building in Edinburg, Virginia. The Company also owns a 26,500-square foot building in Edinburg that houses the Company's main switching center and technical staff and a 10,700-square foot building in Edinburg used for customer services and retail sales.

The Company owns nine telephone exchange buildings that are located in the major towns and some of the rural communities that are served by the regulated telecommunications operations. These buildings contain switching and fiber optic equipment and associated local exchange telecommunications equipment. The Company has fiber optic hubs or points of presence in Hagerstown, Maryland; Ashburn, Berryville, Edinburg, Front Royal, Harrisonburg, Herndon, Leesburg, Stephens City, Warrenton and Winchester, Virginia; and Franklin, Petersburg, Shepherdstown and Martinsburg, West Virginia.

The Company leases land, buildings and tower space in support of its PCS operations. As of December 31, 2010, the Company had 496 sites, including sites on property owned by the Company, and 16 leased retail locations.

The Company owns or leases other warehouse, office and retail space in various locations to support its operations. The leases for the foregoing land, buildings and tower space expire on various dates between 2011 and 2051. For information about these leases, see Note 13 to the consolidated financial statements appearing elsewhere in this report.

The Company plans to lease additional land, equipment space, and retail space in support of its operations.

ITEM 3. **LEGAL PROCEEDINGS**

None

ITEM 4. **(REMOVED AND RESERVED)**

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The Company's stock is traded on the NASDAQ Global Select Market under the symbol "SHEN." The following table shows the closing high and low sales prices per share of common stock as reported by the NASDAQ Global Select Market for each quarter during the last two years:

2010	High	Low
Fourth Quarter	$ 19.96	$ 17.49
Third Quarter	19.63	16.15
Second Quarter	19.86	15.68
First Quarter	20.99	16.93

2009	High	Low
Fourth Quarter	$ 20.94	$ 16.25
Third Quarter	21.03	16.82
Second Quarter	24.23	17.08
First Quarter	28.32	17.09

As of February 22, 2011, there were 4,279 holders of record of the Company's common stock.

Shenandoah Telecommunications Company historically has paid annual cash dividends on or about December 1 of each year. The cash dividend was $0.33 per share in 2010 and $0.32 per share in 2009. Dividends are paid to Shenandoah Telecommunications Company shareholders from accumulated dividends paid to it by its operating subsidiaries. Under the Company's credit agreement with CoBank dated July 30, 2010, the Company is restricted in its ability to pay dividends in the future. So long as no Default or Event of Default (as such term is defined in the credit agreement) exists before, or will result after giving effect to such dividends, distributions or redemptions on a pro forma basis, the Company may declare or pay a lawful dividend or other distribution of assets, or retire, redeem, purchase or otherwise acquire capital stock in an aggregate amount which when added to any such dividends, distributions or redemptions of capital stock or other equity interest made, declared or paid from and after January 1, 2010 does not exceed 50% of the Company's consolidated net income (excluding non-cash extraordinary items such as write-downs or write-ups of assets, other than current assets) from October 1, 2009 to the date of declaration of any such dividends, distributions or redemptions.

The following graph and table show the cumulative total shareholder return on the Company's common stock compared to the NASDAQ U.S. Index and the NASDAQ Telecommunications Index for the period between December 31, 2005 and December 31, 2010. The NASDAQ Telecommunications Index includes 152 companies that represent a wide mix of telecommunications service and equipment providers and smaller carriers that offer similar products and serve similar markets. The graph assumes $100 was invested on December 31, 2005 in (1) the Company's common stock, (2) the NASDAQ U.S. Index and (3) the NASDAQ Telecommunications Index, and that all dividends were reinvested and market capitalization weighting as of December 31, 2006, 2007, 2008, 2009 and 2010.


250
200
150
100
50
0
2005
2006
2007
2008
2009
2010
SHENANDOAH TELECOMMUNICATIONS COMPANY
NASDAQ U.S. INDEX
NASDAQ TELECOMMUNICATIONS INDEX

	2005	2006	2007	2008	2009	2010
Shenandoah Telecommunications Company	100	120	186	220	163	152
NASDAQ U.S. Index	100	110	119	57	83	98
NASDAQ Telecommunications Index	100	131	117	67	101	130

The Company maintains a dividend reinvestment plan (the "DRIP") for the benefit of its shareholders. When shareholders remove shares from the DRIP, the Company issues a certificate for whole shares, pays out cash for any fractional shares, and cancels the fractional shares purchased. In addition, in conjunction with the award of shares or exercises of stock options, the Company periodically repurchases shares from certain recipients to cover the minimum statutory tax withholding requirements associated with the transaction. The following table provides information about the Company's repurchases of shares during the three months ended December 31, 2010:

	Number of Shares Purchased	Average Price Paid per Share
October 1 to October 31	3	$18.48
November 1 to November 30	-	-
December 1 to December 31	4	$18.72
Total	7	$18.63

ITEM 6. **SELECTED FINANCIAL DATA**

The following table presents selected financial data as of December 31, 2010, 2009, 2008, 2007 and 2006 and for each of the years in the five-year period ended December 31, 2010.

The selected financial data as of December 31, 2010 and 2009 and for each of the years in the three-year period ended December 31, 2010 are derived from the Company's audited consolidated financial statements appearing elsewhere in this report. The selected financial data as of December 31, 2008, 2007 and 2006 and for the years ended December 31, 2007 and 2006 are derived from the Company's audited consolidated financial statements not included in this report.

The selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes thereto appearing elsewhere in this report.

(in thousands, except share and per share data.)

	2010	2009	2008	2007	2006
Operating revenues (a)	$ 194,889	$ 160,616	$ 144,424	$ 130,365	$ 158,894
Operating expenses (a)	162,652	117,789	99,213	94,091	133,565
Operating income	36,237	42,827	45,211	36,274	25,329
Interest expense	4,716	1,361	1,009	1,873	2,362
Income taxes	13,355	17,465	17,494	14,942	14,026
Net income from continuing operations (b)	$ 18,718	$ 25,084	$ 26,069	$ 21,921	$ 20,492
Discontinued operations, net of tax (c)	(643)	(9,992)	(1,924)	(3,361)	(2,729)
Cumulative effect of a change in accounting, net of tax	-	-	-	-	(77)
Net income	$ 18,075	$ 15,092	$ 24,145	$ 18,560	$ 17,686
Total assets	466,437	271,725	266,837	222,512	208,864
Total debt – including current maturities	195,112	32,960	41,359	21,907	26,016
Shareholder Information:					
Shares outstanding	23,766,873	23,680,843	23,605,467	23,508,525	23,284,284
Income per share from continuing operations-diluted	$ 0.79	$ 1.06	$ 1.11	$ 0.93	$ 0.88
Loss per share from discontinued operations-diluted	(0.03)	(0.42)	(0.08)	(0.14)	(0.12)
Loss per share from cumulative effect of a change in accounting (d)	-	-	-	-	-
Net income per share-diluted	0.76	0.64	1.03	0.79	0.76
Cash dividends per share	$ 0.33	$ 0.32	$ 0.30	$ 0.27	$ 0.25

All share and per share figures reflect the three for one stock split effected August 2, 2007.

(a) The decrease in operating revenues and expenses between 2006 and 2007 is due to changes in the settlement of travel and roaming revenues and expenses resulting from the 2007 Amendments to the Company's management and affiliation agreements with Sprint Nextel.

(b) The 2006 balance shown includes a gain of $6.4 million, net of tax, relating to the disposition of the RTB stock.

(c) Discontinued operations include the operating results of Converged Services. The Company announced its intention to dispose of Converged Services in September 2008, and reclassified its operating results as discontinued for all periods presented. In 2009, the Company recognized an impairment loss of $17.5 million, or $10.7 million net of tax, to write-down the net assets of Converged Services to their estimated fair value. In 2010, the Company recognized an additional impairment loss of $1.9 million, or $1.1 million net of tax, to write-down the net assets of Converged Services to their current estimated fair value.

(d) The cumulative effect adjustment shown above for 2006 represents approximately ($0.003) per share.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including statements regarding our expectations, hopes, intentions, or strategies regarding the future. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward-looking statements. Factors that might cause such a difference include those discussed in this report under "Business-Recent Developments" and "Risk Factors." The Company undertakes no obligation to publicly revise these forward-looking statements to reflect subsequent events or circumstances, except as required by law.

General

Overview. Shenandoah Telecommunications Company is a diversified telecommunications company providing both regulated and unregulated telecommunications services through its wholly owned subsidiaries. These subsidiaries provide wireless personal communications services (as a Sprint PCS affiliate) and local exchange telephone services, as well as cable television, video, Internet and data services, long distance, sale of telecommunications equipment, fiber optics facilities, and leased tower facilities. The Company has three reportable segments, which the Company operates and manages as strategic business units organized by lines of business: (1) Wireless, (2) Wireline, and (3) Cable TV. A fourth segment, Other, primarily includes Shenandoah Telecommunications Company, the parent holding company as well as certain general and administrative costs historically charged to Converged Services that cannot be allocated to discontinued operations.

The Wireless segment provides digital wireless service to a portion of a four-state area covering the region from Harrisburg, York and Altoona, Pennsylvania, to Harrisonburg, Virginia, as a Sprint PCS Affiliate of Sprint Nextel. This segment also owns cell site towers built on leased land, and leases space on these towers to both affiliates and non-affiliated service providers.

The Wireline segment provides regulated and unregulated voice services, dial-up and DSL internet access, and long distance access services throughout Shenandoah County and portions of northwestern Augusta County, Virginia, and leases fiber optic facilities throughout the northern Shenandoah Valley of Virginia, northern Virginia and adjacent areas along the Interstate 81 corridor, including portions of West Virginia and Maryland.

The Cable TV segment provides video, internet and voice services in Virginia, West Virginia and effective December 1, 2010, portions of western Maryland.

The Company is the exclusive provider of wireless mobility communications network products and services on the 1900 MHz band under the Sprint brand from Harrisonburg, Virginia to Harrisburg, York and Altoona, Pennsylvania. The Company's primary service area for the wireline and cable television businesses was historically Shenandoah County, Virginia. The county is a rural area in northwestern Virginia, with an estimated population of approximately 41,000 inhabitants. The Company believes that the potential for significant numbers of additional wireline customers in the Shenandoah County operating area is limited. With the acquisition in December 2008 of cable system assets and customers from Rapid Communications, LLC, through the Company's Shentel Cable Company subsidiary, the Company has expanded its cable television services to portions of West Virginia and Alleghany County, Virginia. In November 2009, the Company acquired approximately 1,000 telephone access lines in northwestern Augusta County, Virginia, by acquiring the assets of the North River Telephone Cooperative. In July 2010, the Company further expanded its cable television services through the acquisition of cable system assets and customers from JetBroadband,

LLC, located throughout southern Virginia and southern West Virginia, and in December 2010, with the acquisition of cable assets and customers in West Virginia and Oakland, Maryland, from Cequel III Communications II LP, doing business as Suddenlink.

As a result of the November 30, 2004 acquisition of the 83.9% of NTC Communications, L.L.C. ("NTC") that the Company did not already own, the Company, through its subsidiary Shentel Converged Services, provides local and long distance voice, video, and Internet services on an exclusive and non-exclusive basis to MDU communities, consisting primarily of off-campus college student housing throughout the southeastern United States including Virginia, North Carolina, Maryland, South Carolina, Georgia, Florida, Tennessee, Mississippi and Delaware. Since late 2008, Converged Services has been classified as a discontinued operation and its assets and liabilities reclassified as held for sale in the consolidated financial statements. The Company continues to pursue its plan to sell these assets.

The Company sells and leases equipment, mainly related to the services it provides. The Company participates in emerging services and technologies by investment in technology venture funds and direct investment in non-affiliated companies.

Significant Transactions

The 2010, 2009 and 2008 financial results of the Company reflected several significant transactions. These transactions should be noted in understanding the financial results of the Company for 2010, 2009 and 2008.

Converged Services

In September 2008, the Company announced its intention to sell its Converged Services segment. The operating results of this segment were reclassified to discontinued operations, and the assets and liabilities were reclassified as assets and liabilities held for sale. Certain general overhead costs previously charged or allocated to the Converged Services segment are not appropriately chargeable to discontinued operations, and these costs have been reclassified to the "Other" segment within continuing operations for all periods presented. In March 2009, based upon an assessment of fair value based upon bids received in the auction process, the Company recognized an impairment charge totaling $17.5 million ($10.7 million, net of taxes), on the assets held for sale. The impairment charge was included in discontinued operations. During the fourth quarter of 2010, based upon developments in the process of selling these assets, the Company determined that the fair value of Converged Services had declined from earlier estimates. Accordingly, the Company recorded an impairment loss of $1.9 million ($1.1 million, net of taxes) to further reduce the carrying value of these assets to their revised estimated fair value less cost to sell. As of December 31, 2010, negotiations to complete the sale continue. At this time, the Company has determined that there has been no additional impairment to the carrying value of the assets.

Acquisition of Cable Assets from Rapid Communications, Inc.

In December 2008, the Company closed on the acquisition of certain cable assets serving approximately 17,000 customers in Virginia and West Virginia. The 2008 consolidated income statement includes one month of operations for the Company's new Shentel Cable subsidiary, which is included as part of the Company's Cable Segment. In December 2009, the Company sold cable assets serving approximately 10% of these customers for $1.5 million, recognizing a gain of approximately $0.4 million.

Changes in Pension Plans

On November 30, 2006, the Company announced that it would freeze benefit accruals for all participants in the Company's defined benefit pension plans as of January 31, 2007, and that it intended to terminate and settle the defined benefit pension plan. During the second quarter of 2010, the Company completed the settlement of its defined benefit pension plan following the receipt of a favorable tax determination letter in February, 2010. In order to complete the settlement, the Company contributed $987 thousand to fully fund the pension obligations, and recognized $3.6 million of pension expense from other comprehensive income. During the second quarter of 2010, the Company also curtailed future participation in the Company's SERP. Current participants may remain in the SERP and will continue to earn returns (either gains or losses) on invested balances, but the Company will make no further contributions to the SERP and no new participants will be eligible to join the SERP. As a result of the curtailment, the Company recognized a curtailment loss of $666 thousand, consisting of actuarial losses previously recorded in other comprehensive income.

Acquisition of Virgin Mobile Customers and Initiation of Prepaid Wireless Sales

On July 8, 2010, the Company acquired the right to receive a share of revenues from approximately 50,000 Virgin Mobile customers in our service area, and effective July 11, 2010, the Company began selling Virgin Mobile and Boost prepaid products and services under an amendment to the Sprint agreements. Based upon the initial subscriber base acquired, the Company recognized approximately $0.9 million in monthly revenue and approximately $0.3 million in monthly expenses related to prepaid customers. The Company recognized amortization on the $6.9 million capitalized purchase price of the acquired contract for the 50,000 acquired Virgin Mobile subscribers. The amortization of the acquired subscriber base will approximate the life of the customers acquired, gradually decreasing over the expected four year life of this asset. The Company incurs significant costs of acquisition (including handset subsidies, commissions, and other sales and marketing costs) in the month of a new customer activation. New customers are expected to generate net income over their service life. Due to expensing all costs of acquisition in the month of acquisition, the sale of prepaid products and services will have a net negative impact on operating results until the base of customers is sufficient such that the aggregate monthly revenue less recurring expenses exceeds the up-front costs for new activations.

Acquisition of JetBroadBand

On April 16, 2010, the Company announced that it had signed an asset purchase agreement to purchase the cable operations of JetBroadBand for $148 million in cash, subject to certain adjustments. On July 30, 2010, the Company completed this acquisition. The acquired cable operations offer video, high speed Internet and voice services representing approximately 66,000 revenue generating units in southern Virginia and southern West Virginia. The acquired networks pass approximately 115,000 homes. The acquired cable operations' operating results are now included in the Company's Cable Television segment significantly impacting that segment's operating revenues and expenses in subsequent periods. Various fees and other expenses associated with the acquisition increased the Company's operating expenses by approximately $3.1 million in 2010.

The acquisition of JetBroadBand is consistent with the Company's business strategy which focuses on meeting the growing demand for broadband services, and the advantages of cable systems in providing broadband services. We believe the fiber/coax network of a cable system is technically superior and more cost effective at delivering voice, video and data, than is the fiber/twisted pair network of a telephone company. Our primary competitors in the areas JetBroadBand served will be the incumbent telephone companies. With our focus on providing quality service, we expect to be able to effectively compete for market share.

JetBroadBand operates in southern Virginia and southern West Virginia, a close geographic fit with our existing markets and only a few hours away from our executive offices in Edinburg, Virginia. The integration of the Rapid Communications acquisition was successfully completed and we are now meeting and exceeding our growth expectations. By combining our management team's experience in upgrading the Rapid Communications markets with the financial resources we've obtained on attractive terms, we believe we can accelerate growth in the JetBroadBand markets.

This acquisition provides further diversification of our revenues and provides scale to our cable operations. We are optimistic about the growth opportunities in cable, but our existing cable operations were not of an adequate size, and did not enjoy the margins benefitting larger operators. The acquisition will help improve the economies of scale of our cable business, and will allow us to leverage our management team, back office systems and assets, helping to maximize the investment return. The current JetBroadBand penetration levels of services per homes passed are lower than industry norms. Reaching industry average penetration levels alone presents a significant opportunity for growth. The acquisition of JetBroadBand is expected to cause a downward trend in net income in the initial few years, with the biggest negative impact most likely occurring in 2011, the first full year of operation. We expect to begin to realize the long term positive impact of the JetBroadBand acquisition on our results of operations in 2012 and beyond.

Critical Accounting Policies

The Company relies on the use of estimates and makes assumptions that affect its financial condition and operating results. These estimates and assumptions are based on historical results and trends as well as the Company's forecasts as to how these might change in the future. The most critical accounting policies that materially affect the Company's results of operations include the following:

Allowance for Doubtful Accounts

Estimates are used in determining the allowance for doubtful accounts and are based on historical collection and write-off experience, current trends, credit policies, and the analysis of the accounts receivable by aging category. In determining these estimates, the Company compares historical write-offs in relation to the estimated period in which the subscriber was originally billed. The Company also looks at the historical average length of time that elapses between the original billing date and the date of write-off and the financial position of its larger customers in determining the adequacy of the allowance for doubtful accounts. From this information, the Company assigns specific amounts to the aging categories. The Company provides an allowance for substantially all receivables over 90 days old. The Company does not carry an allowance for receivables related to PCS customers.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, services have been rendered or products have been delivered, the price to the buyer is fixed and determinable and collectability is reasonably assured. Revenues are recognized by the Company based on the various types of transactions generating the revenue. For services, revenue is recognized as the services are performed. For equipment sales, revenue is recognized when the sales transaction is complete. For transactions with customers in our wireless segment that involve multiple elements, such as the sale of service combined with the sale of a handset, the consideration received at the time of sale is measured and allocated to the separate units based upon their relative fair values. Generally, this method results in all cash received at the time of the initial sale being allocated to and recognized as equipment revenue.

Under the Sprint Nextel Management Agreement, postpaid wireless service revenues are reported net of an 8% Management Fee and, since its imposition effective January 1, 2007, the Net Service Fee retained by

Sprint Nextel. The Net Service Fee was initially set at 8.8%, and was increased to 12%, the maximum allowed under the management Agreement, effective June 1, 2010. Prepaid wireless service revenues are reported net of a 6% Management Fee.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company evaluates the recoverability of deferred tax assets generated on a state-by-state basis from net operating losses apportioned to that state. Management uses a more likely than not threshold to make the determination if a valuation allowance is warranted for tax assets in each state. Management will evaluate the effective rate of taxes based on apportionment factors, the Company's operating results, and the various state income tax rates. Currently, management anticipates that the future effective income tax rate will be approximately 41%.

Leases

The Company recognizes rent expense on a straight-line basis over the initial lease term and renewal periods that are reasonably assured at the inception of the lease. In light of the Company's investment in each leased site, including acquisition costs and leasehold improvements, the Company includes the exercise of certain renewal options in the recording of operating leases. Where the Company is the lessor, the Company recognizes revenue on a straight line basis over the non-cancelable term of the lease.

Long-lived Assets

The Company views the determination of the carrying value of long-lived assets as a critical accounting estimate since the Company must determine an estimated economic useful life in order to properly amortize or depreciate long-lived assets and because the Company must consider if the value of any long-lived assets have been impaired, requiring adjustment to the carrying value.

Economic useful life is the duration of time the asset is expected to be productively employed by us, which may be less than its physical life. The Company's assumptions on obsolescence, technological advances, and other factors affect the determination of estimated economic useful life. The estimated economic useful life of an asset is monitored to determine if it continues to be appropriate in light of changes in business circumstances. For example, technological advances may result in a shorter estimated useful life than originally anticipated. In such a case, the Company would depreciate the remaining net book value of the asset over the new estimated remaining life, increasing depreciation expense on a prospective basis.

Fair Value of Converged Services

The Company's assessment of the fair value of the Converged Services assets as of December 31, 2010, is based upon the most recent sales proposals currently under consideration. Based upon this assessment, the Company has concluded that the fair value (less costs required to sell) was less than the current carrying value of these assets, and an impairment loss of $1.9 million, pre-tax, or $1.1 million after tax, was recorded as of December 31, 2010. The ultimate selling price will depend on the dynamics of the market and the sale process, and the financial circumstances of the telecommunications industry and the buyers at the time of the sale. It is not possible at this time to anticipate how all of these factors might influence the final sales price or whether the eventual sale will result in a future gain or loss.

Other

The Company does not have any unrecorded off-balance sheet transactions or arrangements: however, the Company has significant commitments under operating leases and is subject to up to $0.3 million in capital calls under its investments.

Results of Continuing Operations

2010 Compared to 2009

Consolidated Results

The Company's consolidated results from continuing operations for the years ended December 31, 2010 and 2009 are summarized as follows:

(in thousands)	Years Ended December 31,		Change	
	2010	2009	$	%
Operating revenues	$ 194,889	$160,616	$ 34,273	21.3
Operating expenses	162,652	117,789	44,863	38.1
Gain on sale of directory	4,000	-	4,000	n/a
Operating income	36,237	42,827	(6,590)	(15.4)
Other income (expense)	(4,164)	(278)	(3,886)	1397.8
Income tax expense	13,355	17,465	(4,110)	(23.5)
Net income from continuing operations	$ 18,718	$ 25,084	$ (6,366)	(25.4)

Operating revenues

Operating revenues increased $34.3 million, or 21.3%, in 2010 over 2009, primarily due to an increase of $9.1 million in service revenue in the Wireless segment and the additional $19.1 million of revenue from the Shentel Cable acquisitions in July and December 2010. All other Company revenues increased by $6.1 million in 2010 from 2009. This increase included $3.1 million in additional Wireless segment tower lease, equipment and other revenues; $1.9 million in additional Cable segment revenues from the cable systems acquired in 2008 and the balance in Wireline segment service and access revenues.

Operating expenses

Operating expenses increased $44.9 million, or 38.1%, compared to the 2009 period. The Cable segment operations accounted for $30.2 million of the year over year increase; this included $19.6 million from the systems acquired in 2010, including approximately $3.3 million in transaction-related costs. Wireless segment operating expenses increased $14.0 million, including $8.3 million in costs associated with prepaid subscribers. Wireline segment operating expenses increased $1.7 million overall, largely due to costs associated with the pension settlement. Overall, the changes in the pension plan resulted in approximately $3.8 million of operating expense across all segments during 2010.

Gain on sale of directory

The Company sold its telephone directory for $4 million in cash during the third quarter of 2010.

Other income (expense)

The change in other income (expense) resulted primarily from interest costs associated with the additional debt utilized to finance the acquisition of cable systems during 2010. Investment results and other non-operating items both generated less income in 2010 than 2009.

Income tax expense

The Company's effective tax rate on income from continuing operations increased from 41.0% in 2009 to 41.6% in 2010 principally due to changes in the allocation of taxable income to states with higher tax rates.

Net income from continuing operations

Net income from continuing operations decreased $6.4 million in 2010 from 2009, primarily as a result of one-time charges related to the pension plans and the transaction costs associated with the cable acquisitions in 2010, the net costs of acquiring new prepaid wireless customers, and the incremental interest expenses associated with the debt utilized to acquire the cable systems, partially offset by the gain from the sale of the directory during 2010.

Wireless

The Company's Wireless segment provides digital wireless service to a portion of a four-state area covering the region from Harrisburg, York and Altoona, Pennsylvania, to Harrisonburg, Virginia, through Shenandoah PCS Company ("PCS"), a Sprint PCS Affiliate of Sprint Nextel. This segment also leases land on which it builds Company-owned cell towers, which it leases to affiliated and non-affiliated wireless service providers, throughout the same four-state area described above, through Shenandoah Mobile Company ("Mobile").

PCS receives revenues from Sprint Nextel for subscribers that obtain service in PCS's network coverage area. PCS relies on Sprint Nextel to provide timely, accurate and complete information to record the appropriate revenue for each financial period. Postpaid revenues received from Sprint Nextel are recorded net of fees, as defined, retained by Sprint Nextel. Through May 31, 2010, such fees totaled 16.8% of net billed revenue; effective June 1, 2010, the net service fee component increased from 8.8% to 12.0%, bringing the total postpaid fees retained by Sprint Nextel to 20%. The fee increase resulted in Sprint Nextel retaining an additional $0.3 million of revenue per month at current levels of revenue.

Beginning in July 2010, the Company began offering prepaid wireless products and services in its PCS network coverage area. Prepaid revenues received from Sprint Nextel are reported gross of expenses passed through from Sprint Nextel. The Company pays handset subsidies to Sprint Nextel for the difference between the selling price of handsets and their cost, in the aggregate and as a net cost. The revenue and expense components reported to us by Sprint Nextel are based on Sprint Nextel's national averages for prepaid services, rather than being specifically determined by customers homed in our geographic service areas. Sprint Nextel retains a 6% Management Fee on prepaid revenues.

The following tables show selected operating statistics of the Wireless segment as of the dates shown:

	Dec. 31, 2010	Dec. 31, 2009	Dec. 31, 2008
Retail PCS Subscribers – Postpaid	235,697	222,818	211,462
Retail PCS Subscribers – Prepaid	66,956	-	-
PCS Market POPS (000) (1)	2,337	2,327	2,310
PCS Covered POPS (000) (1)	2,049	2,033	1,931
CDMA Base Stations (sites)	496	476	411
EVDO-enabled sites	381	334	211
EVDO Covered POPS (000)	1,981	1,940	1,663
Towers	146	140	118
Non-affiliate Cell Site Leases	216	196	183
Net PCS Subscriber Additions – Postpaid (2)	12,879	11,356	24,159
Net PCS Subscriber Additions – Prepaid (3)	17,071	-	-
PCS Average Monthly Retail Churn % - Postpaid (4)	1.89%	2.09%	1.86%
PCS Average Monthly Retail Churn % - Prepaid (4)	4.85%	-	-

1) POPS refers to the estimated population of a given geographic area and is based on information purchased from third party sources. Market POPS are those within a market area which the Company is authorized to serve under its Sprint PCS affiliate agreements, and Covered POPS are those covered by the network's service area.
2) For the twelve months ended.
3) Since initiation of prepaid offerings in July 2010; excludes prepaid subscribers purchased.
4) PCS Average Monthly Retail Churn is the average of the monthly subscriber turnover, or churn, calculations for the period. For Postpaid, it is the average for the twelve months shown; for Prepaid, it is the average for the period July through December, 2010.

(in thousands)	Years Ended December 31, 2010	2009	Change $	%
Segment operating revenues				
Wireless service revenue	$ 111,279	$102,196	$ 9,083	8.9
Tower lease revenue	8,145	7,144	1,001	14.0
Equipment revenue	5,713	4,522	1,191	26.3
Other revenue	2,751	1,833	918	50.1
Total segment operating revenues	127,888	115,695	12,193	10.5
Segment operating expenses				
Cost of goods and services, exclusive of depreciation and amortization shown separately below	44,794	38,129	6,665	17.5
Selling, general and administrative, exclusive of depreciation and amortization shown separately below	21,558	17,098	4,460	26.1
Depreciation and amortization	23,187	20,293	2,894	14.3
Total segment operating expenses	89,539	75,520	14,019	18.6
Segment operating income	$ 38,349	$ 40,175	$(1,826)	(4.5)

Operating revenues

Wireless service revenue increased $9.1 million, or 8.9%, for 2010 over 2009. Prepaid wireless service revenue generated $5.6 million of the year over year increase, with prepaid customers increasing to nearly 67 thousand at December 31, 2010, from the initial acquisition of approximately 49,900 customers from Sprint Nextel in July 2010. Postpaid wireless service revenue increased $3.5 million, net of fees and adjustments, or 3.4%. Average postpaid subscribers for 2010 increased 5.4% compared to 2009. Wireless service revenues are shown net of Sprint fees, billing credits and adjustments, and write-offs. Total credits against gross billed revenue were up $0.4 million from 2009, while allocated write-offs were down $1.2 million. Fees retained by Sprint Nextel on postpaid revenues increased $3.7 million in 2010 from 2009. The increase in the postpaid Net Service Fee from 8.8% of billed revenue to 12.0%, effective June 1, 2010, resulted in approximately $2.6 million of the fee increase, with the remainder due to growth in net billed revenues.

The increase in tower lease revenue resulted from additional cell site leases and higher rates on existing leases.

The increase in equipment revenue resulted from higher revenues per handset sold as discounts have decreased, partially offset by a decline in overall handsets sold.

The increase in other revenue primarily resulted from a one-time adjustment to straight-line rent accruals recorded in the third quarter of 2010 on a small number of leases due to a determination that the leases were longer-term than initially thought.

Cost of goods and services

Cost of goods and services increased $6.7 million, or 17.5%, in 2010 from 2009. Handset subsidies associated with the new prepaid wireless plans totaled $3.2 million in 2010. Costs of handsets for postpaid phones increased $0.8 million due to higher cost smartphones and 4G phones. Costs of the expanded network coverage and roll-out of EVDO coverage resulted in a $2.2 million increase in network costs including rent of $1.5 million for additional tower and co-location sites, additional power costs of $0.2 million and $0.5 million in additional backhaul line costs.

Selling, general and administrative

Selling, general and administrative expenses increased $4.5 million in 2010 from 2009 due to $3.0 million of incremental selling and marketing expenses associated with the prepaid wireless plans. Other increases included $0.8 million in allocated pension charges and $0.3 million in higher operating taxes, principally property taxes.

Depreciation and amortization

Depreciation and amortization increased $2.9 million in 2010 over 2009, principally due to $2.0 million of amortization on the $6.9 million of acquired prepaid subscriber base, and $0.9 million due to capital projects for EVDO capability and new cell sites placed in service in 2009 and continuing throughout 2010. Depreciation and amortization is expected to continue to increase in 2011, primarily due to the full year impact of amortization on the acquired prepaid subscriber base.

Cable Television

The Cable Television segment provides analog, digital and high-definition television service under franchise agreements in Virginia and West Virginia. The Company has been upgrading its cable systems since early 2009, and completed the first round of system upgrades in December 2010. The Company has introduced expanded video and internet service offerings as market upgrades were completed beginning in the second half of 2009, and began introducing voice service in several upgraded markets as the first quarter of 2010 ended. The Company has continued rolling out expanded video and internet service offerings, as well as voice service, to additional markets as upgrades have been completed. In July 2010, the Company acquired additional cable operations in Virginia and West Virginia, and has begun a program of upgrades in many of these markets that will continue into 2012. In December 2010, the Company acquired additional cable operations in West Virginia and Maryland.

The following table shows selected operating statistics of the Cable Television segment as of the dates shown:

	Dec. 31, 2010(1)	Dec. 31, 2009(1)	Dec. 31, 2008(1)
Video			
Homes Passed (2)	178,763	56,268	64,365
Customers (3)	67,307	22,773	25,055
Penetration (4)	37.7%	40.5%	38.9%
High-speed Internet			
Available Homes (5)	144,099	25,748	19,405
Customers (3)	30,807	2,083	1,128
Penetration (4)	21.4%	8.1%	5.8%
Voice			
Available Homes (5)	118,652	-	-
Customers	6,326	-	-
Penetration (4)	5.3%	n/a	n/a
Revenue Generating Units (6)	104,440	24,856	26,183
Total Fiber Miles	31,577	4,558	3,860
Fiber Route Miles	1,389	403	353

1) In December 2010, the Company acquired cable operations covering approximately seven thousand video homes passed and high-speed internet available homes, serving approximately three thousand video subscribers and one thousand high-speed internet subscribers. In July 2010, the Company acquired cable operations covering approximately 115 thousand video homes passed, 101 thousand high-speed internet available homes, and 85 thousand voice available homes. These systems served approximately 41 thousand video subscribers, 21 thousand high-speed internet subscribers, and 3 thousand voice subscribers. In December 2009, the Company sold several small systems covering approximately 8,100 video homes passed, 840 high-speed internet available homes, approximately 1,700 video customers and less than 100 high-speed internet customers.
2) Homes and businesses are considered passed ("homes passed") if we can connect them to our distribution system without further extending the transmission lines. Homes passed is an estimate based upon the best available information.
3) Generally, a dwelling or commercial unit with one or more television sets connected to our distribution system counts as one video customer. Where video or internet services are provided on a bulk basis, such as to hotels and some multi-dwelling units, the revenue charged to the bulk customer is divided by the rate for comparable retail service in the local market to determine the number of customer equivalents included in the customer counts shown above.
4) Penetration is calculated by dividing the number of customers by the number of homes passed or available homes, as appropriate.
5) Homes and businesses are considered available ("available homes") if we can connect them to our co-axial distribution system without further upgrading the transmission lines and if we offer the service in that area. Homes passed in Shenandoah County are excluded from available homes as we do not offer high-speed internet or voice services over our co-axial distribution network in this market.
6) Revenue generating units are the sum of video, voice and high-speed internet customers.

(in thousands)	Years Ended December 31, 2010	2009	Change $	%
Segment operating revenues				
Service revenue	$32,215	$ 14,257	$17,958	126.0
Equipment and other revenue	4,287	1,306	2,981	228.3
Total segment operating revenues	36,502	15,563	20,939	134.5
Segment operating expenses				
Cost of goods and services, exclusive of depreciation and amortization shown separately below	26,704	12,550	14,154	112.8
Selling, general and administrative, exclusive of depreciation and amortization shown separately below	13,835	5,383	8,452	157.0
Depreciation and amortization	11,314	3,700	7,614	205.8
Total segment operating expenses	51,853	21,633	30,220	139.7
Segment operating loss	$ (15,351)	$ (6,070)	$(9,281)	(152.9)

The Company closed on the acquisition of cable operations from JetBroadBand effective July 30, 2010. The acquired cable operations offer video, high speed Internet and voice services representing approximately 66,000 revenue generating units in southern Virginia and southern West Virginia. The acquired networks pass approximately 115,000 homes. The Company closed on the acquisition of cable operations from Cequel III Communications II, LP, doing business as Suddenlink, effective December 1, 2010. These acquired cable operations offer video and high-speed internet services representing approximately four thousand revenue generating units in West Virginia and Maryland. These acquired networks pass approximately seven thousand homes. The Cable segment results include the operating results of the acquired operations from July 30, 2010 and December 1, 2010 forward, respectively.

Operating revenues and expenses

The Cable segment operating revenues increased $20.9 million overall in 2010 over 2009; approximately $19.1 million of that increase resulted from the cable systems acquired in 2010. The cable operations acquired in late 2008 generated approximately $1.7 million of the year over year increase in operating revenues, driven by upgrades to higher levels of video services and expansion of voice and internet services following the completion of network upgrades and roll-outs of new and improved services. The cable systems acquired in 2010 added approximately $19.6 million in direct operating expenses to the 2010 totals, including approximately $3.2 million in transaction-related expenses. Depreciation and amortization expense included an incremental $3.6 million of amortization expense resulting from the July 2010 acquisition that is being amortized at an accelerated rate. The cable systems acquired in 2008 generated an incremental $4.8 million in direct operating expenses in 2010 over those incurred in 2009, driven by costs to add subscribers and depreciation expenses for network upgrades placed in service in late 2009 and during 2010. The Cable segment incurred approximately $0.6 million in pension related charges in the second quarter of 2010. Incremental allocated costs, principally employee related costs, represented the remainder of the increase in Cable segment operating expenses.

Cable segment results will be significantly different in 2011, reflecting the full year impact of both acquisitions and the incremental expenses associated with network upgrades and costs of adding subscribers in both new markets.

Wireline

The Wireline segment is composed of several subsidiaries providing telecommunications services. Through these subsidiaries, this segment provides regulated and unregulated voice services, dial-up and DSL internet access, and long distance access services throughout Shenandoah County and portions of northwestern Augusta County, Virginia, and leases fiber optic facilities throughout the northern Shenandoah Valley of Virginia, northern Virginia and adjacent areas along the Interstate 81 corridor, including portions of West Virginia and Maryland.

	Dec. 31, 2010	Dec. 31, 2009	Dec. 31, 2008
Telephone Access Lines	23,706	24,358	24,042
Long Distance Subscribers	10,667	10,851	10,842
Total Fiber Miles	71,118	53,511	46,733
Fiber Route Miles	1,267	837	756
DSL Subscribers	11,946	10,985	9,918
Dial-up Internet Subscribers	2,190	3,359	4,866

(in thousands)	Years Ended December 31,		Change	
	2010	2009	$	%
Segment operating revenues				
Service revenue	$15,222	$14,193	$ 1,029	7.3
Access revenue	13,027	11,225	1,802	16.1
Facilities lease revenue	14,202	14,215	(13)	(0.1)
Equipment revenue	47	148	(101)	(68.2)
Other revenue	4,703	5,282	(579)	(11.0)
Total segment operating revenues	$ 47,201	$ 45,063	$ 2,138	4.7
Segment operating expenses				
Cost of goods and services, exclusive of depreciation and amortization shown separately below	17,503	16,773	730	4.4
Selling, general and administrative, exclusive of depreciation and amortization shown separately below	8,845	7,397	1,448	19.6
Depreciation and amortization	7,883	8,317	(434)	(5.2)
Total segment operating expenses	34,231	32,487	1,744	5.4
Gain on sale of directory	4,000	-	4,000	n/a
Segment operating income	$16,970	$12,576	$ 4,394	34.9

Operating revenues

Operating revenues increased $2.1 million, or 4.7%, in 2010 from 2009. The increase in service revenues resulted primarily from a rate increase implemented in early 2010 in Shenandoah County and the acquisition in late 2009 of telephone subscribers of the North River Telephone Cooperative, each representing approximately $0.4 million, and an increase in internet revenues due to the continuing switch of customers from dial-up services to DSL. The increase in access revenues is primarily due to a $1 million adjustment of access revenue, including $0.7 million for prior years, related to NECA traffic sensitive revenues, recorded in 2010. The decrease in other revenues resulted primarily from a decrease in directory advertising revenues.

Operating expenses

The increases in cost of goods and services and selling general and administrative expenses resulted primarily from $2.0 million in pension related charges recognized in the second quarter of 2010. The decrease in depreciation and amortization expense resulted primarily from equipment reaching the end of its depreciable life in 2009.

Gain on sale of directory

The Company sold its telephone directory for $4 million during the third quarter of 2010.

2009 Compared to 2008

Consolidated Results

The Company's consolidated results from continuing operations for the years ended December 31, 2009 and 2008 are summarized as follows:

(in thousands)	Years Ended December 31,		Change	
	2009	2008	$	%
Operating revenues	$ 160,616	$144,424	$ 16,192	11.2
Operating expenses	117,789	99,213	18,576	18.7
Operating income	42,827	45,211	(2,384)	(5.3)
Other income (expense)	(278)	(1,648)	1,370	83.1
Income tax expense	17,465	17,494	(29)	(0.2)
Net income from continuing operations	$ 25,084	$ 26,069	$ (985)	(3.8)

Operating revenues

Operating revenues increased $16.2 million, or 11.2%, in 2009 over 2008, primarily due to an increase of $10.0 million in service revenue in the Wireless segment and the additional $9.6 million of revenue from the Shentel Cable acquisition in late 2008. All other Company revenues decreased by $3.4 million in 2009 from 2008, principally due to lower Wireless segment equipment and other revenues which declined $1.9 million.

Operating expenses

Operating expenses increased $18.6 million, or 18.7%, compared to the 2008 period. The incremental costs of the Shentel Cable operations accounted for $14.2 million of the year over year increase. Capital improvements to the Company's fiber optic network and to provide expanded wireless coverage and additional services, specifically EVDO high speed wireless internet data access availability, added $3.4 million of depreciation to operating expenses in the Wireline and Wireless segments, while other costs in the Wireless segment increased $1.7 million. All other operating expenses decreased $0.7 million during 2009.

Other income (expense)

The change in other income (expense) resulted from improved results from the Company's investments, which in the aggregate reported losses of $1.4 million in 2008 and gains of $0.1 million in 2009. The investments held by the Company in its rabbi trust related to its Supplemental Executive Retirement Plan generated approximately $1.1 million of this improvement.

Income tax expense

The Company's effective tax rate on income from continuing operations increased from 40.2% in 2008 to 41.0% in 2009 principally due to changes in the allocation of taxable income to states with higher tax rates.

Net income from continuing operations

Net income from continuing operations decreased $1.0 million in 2009 from 2008, primarily as a result of the Shentel Cable acquisition, which generated a loss of $2.4 million in 2009, offset by the improvements in investment results during 2009.

Wireless

The Company's Wireless segment provides digital wireless service to a portion of a four-state area covering the region from Harrisburg, York and Altoona, Pennsylvania, to Harrisonburg, Virginia, through Shenandoah PCS Company ("PCS"), a Sprint PCS Affiliate of Sprint Nextel. This segment also leases land on which it builds Company-owned cell towers, which it leases to affiliated and non-affiliated wireless service providers, throughout the same four-state area described above, through Shenandoah Mobile Company ("Mobile").

PCS receives revenues from Sprint Nextel for subscribers that obtain service in PCS's network coverage area. PCS relies on Sprint Nextel to provide timely, accurate and complete information to record the appropriate revenue for each financial period. Revenues received from Sprint Nextel are recorded net of fees totaling 16.8% of net billed revenue, as defined, retained by Sprint Nextel.

PCS had 476 PCS base stations in service at December 31, 2009, compared to 411 base stations in service at December 31, 2008. As of December 31, 2009, PCS had 334 EVDO-enabled sites, up from 211 EVDO-enabled sites operating as of December 31, 2008, covering 95% of our currently covered population.

The Company's average PCS retail customer turnover, or churn rate, was 1.99% in the fourth quarter of 2009, compared to 1.87% in the fourth quarter of 2008. As of December 31, 2009, the Company had 222,818 retail PCS subscribers compared to 211,462 subscribers at December 31, 2008.

Mobile owned 138 towers at December 31, 2009, up from 116 at December 31, 2008. At December 31, 2009, Mobile had 196 leases for non-affiliate cell sites, and 133 affiliate leases, compared to 183 non-affiliate and 114 affiliate leases as of December 31, 2008.

(in thousands)	Years Ended December 31, 2009	Years Ended December 31, 2008	Change $	Change %
Segment operating revenues				
Wireless service revenue	$ 102,196	$92,149	$10,047	10.9
Tower lease revenue	7,144	6,480	664	10.2
Equipment revenue	4,522	5,214	(692)	(13.3)
Other revenue	1,833	3,042	(1,209)	(39.7)
Total segment operating revenues	115,695	106,885	8,810	8.2
Segment operating expenses				
Cost of goods and services, exclusive of depreciation and amortization shown separately below	38,129	35,935	2,194	6.1
Selling, general and administrative, exclusive of depreciation and amortization shown separately below	17,098	17,623	(525)	(3.0)
Depreciation and amortization	20,293	17,450	2,843	16.3
Total segment operating expenses	75,520	71,008	4,512	6.4
Segment operating income	$ 40,175	$ 35,877	$ 4,298	12.0

Operating revenues

Wireless service revenue increased $10.0 million, or 10.9%, for 2009 over 2008. Average subscribers for 2009 increased 8.2% compared to 2008. Wireless service revenues are shown net of Sprint fees, billing credits and adjustments, and write-offs. Total credits against gross billed revenue were essentially unchanged from 2008 (down $0.3 million), while allocated write-offs were down $1.3 million.

The increase in tower lease revenue resulted from additional cell site leases and higher rates on existing leases.

The decrease in equipment revenue consists of $0.4 million in lower handset revenue due to fewer handsets sold, and $0.3 million less commission revenue due to fewer sales of phones that operate on the iDEN network, for which the Company is paid a commission for each phone sold.

Other revenue in 2008 included a favorable adjustment of $1.0 million for USF fees from 2005 through 2007 passed through from Sprint Nextel.

Cost of goods and services

Cost of goods and services increased $2.2 million, or 6.1%, in 2009 from 2008. Costs of the expanded network coverage and roll-out of EVDO coverage resulted in a $3.6 million increase in network costs including rent of $1.7 million for additional tower and co-location sites, additional power costs of $0.2 million and $1.7 million in additional backhaul line costs.

Network costs are expected to continue to increase in 2010, primarily as a result of recognizing the full annual costs associated with the EVDO sites, towers and base stations added in 2009 to expand our network coverage and capacity.

Costs of handsets and other devices declined by $1.8 million in 2009 from 2008, reflecting fewer handsets sold.

Selling, general and administrative

Selling, general and administrative expenses decreased $0.5 million in 2009 from 2008 due to a $1.4 million decrease in commissions, partially offset by $0.9 million of additional spending on advertising.

Depreciation and amortization

Depreciation and amortization increased $2.8 million in 2009 over 2008, due to capital projects for EVDO capability and new cell sites placed in service beginning in 2008 and continuing throughout 2009. Depreciation is expected to continue to increase in 2010, primarily due to the full year impact of depreciation on projects placed in service in 2009.

Wireline

The Wireline segment is composed of several subsidiaries providing telecommunications services. Through these subsidiaries, this segment provides regulated and unregulated voice services, dial-up and DSL internet access, and long distance access services throughout Shenandoah County and portions of northwestern Augusta County, Virginia, and leases fiber optic facilities throughout the northern Shenandoah Valley of Virginia, northern Virginia and adjacent areas along the Interstate 81 corridor, including portions of West Virginia and Maryland.

(in thousands)	Years Ended December 31, 2009	2008	Change $	%
Segment operating revenues				
Service revenue	$14,193	$13,715	$ 478	3.5
Access revenue	11,225	12,308	(1,083)	(8.8)
Facilities lease revenue	14,215	13,424	791	5.9
Equipment revenue	148	625	(477)	(76.3)
Other revenue	5,282	5,282	-	-
Total segment operating revenues	45,063	45,354	(291)	(0.6)
Segment operating expenses				
Cost of goods and services, exclusive of depreciation and amortization shown separately below	16,773	15,585	1,188	7.6
Selling, general and administrative, exclusive of depreciation and amortization shown separately below	7,397	7,354	43	0.6
Depreciation and amortization	8,317	7,666	651	8.5
Total segment operating expenses	32,487	30,605	1,882	6.1
Segment operating income	$12,576	$14,749	$(2,173)	(14.7)

Operating revenues

Operating revenues decreased slightly in 2009 from 2008. The increase in service revenues resulted primarily from a rate increase in early 2009; equipment revenues decreased principally due to a one-time sale of equipment recorded in 2008; access revenue declined due to declining minutes of use, while facilities lease revenue increased due to new and revised contracts with third parties.

Cost of goods and services

Cost of goods and services increased $1.2 million, due to additional network costs of $1.0 million associated with facilities lease revenues, including line and access expenses; and greater losses on disposed equipment of $0.2 million.

Depreciation and amortization

The increase in depreciation and amortization resulted from capital projects placed in service relating to fiber upgrades and expansion.

Cable Television

The Cable TV segment provides analog, digital and high-definition television signals under franchise agreements within Shenandoah County, Virginia, and since the acquisition of cable systems and subscribers from Rapid Communications, Inc., on December 1, 2008, in various locales in West Virginia and in Alleghany County, Virginia. As of December 31, 2009, it served 24,856 RGUs, down from 26,061 RGUs served as of December 31, 2008. The Cable TV segment sold systems covering 1,752 RGUs and 7,722 homes passed during December, 2009. Since the Rapid acquisition, the Company has been working to upgrade a number of the acquired systems, and through December 31, 2009, approximately 64% of acquired homes passed had been updated. The Company has introduced expanded service offerings in the upgraded markets, and planned to upgrade additional markets in 2010 and introduce expanded service offerings as upgrades were completed. The Company expected to spend approximately $22 million on these upgrades through 2010; spending through December 31, 2009 totaled approximately $12 million. The Company spent approximately $1.6 million to upgrade the Shenandoah County, Virginia, cable TV network, during 2009, as well as $2.7 million on other cable segment projects in both areas.

(in thousands)	Years Ended December 31,		Change	
	2009	2008	$	%
Segment operating revenues				
Service revenue	$14,257	$ 5,592	$ 8,665	155.0
Equipment and other revenue	1,306	541	765	141.4
Total segment operating revenues	15,563	6,133	9,430	153.8
Segment operating expenses				
Cost of goods and services, exclusive of depreciation and amortization shown separately below	12,550	4,205	8,345	198.5
Selling, general and administrative, exclusive of depreciation and amortization shown separately below	5,383	1,594	3,789	237.7
Depreciation and amortization	3,700	1,250	2,450	196.0
Total segment operating expenses	21,633	7,049	14,584	206.9
Segment operating loss	$ (6,070)	$ (916)	$(5,154)	n/m

Operating revenues and expenses

The newly acquired cable operations generated $4.7 million of the increase in segment operating loss shown above while the Company has been rebuilding the networks in order to launch new services. The legacy cable operation generated $0.1 million less operating revenue, and incurred $0.3 million in additional operating expenses, compared to 2008. The increase in operating costs included $0.1 million in additional programming costs and $0.2 million in additional maintenance costs.

Non-GAAP Financial Measure

In managing our business and assessing our financial performance, management supplements the information provided by financial statement measures prepared in accordance with GAAP with adjusted OIBDA, which is considered a "non-GAAP financial measure" under SEC rules.

Adjusted OIBDA is defined by us as operating income (loss) before depreciation and amortization, adjusted to exclude the effects of: certain non-recurring transactions; impairment of assets; share based compensation expense; business acquisition costs; and pension settlement and curtailment expenses. Adjusted OIBDA should not be construed as an alternative to operating income as determined in accordance with GAAP as a measure of operating performance.

In a capital-intensive industry such as telecommunications, management believes that adjusted OIBDA and the associated percentage margin calculations are meaningful measures of our operating performance. We use adjusted OIBDA as a supplemental performance measure because management believes it facilitates comparisons of our operating performance from period to period and comparisons of our operating performance to that of other companies by excluding potential differences caused by the age and book depreciation of fixed assets (affecting relative depreciation expenses) as well as the other items described above for which additional adjustments were made. In the future, management expects that the Company may again report adjusted OIBDA excluding these items and may incur expenses similar to these excluded items. Accordingly, the exclusion of these and other similar items from our non-GAAP presentation should not be interpreted as implying these items are non-recurring, infrequent or unusual.

While depreciation and amortization are considered operating costs under generally accepted accounting principles, these expenses primarily represent the current period allocation of costs associated with long-lived assets acquired or constructed in prior periods, and accordingly may obscure underlying operating trends for some purposes. By isolating the effects of these expenses and other items that vary from period to period without any correlation to our underlying performance, or that vary widely among similar companies, management believes adjusted OIBDA facilitates internal comparisons of our historical operating performance, which are used by management for business planning purposes, and also facilitates comparisons of our performance relative to that of our competitors. In addition, we believe that adjusted OIBDA and similar measures are widely used by investors and financial analysts as measures of our financial performance over time, and to compare our financial performance with that of other companies in our industry.

Adjusted OIBDA has limitations as an analytical tool, and should not be considered in isolation or as a substitute for analysis of our results as reported under GAAP. These limitations include the following:

- it does not reflect capital expenditures;
- the assets being depreciated and amortized will often have to be replaced in the future and adjusted OIBDA does not reflect cash requirements for such replacements;
- it does not reflect costs associated with share-based awards exchanged for employee services;
- it does not reflect interest expense necessary to service interest or principal payments on indebtedness;
- it does not reflect expenses incurred for the payment of income taxes and other taxes; and
- other companies, including companies in our industry, may calculate adjusted OIBDA differently than we do, limiting its usefulness as a comparative measure.

In light of these limitations, management considers adjusted OIBDA as a financial performance measure that supplements but does not replace the information reflected in our GAAP results.

The following table shows adjusted OIBDA for the years ended December 31, 2010, 2009 and 2008:

(in thousands)	Years Ended December 31,		
	2010	2009	2008
Adjusted OIBDA	$ 82,558	$ 76,101	$72,005

The following table reconciles adjusted OIBDA to operating income, which we consider to be the most directly comparable GAAP financial measure, for the years ended December 31, 2010, 2009 and 2008:

(in thousands)	Years Ended December 31,		
	2010	2009	2008
Operating income	$36,237	$ 42,827	$ 45,211
Plus depreciation and amortization	42,630	32,630	26,670
OIBDA	78,867	75,457	71,881
Less gain on directory sale	(4,000)	-	-
Plus share based compensation expense	675	544	124
Plus pension settlement and curtailment expense	3,781	-	-
Plus business acquisition expenses	3,235	100	-
Adjusted OIBDA	$ 82,558	$ 76,101	$ 72,005

Financial Condition, Liquidity and Capital Resources

The Company has four principal sources of funds available to meet the financing needs of its operations, capital projects, debt service, investments and potential dividends. These sources include cash flows from operations, existing balances of cash and cash equivalents, the liquidation of investments and borrowings. Management routinely considers the alternatives available to determine what mix of sources are best suited for the long-term benefit of the Company.

Sources and Uses of Cash. The Company generated $75.2 million of net cash from operations in 2010, a $1.1 million increase from $74.1 million in 2009, which was a $24.0 million increase over 2008. The net effect of the non-cash impairment charge in 2009 was largely offset by higher addbacks for depreciation and amortization charges in 2010, while the increase in other prepaids, deferrals and accruals resulted from an increase in the liability for the expected incentive payout for 2010 as well as an increase in accrued expenses resulting from the cable operations acquired in 2010. Major changes in cash from operations between 2008 and 2009 included cash inflows of $14.9 million from changes in working capital, and an $8.5 million increase in net income before recognition of the impairment loss.

During 2010, the Company utilized $210.7 million in investing activities, including $159.0 million invested in new business opportunities. Plant and equipment purchases totaled $55.9 million in 2010, up slightly from $53.2 million in 2009. The Company received $4 million in cash for the sale of its telephone directory in 2010, and $1.4 million in cash from the sale of cable assets in 2009. Capital expenditures in 2010 primarily supported the completion of network upgrades in the cable systems acquired in 2008 and planning and initial spending for upgrades of cable markets acquired in July 2010. Other capital expenditures supported the completion of six new cell towers, 20 new base stations, and 47 base stations where high-speed data capacity was added during 2010, as well as capacity expansions at and fiber builds to other cell sites in our network, as well as other projects. Capital expenditures in 2009 supported the addition of 20 cell towers, 65 PCS base stations and 123 EVDO-enabled cell sites during the year, expansion of and upgrades to the Company's fiber network, and investments for cable television upgrades for the cable systems recently acquired by Shentel Cable, as well as numerous other projects. In 2008, $75.7 million of net cash used in investing activities was used for $65.6 million in capital expenditures for 65 new PCS base stations, 159 EVDO-enabled cell sites, fiber network expansion and upgrades, back office and information technology projects, and investments in Converged services' properties, and $10.9 million to fund the purchase of cable assets from Rapid Communications, LLC.

Financing activities provided $150.9 million during 2010, as the Company entered into a new financing in conjunction with the acquisition of cable systems in July 2010, paying down a substantial portion of the company's then-existing outstanding debt. Financing activities utilized $15.0 million during 2009, as the Company made a voluntary repayment of $11 million on the amounts borrowed previously under the $52 million Delayed Draw Term Loan entered into in October 2008, in addition to $4.4 million in scheduled principal repayments under the terms of our other debt. The Company made draws totaling $7 million on the Delayed Draw Term Loan during 2009. The cash dividend paid was $7.3 million in 2010 and $7.0 million for 2009. Financing activities provided $13.6 million in cash during 2008, as the Company drew $23.7 million from the Delayed Draw Term Loan. The Company made $4.2 million in scheduled debt payments on its other debt, and paid dividends totaling $6.5 million to shareholders.

Indebtedness. As of December 31, 2010, the Company's indebtedness totaled $195.1 million, with an annualized overall weighted average interest rate of approximately 3.89%. The balance included $7.0 million fixed at 7.37% (the Fixed Term Loan Facility, described further below), and $187.4 million of the Term Loan A Facility at a variable rate (of 3.77% as of December 31, 2010) that resets monthly based on one month LIBOR plus a base rate of 3.50% currently. These loans are more fully described below.

On July 30, 2010, the Company executed a Credit Agreement with CoBank, ACB as Co-Lead Arranger, Bookrunner and Administrative Agent; BB&T as Co-Lead Arranger and Syndication Agent; and Wells Fargo as Co-Lead Arranger and Documentation Agent, and with the participation of 15 additional banks, for the purpose of refinancing the Company's existing outstanding debt, funding the purchase price of the JetBroadBand acquisition described above, funding planned capital expenditures to upgrade the acquired cable networks, and other corporate needs.

The Credit Agreement provides for three facilities, a Term Loan Facility, a Revolver Facility, and an Incremental Term Loan Facility. The Term Loan Facility totaled $198 million and was fully drawn for the purposes described above. The Term Loan Facility has two parts, the Fixed Term Loan Facility of initially approximately $8 million in aggregate principal amount, and the Term Loan A Facility of initially approximately $189.8 million in aggregate principal amount. The Fixed Term Loan Facility is required to be repaid in monthly installments of approximately $200 thousand of principal, plus interest at 7.37%, through August 2013. The Term Loan A Facility requires quarterly principal repayments of $2.4 million that began on December 31, 2010 and continue through September 30, 2011, increasing to $4.7 million quarterly thereafter through September 30, 2015, with the remaining expected balance of approximately $104 million due December 31, 2015. The Term Loan A Facility is expected to bear interest at a base rate based upon one month LIBOR plus a spread determined by the Company's Total Leverage Ratio, initially 3.50%; the Company may elect to use other rates as the base, but does not currently expect to do so.

The Revolver Facility provides for $30 million in immediate availability for future capital expenditures and general corporate needs, and an additional $20 million of availability once certain conditions have been met, for total availability of $50 million. In addition, the Credit Agreement permits the Company to enter into one or more Incremental Term Loan Facilities in the aggregate principal amount not to exceed $100 million subject to compliance with certain covenants. No draw has been made or is currently contemplated under either of these facilities. When and if a draw is made, the maturity date and interest rate options would be substantially identical to the Term Loan A Facility. Repayment provisions would be agreed to at the time of each draw under the Incremental Term Loan Facility.

The Credit Agreement contains affirmative and negative covenants customary to secured credit facilities, including covenants restricting the ability of the Company and its subsidiaries, subject to negotiated exceptions, to incur additional indebtedness and additional liens on their assets, engage in mergers or acquisitions or dispose of assets, pay dividends or make other distributions, voluntarily prepay other indebtedness, enter into transactions with affiliated persons, make investments, and change the nature of the Company's and its subsidiaries' businesses.

Indebtedness outstanding under any of the facilities may be accelerated by an Event of Default, as defined in the Credit Agreement.

The Facilities are secured by a pledge by the Company of its stock in its subsidiaries, a guarantee by the Company's subsidiaries other than Shenandoah Telephone Company or Shentel Converged Services, Inc., and a security interest in all of the assets of the guarantors.

The Company is subject to certain financial covenants to be measured on a trailing twelve month basis each calendar quarter unless otherwise specified. These covenants include:

- a limitation on the Company's total leverage ratio, defined as indebtedness divided by earnings before interest, taxes, depreciation and amortization, or EBITDA, of less than or equal to 3.00 to 1.00 from the closing date through March 31, 2011, then 2.50 to 1.00 through December 31, 2012, and 2.00 to 1.00 thereafter;
- a minimum debt service coverage ratio, defined as EBITDA divided by the sum of all scheduled principal payments on the Term Loans and regularly scheduled principal payments on other indebtedness plus cash interest expense, greater than 2.25 to 1.00 from the closing date through December 31, 2012, then 2.50 to 1.00 thereafter;
- a minimum equity to assets ratio, defined as consolidated total assets minus consolidated total liabilities, divided by consolidated total assets, of at least 0.35 to 1.00 at all times, measured at each fiscal quarter end;
- a minimum fixed charge coverage ratio, defined as EBITDA divided by fixed charges (defined as cash interest expense plus scheduled principal payments to be made on indebtedness plus capital expenditures other than capital expenditures acquired pursuant to a capital lease through the reinvestment of net proceeds of permitted asset dispositions or the sale of Shentel Converged Services, Inc. plus cash income taxes plus cash dividends and distributions), greater than 0.80 to 1.00 from the closing date through December 31, 2012, then 0.90 to 1.00 through December 31, 2013, and 1.00 to 1.00 thereafter; and,
- a minimum liquidity balance, defined as availability under the Revolver Facility plus unrestricted cash and cash equivalents other than cash and cash equivalents held in the name of an Excluded Subsidiary, of greater than $15 million at all times.

These financial maintenance ratios are generally more restrictive than the covenant ratios the Company had been required to comply with under its previously existing debt arrangements. As of December 31, 2010, the Company was in compliance with the financial covenants in its credit agreements.

Contractual Commitments. The Company is obligated to make future payments under various contracts it has entered into, including amounts pursuant to its various long-term debt facilities, and non-cancelable operating lease agreements for retail space, tower space and cell sites. Expected future minimum contractual cash obligations for the next five years and in the aggregate at December 31, 2010, are as follows:

Payments due by periods

(in thousands)	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Long-term debt principal (1)	$195,112	$ 14,823	$ 42,484	$137,605	$ 200
Interest on long–term debt (1)	28,674	7,227	12,252	9,195	-
"Pay fixed" obligations (2)	1,494	620	874	-	-
Operating leases (3)	81,139	9,894	16,845	15,169	39,231
Capital calls on investments	300	300	-	-	-
Purchase obligations (4)	6,325	6,325	-	-	-
Total obligations	$313,044	$ 39,189	$ 72,455	$161,969	$ 39,431

---

1) Includes estimated principal payments and estimated interest payments on the Term Loan A loan based upon outstanding balances and rates in effect at December 31, 2010.
2) Represents the maximum interest payments we are obligated to make under our derivative agreement. Assumes no receipts from the counterparty to our derivative agreement.
3) Amounts include payments over reasonably assured renewals. See Note 13 to the consolidated financial statements appearing elsewhere in this report for additional information.
4) Represents open purchase orders at December 31, 2010.

The Company has no other off-balance sheet arrangements and has not entered into any transactions involving unconsolidated, limited purpose entities or commodity contracts.

Capital Commitments. The Company spent $55.9 million on capital projects in 2010, up from the $53.2 million spent in 2009 but less than the $65.6 million spent in 2008. The Company has completed much of the spending on the expansion of service and provision of EVDO high speed data capabilities of our PCS network initiated in mid 2007. Spending on upgrades to the acquired cable systems ramped up in 2009 and 2010, and with the more recent cable acquisitions, will ramp up further in 2011 and continue into 2012. The Company also continued capital spending to expand and upgrade its fiber network and other on-going projects. There has been no significant spending on Converged Services since 2008.

Capital expenditures budgeted for 2011 total approximately $82.6 million. The 2011 budget includes nearly $50 million in upgrades of the cable systems acquired in 2010, and other continuing cable segment expenditures. The 2011 budget also adds capacity and network coverage to our PCS network, new towers in our Mobile segment to support the expansion of PCS network coverage, and on-going spending to expand and upgrade our fiber networks and information technology capabilities.

The Company believes that cash on hand, cash flow from operations and borrowings expected to be available under the Company's existing credit facilities will provide sufficient cash to enable the Company to fund its planned capital expenditures, make scheduled principal and interest payments, meet its other cash requirements and maintain compliance with the terms of its financing agreements for at least the next 12 months. Thereafter, capital expenditures will likely continue to be required to provide increased capacity to meet the Company's expected growth in demand for its products and services and complete planned upgrades to the cable networks. The actual amount and timing of the Company's future capital requirements may differ materially from the Company's estimate depending on the demand for its products, new market developments and opportunities and general economic opportunities. The Company currently expects that it will fund its future capital expenditures primarily with cash on hand, cash flows from operations and borrowings under the Company's existing debt facilities.

The Company's cash flows from operations could be adversely affected by events outside the Company's control, including, without limitation, changes in overall economic conditions, regulatory requirements, changes in technologies, availability of labor resources and capital, changes in the Company's relationship with Sprint Nextel, and other conditions. The Wireless segment's operations are dependent upon Sprint Nextel's ability to execute certain functions such as billing, customer care, and collections; the subsidiary's ability to develop and implement successful marketing programs and new products and services, and the subsidiary's ability to effectively and economically manage other operating activities under the Company's agreements with Sprint Nextel. The Company's ability to attract and maintain a sufficient customer base, particularly in the newly acquired cable markets, is also critical to the Company's ability to maintain a positive cash flow from operations. The foregoing events individually or collectively could affect the Company's results.

Recently Issued Accounting Standards

As of December 31, 2010, there were no recently issued but not yet effective accounting pronouncements that would have an impact on the Company's financial statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company's market risks relate primarily to changes in interest rates on instruments held for other than trading purposes. The Company's interest rate risk generally involves three components. The first component is outstanding debt with variable rates. As of December 31, 2010, the Company had $187.4 million of variable rate debt outstanding, bearing interest at a rate of 3.77% as determined on a monthly basis. An increase in market interest rates of 1.00% would add approximately $1.9 million to annual interest expense. The remaining approximately $7.0 million of the Company's outstanding debt has a fixed rate of 7.37% through maturity in just under three years. Due to the relatively short time frame to maturity of this fixed rate debt, market value approximates carrying value of the fixed rate debt. The Company entered into a swap agreement on notional principal equal to one-third of the outstanding variable rate debt to pay a fixed rate of 1.00% and receive a variable rate based on one month LIBOR for a three year term to manage a portion of its interest rate risk.

The second component of interest rate risk consists of temporary excess cash, which can be invested in various short-term investment vehicles such as overnight repurchase agreements and Treasury bills with a maturity of less than 90 days. The cash is currently invested in an institutional cash management fund that has limited interest rate risk. Management continues to evaluate the most beneficial use of these funds.

The third component of interest rate risk is marked increases in interest rates that may adversely affect the rate at which the Company may borrow funds for growth in the future. Management does not believe that this risk is currently significant because the Company's existing sources, and its commitments for future sources, of liquidity are adequate to provide cash for operations, payment of debt, and subsequent to the acquisition of JetBroadBand, funding of near-term capital projects.

Management does not view market risk as having a significant impact on the Company's results of operations, although future results could be adversely affected if interest rates were to increase significantly for an extended period and the Company were to require additional external financing. The Company's investments in publicly traded stock and bond mutual funds under the rabbi trust, which are subject to market risks and could experience significant swings in market values, are offset by corresponding changes in the liabilities owed to participants in the Executive Supplemental Retirement Plan. General economic conditions affected by regulatory changes, competition or other external influences may pose a higher risk to the Company's overall results.

As of December 31, 2010, the Company has $6.8 million of cost and equity method investments. Approximately $3.5 million was invested in privately held companies directly or through investments with portfolio managers. Most of the companies are in an early stage of development and significant increases in interest rates could have an adverse impact on their results, ability to raise capital and viability. The Company's market risk is limited to the funds previously invested and an additional $0.3 million committed under contracts the Company has signed with portfolio managers.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The financial statements listed in Item 15 are filed as part of this report and appear on pages F-2 through F-36.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None

ITEM 9A. **CONTROLS AND PROCEDURES**

(a) ***Evaluation of Disclosure Controls and Procedures***

As required by Rule 13a-15(b) of the Securities Exchange Act of 1934, as amended (the Exchange Act), our management, including our chief executive officer and chief financial officer, conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of December 31, 2010. Based on this evaluation of the effectiveness of the design and operation of disclosure controls and procedures, our chief executive officer and chief financial officer concluded that, as of December 31, 2010, our disclosure controls and procedures were effective.

(b) **Management's Report on Internal Control Over Financial Reporting**

Our management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. With the participation of our chief executive officer and our chief financial officer, our management conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2010, based on the framework and criteria established in *Internal Control – Integrated Framework*, issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on management's evaluation under the COSO framework of our internal control over financial reporting, management concluded that our internal control over financial reporting was effective as of December 31, 2010.

KPMG LLP, an independent registered public accounting firm, which audited the Company's consolidated financial statements included in this Annual Report, has issued a report on the effectiveness of the Company's internal control over financial reporting, which is included in Item 8 of this Annual Report.

(c) ***Changes in Internal Control Over Financial Reporting***

There have been no changes in our internal control over financial reporting that occurred during the quarter ended December 31, 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. **OTHER INFORMATION**

None

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

See "Executive Officers" in Part 1, Item 1 of this report for information about our executive officers, which is incorporated by reference in this Item 10. Other information required by this Item 10 is incorporated by reference to the Company's definitive proxy statement for its 2011 Annual Meeting of Shareholders, referred to as the "2011 proxy statement," which we will file with the SEC on or before 120 days after our 2010 fiscal year end, and which appears in the 2011 proxy statement under the captions "Election of Directors" and "Section 16(a) Beneficial Ownership Reporting Compliance.".

We have adopted a code of ethics applicable to our chief executive officer and other senior financial officers, who include our principal financial officer, principal accounting officer or controller, and persons performing similar functions. The code of ethics, which is part of our Code of Business Conduct and Ethics, is available on our website at *www.shentel.com*. To the extent required by SEC rules, we intend to disclose any amendments to our code of conduct and ethics, and any waiver of a provision of the code with respect to the Company's directors, principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, on our website referred to above within four business days following such amendment or waiver, or within any other period that may be required under SEC rules from time to time.

ITEM 11. EXECUTIVE COMPENSATION

Information required by this Item 11 is incorporated herein by reference to the 2011 proxy statement, including the information in the 2011 proxy statement appearing under the captions "Election of Directors-Director Compensation" and "Executive Compensation."

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information required by this Item 12 is incorporated herein by reference to the 2011 proxy statement appearing under the caption "Security Ownership."

The Company awards stock options to its employees meeting certain eligibility requirements under plans approved by its shareholders in 1995 and 2005. Outstanding options and the number of shares available for future issuance as of December 31, 2010 were as follows:

	Number of securities to be issued upon exercise of outstanding options	Weighted average exercise price of outstanding options	Number of securities remaining available for future issuance
1995 stock option plan	60,000	$ 7.34	-
2005 stock option plan	281,108	$22.33	963,438
Total	341,108	$19.69	963,438

During 2007, under the terms of the 2005 stock option plan, the Company awarded 97,730 shares to members of management, and awarded members of the Board of Directors and all employees with more than one year of continuous service 68,130 share units, of which 53,415 share units (after forfeitures due to termination of employment) remain outstanding at December 31, 2010. During 2010, the Company awarded 41,415 share units to members of the Board of Directors and all employees at the director level or above, of which 40,865 share units (after forfeitures due to termination of employment) remain outstanding at December 31, 2010. These shares and share units have been deducted from the number of securities remaining available for future issuance in the table above.

ITEM 13. CERTAIN RELATIONSHIPS, RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

Information required by this Item 13 is incorporated herein by reference to the 2011 proxy statement, including the information in the 2011 proxy statement appearing under the caption "Executive Compensation-Certain Relationships and Related Transactions."

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

Information required by this Item 14 is incorporated herein by reference to the 2011 proxy statement, including the information in the 2011 proxy statement appearing under the caption "Shareholder Ratification of Independent Registered Public Accounting Firm."

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)(1) The following consolidated financial statements of the Company appear on pages F-2 through F-35 of this report and are incorporated by reference in Part II, Item 8:

Reports of Independent Registered Public Accounting Firm

Consolidated Financial Statements

Consolidated Balance Sheets as of December 31, 2010 and 2009

Consolidated Statements of Income for the three years ended December 31, 2010

Consolidated Statements of Shareholders' Equity and Comprehensive Income for the three years ended December 31, 2010

Consolidated Statements of Cash Flows for the three years ended December 31, 2010

Notes to Consolidated Financial Statements

(a)(2) All schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and therefore have been omitted.

(a)(3) The following exhibits are either filed with this Form 10-K or incorporated herein by reference. Our Securities Exchange Act file number is 000-09881.

Exhibits Index

Exhibit Number	**Exhibit Description**
3.1	Amended and Restated Articles of Incorporation of Shenandoah Telecommunications Company filed as Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the period ending June 30, 2007.
3.2	Shenandoah Telecommunications Company Bylaws, as amended, filed as Exhibit 3.2 to the Company's Current Report on Form 8-K dated November 16, 2009.
4.1	Rights Agreement, dated as of February 8, 2008 between the Company and American Stock Transfer & Trust Company filed as Exhibit 4.1 to the Company's Current Report on Form 8-K, dated January 25, 2008.
4.2	Shenandoah Telecommunications Company Dividend Reinvestment Plan filed as Exhibit 4.1 to the Company's Registration Statement on Form S-3 (No. 333-74297).
4.3	Specimen representing the Common Stock, no par value, of Shenandoah Telecommunications Company, filed as Exhibit 4.3 to the Company's Report on Form 10-K for the year ended December 31, 2007.
10.1	Shenandoah Telecommunications Company Stock Incentive Plan filed as Exhibit 4.1 to the Company's Registration Statement on Form S-8 (No. 333-21733).
10.2	Shenandoah Telecommunications Company Dividend Reinvestment Plan filed as Exhibit 4.4 to the Company's Registration Statement on Form S-3D (No. 333-74297).
10.3	Settlement Agreement and Mutual Release dated as of January 30, 2004 by and among Sprint Spectrum L.P., Sprint Communications Company L.P., WirelessCo, L.P., APC PCS, LLC, PhillieCo, L.P. and Shenandoah Personal Communications Company and Shenandoah Telecommunications Company, dated January 30, 2004; filed as Exhibit 10.3 to the Company's Report on Form 10-K for the year ended December 31, 2003.
10.4	Sprint PCS Management Agreement dated as of November 5, 1999 by and among Sprint Spectrum L.P., WirelessCo, L.P., APC PCS, LLC, PhillieCo, L.P., and Shenandoah Personal Communications Company filed as Exhibit 10.4 to the Company's Report on Form 10-K for the year ended December 31, 2003.
10.5	Sprint PCS Services Agreement dated as of November 5, 1999 by and between Sprint Spectrum L.P. and Shenandoah Personal Communications Company filed as Exhibit 10.5 to the Company's Report on Form 10-K for the year ended December 31, 2003.
10.6	Sprint Trademark and Service Mark License Agreement dated as of November 5, 1999 by and between Sprint Communications Company, L.P. and Shenandoah Personal Communications Company filed as Exhibit 10.6 to the Company's Report on Form 10-K for the year ended December 31, 2003.
10.7	Sprint Spectrum Trademark and Service Mark License Agreement dated as of November 5, 1999 by and between Sprint Spectrum L.P. and Shenandoah Personal Communications

Company filed as Exhibit 10.7 to the Company's Report on Form 10-K for the year ended December 31, 2003.

10.8	Addendum I to Sprint PCS Management Agreement by and among Sprint Spectrum L.P., WirelessCo, L.P., APC PCS, LLC, PhillieCo, L.P., and Shenandoah Personal Communications Company filed as Exhibit 10.8 to the Company's Report on Form 10-K for the year ended December 31, 2003.
10.9	Asset Purchase Agreement dated November 5, 1999 by and among Sprint Spectrum L.P., Sprint Spectrum Equipment Company, L. P., Sprint Spectrum Realty Company, L.P., and Shenandoah Personal Communications Company, serving as Exhibit A to Addendum I to the Sprint PCS Management Agreement and as Exhibit 2.6 to the Sprint PCS Management Agreement filed as Exhibit 10.9 to the Company's Report on Form 10-K for the year ended December 31, 2003.
10.10	Addendum II dated August 31, 2000 to Sprint PCS Management Agreement by and among Sprint Spectrum L.P., WirelessCo, L.P., APC PCS, LLC, PhillieCo, L.P., and Shenandoah Personal Communications Company filed as Exhibit 10.10 to the Company's Report on Form 10-K for the year ended December 31, 2003.
10.11	Addendum III dated September 26, 2001 to Sprint PCS Management Agreement by and among Sprint Spectrum L.P., WirelessCo, L.P., APC PCS, LLC, PhillieCo, L.P., and Shenandoah Personal Communications Company filed as Exhibit 10.11 to the Company's Report on Form 10-K for the year ended December 31, 2003.
10.12	Addendum IV dated May 22, 2003 to Sprint PCS Management Agreement by and among Sprint Spectrum L.P., WirelessCo, L.P., APC PCS, LLC, PhillieCo, L.P., and Shenandoah Personal Communications Company filed as Exhibit 10.12 to the Company's Report on Form 10-K for the year ended December 31, 2003.
10.13	Addendum V dated January 30, 2004 to Sprint PCS Management Agreement by and among Sprint Spectrum L.P., WirelessCo, L.P., APC PCS, LLC, PhillieCo, L.P., and Shenandoah Personal Communications Company filed as Exhibit 10.13 to the Company's Report on Form 10-K for the year ended December 31, 2003.
10.14	Supplemental Executive Retirement Plan as amended and restated, filed as Exhibit 10.14 to the Company's Current Report on Form 8-K dated March 23, 2007.
10.15	Addendum VI dated May 24, 2004 to Sprint PCS Management Agreement by and among Sprint Spectrum L.P., WirelessCo, L.P., APC PCS, LLC, PhillieCo, L.P., and Shenandoah Personal Communications Company filed as Exhibit 10.15 to the Company's Report on Form 10-Q for the quarterly period ended June 30, 2004.
10.16	Second Amended and Restated Master Loan Agreement, dated as of November 30, 2004, by and between CoBank, ACB and Shenandoah Telecommunications Company filed as Exhibit 10.16 to the Company's Current Report on Form 8-K dated December 3, 2004.
10.17	Third Supplement to the Master Loan Agreement dated as Of November 30, 2004, between CoBank, ACB and Shenandoah Telecommunications Company filed as Exhibit 10.17 to the Company's Current Report on Form 8-K dated December 3, 2004.

10.18	Second Amendment to the Term Supplement to the Master Loan Agreement dated as Of November 30, 2004, between CoBank, ACB and Shenandoah Telecommunications Company filed as Exhibit 10.18 to the Company's Current Report on Form 8-K dated December 3, 2004.
10.19	Pledge Agreement dated November 30, 2004 between CoBank, ACB and Shenandoah Telecommunications Company filed as Exhibit 10.19 to the Company's Current Report on Form 8-K dated December 3, 2004.
10.20	Membership Interest Pledge Agreement dated November 30, 2004 between CoBank, ACB and Shenandoah Telecommunications Company filed as Exhibit 10.20 to the Company's Current Report on Form 8-K dated December 3, 2004.
10.21	Membership Interest Pledge Agreement dated November 30, 2004 between CoBank, ACB and Shentel Converged Services, Inc. filed as Exhibit 10.21 to the Company's Current Report on Form 8-K dated December 3, 2004.
10.22	Interest Purchase Agreement dated November 30, 2004 by and among Shentel Converged Services, Inc., NTC Communications LLC and the Interest holders named therein filed as Exhibit 10.22 to the Company's Current Report on Form 8-K dated January 21, 2005.
10.23	Form of Incentive Stock Option Agreement under the 1996 Shenandoah Telecommunications Company Stock Incentive Plan (for routine formula grants) filed as Exhibit 10.23 to the Company's Current Report on Form 8-K dated January 21, 2005.
10.24	Forms of Incentive Stock Option Agreement under the 1996 Shenandoah Telecommunications Company Stock Incentive Plan (for newly hired executive employees) filed as Exhibit 10.24 to the Company's Current Report on Form 8-K dated January 21, 2005.
10.25	Description of the Shenandoah Telecommunications Company Incentive Plan filed as Exhibit 10.25 to the Company's Current Report on Form 8-K dated January 21, 2005.
10.26	Description of Compensation of Non-Employee Directors. Filed as Exhibit 10.29 to the Company's Current Report on Form 8-K dated May 4, 2005.
10.27	Description of Management Compensatory Plans and Arrangements. Filed as Exhibit 10.27 to the Company's current report on Form 8-K dated April 20, 2005.
10.28	2005 Stock Incentive Plan filed as Exhibit 10.1 to the Company's Registration Statement on Form S-8 (No. 333-127342).
10.29	Form of Incentive Stock Option Agreement under the 2005 Stock Incentive Plan filed as Exhibit 10.29 to the Company's Report on Form 10-K for the year ended December 31, 2005.
10.30	Stock Redemption Agreement dated as of November 10, 2005 among Shenandoah Telephone Company and The Rural Telephone Bank filed as Exhibit 10.30 to the Company's Report on Form 10-K for the year ended December 31, 2005.

10.31	Addendum VII dated March 13, 2007 to Sprint PCS Management Agreement by and among Sprint Spectrum L.P., Wireless Co., L.P., APC PCS, LLC, Phillieco, L.P., and Shenandoah Personal Communications Company, filed as Exhibit 10.31 to the Company's Report on Form 10-K for the year ended December 31, 2006.
10.32	Settlement Agreement and Mutual Release dated March 13, 2007 by and among Sprint Nextel Corporation, Sprint Spectrum L.P., Wireless Co., L.P., Sprint Communications Company L.P., APC PCS, LLC, Phillieco, L.P., and Shenandoah Personal Communications Company and Shenandoah Telecommunications, filed as Exhibit 10.32 to the Company's Report on Form 10-K for the year ended December 31, 2006.
10.33	Form of Performance Share Award to Executives filed as Exhibit 10.33 to the Company's Current Report on Form 8-K dated September 20, 2007.
10.34	Letter Agreement with CoBank, ACB dated July 1, 2007, filed as Exhibit 10.34 to the Company's Report on Form 10-Q for the period ended September 30, 2007.
10.35	Letter Agreement with CoBank, ACB dated October 26, 2007 and effective as of July 1, 2007 filed as Exhibit 10.35 to the Company's Report on Form 10-Q for the period ended September 30, 2007.
10.36	Addendum VIII to the Sprint Management Agreement dated November 19, 2007, filed as Exhibit 10.36 to the Company's Current Report on Form 8-K dated November 20, 2007.
10.37	Asset Purchase Agreement dated August 6, 2008, between Rapid Communications, LLC, Rapid Acquisition Company, LLC, and Shentel Cable Company, filed as Exhibit 10.37 to the Company's Report on Form 10-Q for the period ended June 30, 2008.
10.38	Agreement Regarding Amendments to and Consents Regarding Loan Documents between CoBank, ACB and Shenandoah Telecommunications Company, filed as Exhibit 10.38 to the Company's Current Report on Form 8-K dated November 7, 2008.
10.39	Fourth Supplement to the Master Loan Agreement dated as of November 30, 2004, between CoBank, ACB and Shenandoah Telecommunications Company, filed as Exhibit 10.39 to the Company's Current Report on Form 8-K dated November 7, 2008.
10.40	Amendment Number 1 to the Asset Purchase Agreement dated August 6, 2008, between Rapid Communications, LLC, Rapid Acquisition Company, LLC, and Shentel Cable Company, filed as Exhibit 10.40 to the Company's Current Report on Form 8-K dated November 7, 2008.
10.41	Second Agreement Regarding Amendments to Loan Documents and Consent to the Master Loan Agreement dated as of November 30, 2004, between CoBank, ACB and Shenandoah Telecommunications Company, filed as Exhibit 10.41 to the Company's Current Report on Form 8-K dated December 23, 2009.
10.42	Addendum IX to the Sprint Management Agreement dated as of April 14, 2009, and filed as Exhibit 10.42 to the Company's Annual Report on Form 10-K dated March 8, 2010.

10.43	Asset Purchase Agreement dated as of April 16, 2010, between JetBroadband VA, LLC, Helicon Cable Communications, LLC, JetBroadband WV, LLC, JetBroadband Holdings, LLC, Helicon Cable Holdings, LLC, Shentel Cable Company and Shenandoah Telecommunications Company, filed as Exhibit 10.43 to the Company's Current Report on Form 8-K, dated April 16, 2010.
10.44	Addendum X dated March 15, 2010 to Sprint PCS Management Agreement by and among Sprint Spectrum L.P., WirelessCo, L.P., APC PCS, LLC, PhillieCo, L.P., Sprint Communications Company L.P. and Shenandoah Personal Communications Company, filed as Exhibit 10.44 to the Company's Current Report on Form 10-Q, dated May 7, 2010.
10.45	Addendum XI dated July 7, 2010 to Sprint PCS Management Agreement by and among Sprint Spectrum L.P., WirelessCo, L.P., APC PCS, LLC, PhillieCo, L.P., Sprint Communications Company L.P. and Shenandoah Personal Communications Company, filed as Exhibit 10.45 to the Company's Current Report on Form 8-K dated July 8, 2010.
10.46	Credit Agreement dated as of July 30, 2010, among Shenandoah Telecommunications Company, CoBank, ACB, Branch Banking and Trust Company, Wells Fargo Bank, N.A., and other Lenders, filed as Exhibit 10.46 to the Company's Current Report on Form 8-K dated July 30, 2010.
*21	List of Subsidiaries.
*23.1	Consent of KPMG LLP, Independent Registered Public Accounting Firm.
*31.1	Certification of President and Chief Executive Officer of Shenandoah Telecommunications Company pursuant to Rule 13a-14(a)under the Securities Exchange Act of 1934.
*31.2	Certification of Vice President and Chief Financial Officer of Shenandoah Telecommunications Company pursuant to Rule 13a-14(a)under the Securities Exchange Act of 1934.
*32	Certifications pursuant to Rule 13a-14(b) under the Securities Exchange Act of 1934 and 18 U.S.C. § 1350.

* Filed herewith.

SIGNATURES

Pursuant to the requirements of Sections 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHENANDOAH TELECOMMUNICATIONS COMPANY

March 8, 2011 By: /S/ CHRISTOPHER E. FRENCH
Christopher E. French, President
(Duly Authorized Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

/s/CHRISTOPHER E. FRENCH March 8, 2011 Christopher E. French	President & Chief Executive Officer, Director (Principal Executive Officer)
/s/ADELE M. SKOLITS March 8, 2011 Adele M. Skolits	Vice President – Finance and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)
/s/DOUGLAS C. ARTHUR March 8, 2011 Douglas C. Arthur	Director
/s/KEN L. BURCH March 8, 2011 Ken L. Burch	Director
/s/TRACY FITZSIMMONS March 8, 2011 Tracy Fitzsimmons	Director
/s/JOHN W. FLORA March 8, 2011 John W. Flora	Director
/s/ RICHARD L. KOONTZ, JR. March 8, 2011 Richard L. Koontz, Jr.	Director
/s/DALE S. LAM March 8, 2011 Dale S. Lam	Director
/s/ JONELLE ST. JOHN March 8, 2011 Jonelle St. John	Director
/s/JAMES E. ZERKEL II March 8, 2011 James E. Zerkel II	Director

EXHIBIT 21 LIST OF SUBSIDIARIES

SHENANDOAH TELECOMMUNICATIONS COMPANY AND SUBSIDIARIES

The following are all subsidiaries of Shenandoah Telecommunications Company, and are incorporated or organized in the Commonwealth of Virginia.

Shenandoah Telephone Company
Shenandoah Cable Television Company
ShenTel Service Company
Shenandoah Long Distance Company
Shenandoah Mobile Company
Shenandoah Network Company
ShenTel Communications Company
Shenandoah Personal Communications Company
Shentel Management Company
Shentel Converged Services, Inc.
Shentel Converged Services of West Virginia, Inc.
Shentel Cable Company

Exhibit 23.1

<u>Consent of Independent Registered</u>
<u>Public Accounting Firm</u>

The Board of Directors
Shenandoah Telecommunications Company:

We consent to the incorporation by reference in the registration statements No. 333-21733 on Form S-8, No. 333-74297 on Form S3-D, and No. 333-127342 on Form S-8 of Shenandoah Telecommunications Company of our reports dated March 8, 2011, with respect to the consolidated balance sheets of Shenandoah Telecommunications Company and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of income, shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2010, and the effectiveness of internal control over financial reporting as of December 31, 2010, which reports appear in the December 31, 2010 Annual Report on Form 10-K of Shenandoah Telecommunications Company.

/s/ KPMG LLP

Richmond, Virginia
March 8, 2011

EXHIBIT 31.1

CERTIFICATION

I, Christopher E. French, certify that:

1. I have reviewed this annual report on Form 10-K of Shenandoah Telecommunications Company, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/S/ CHRISTOPHER E. FRENCH
Christopher E. French, President and Chief Executive Officer
Date: March 8, 2011

EXHIBIT 31.2

CERTIFICATION

I, Adele M. Skolits, certify that:

1. I have reviewed this annual report on Form 10-K of Shenandoah Telecommunications Company, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ADELE M. SKOLITS
Adele M. Skolits, Vice President - Finance and Chief Financial Officer
Date: March 8, 2011

EXHIBIT 32

Written Statement of Chief Executive Officer and Chief Financial Officer
Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Each of the undersigned, the President and Chief Executive Officer and the Vice President - Finance and Chief Financial Officer, of Shenandoah Telecommunications Company (the "Company"), hereby certifies that, on the date hereof:

(1) The annual report on Form 10-K of the Company for the year ended December 31, 2010 filed on the date hereof with the Securities and Exchange Commission (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) Information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/S/CHRISTOPHER E. FRENCH
Christopher E. French
President and Chief Executive Officer
March 8, 2011

/S/ADELE M. SKOLITS
Adele M. Skolits
Vice President – Finance and
Chief Financial Officer
March 8, 2011

The foregoing certification is being furnished solely pursuant to Rule 13a-14(b) under the Securities Exchange Act of 1934 (the "Exchange Act") and 18 U.S.C. Section 1350 and is not being filed as part of the Report or as a separate disclosure document. This certification shall not be deemed "filed" for purposes of Section 18 of the Exchange Act or otherwise subject to liability under that section. This certification shall not be deemed to be incorporated by reference into any filing under the Securities Act of 1933 or the Exchange Act except to the extent this Exhibit 32 is expressly and specifically incorporated by reference in any such filing.

SHENANDOAH TELECOMMUNICATIONS COMPANY AND SUBSIDIARIES

Index to the Consolidated 2010 Financial Statements

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Shenandoah Telecommunications Company:

We have audited Shenandoah Telecommunications Company's (the Company's) internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control—Integrated Framework,* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Shenandoah Telecommunications Company and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of income, shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2010, and our report dated March 8, 2011 expressed an unqualified opinion on those consolidated financial statements.

/S/ KPMG LLP

Richmond, Virginia
March 8, 2011

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Shenandoah Telecommunications Company:

We have audited the accompanying consolidated balance sheets of Shenandoah Telecommunications Company and subsidiaries (the Company) as of December 31, 2010 and 2009, and the related consolidated statements of income, shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2010. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Shenandoah Telecommunications Company and subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control–Integrated Framework,* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 8, 2011 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/S/ KPMG LLP

Richmond, Virginia
March 8, 2011

SHENANDOAH TELECOMMUNICATIONS COMPANY AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
December 31, 2010 and 2009
in thousands

ASSETS	2010	2009
Current Assets		
Cash and cash equivalents	$ 27,453	$ 12,054
Accounts receivable, net	20,634	15,058
Income taxes receivable	2,576	5,531
Materials and supplies	6,360	6,062
Prepaid expenses and other	3,770	2,504
Assets held for sale	9,305	10,810
Deferred income taxes	702	616
Total current assets	70,800	52,635
Investments		
Investments carried at fair value	2,287	1,990
Other investments	6,803	6,715
Total investments	9,090	8,705
Property, Plant and Equipment		
Plant in service	466,658	373,111
Plant under construction	25,515	9,116
	492,173	382,227
Less accumulated amortization and depreciation	212,122	179,925
Net property, plant and equipment	280,051	202,302
Other Assets		
Intangible assets, net	90,389	2,417
Cost in excess of net assets of businesses acquired	10,962	4,418
Deferred charges and other assets, net	5,145	1,248
Other assets, net	106,496	8,083
Total assets	$ 466,437	$ 271,725

See accompanying notes to consolidated financial statements.

(Continued)

SHENANDOAH TELECOMMUNICATIONS COMPANY AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
December 31, 2010 and 2009
in thousands

LIABILITIES AND SHAREHOLDERS' EQUITY	2010	2009
Current Liabilities		
Current maturities of long-term debt	$ 14,823	$ 4,561
Accounts payable	12,237	8,804
Advanced billings and customer deposits	8,067	6,349
Accrued compensation	3,278	1,003
Liabilities held for sale	910	858
Accrued liabilities and other	5,583	3,053
Total current liabilities	44,898	24,628
Long-term debt, less current maturities	180,289	28,399
Other Long-Term Liabilities		
Deferred income taxes	35,902	29,649
Deferred lease payable	3,734	3,351
Asset retirement obligations	6,542	5,966
Other liabilities	4,767	4,060
Total other liabilities	50,945	43,026
Commitments and Contingencies		
Shareholders' Equity		
Common stock, no par value, authorized 48,000 shares; issued and outstanding 23,767 shares in 2010 and 23,681 shares in 2009	19,833	17,890
Retained earnings	170,472	160,230
Accumulated other comprehensive loss, net of tax	-	(2,448)
Total shareholders' equity	190,305	175,672
Total liabilities and shareholders' equity	$ 466,437	$ 271,725

See accompanying notes to consolidated financial statements.

SHENANDOAH TELECOMMUNICATIONS COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
Years Ended December 31, 2010, 2009 and 2008
in thousands, except per share amounts

	2010	2009	2008
Operating revenues	$ 194,889	$ 160,616	$ 144,424
Operating expenses			
Cost of goods and services, exclusive of depreciation and amortization shown separately below	74,473	54,032	43,973
Selling, general and administrative, exclusive of depreciation and amortization shown separately below	45,549	31,127	28,570
Depreciation and amortization	42,630	32,630	26,670
Total operating expenses	162,652	117,789	99,213
Gain on sale of directory	4,000	-	-
Operating income	36,237	42,827	45,211
Other income (expense)			
Interest expense	(4,716)	(1,361)	(1,009)
Gain (loss) on investments, net	(165)	124	(1,410)
Non-operating income, net	717	959	771
Income from continuing operations before income taxes	32,073	42,549	43,563
Income tax expense	13,355	17,465	17,494
Net income from continuing operations	18,718	25,084	26,069
Discontinued operations:			
Loss from operations of Converged Services, net of tax benefits of $442, $6,461 and $1,152, respectively	(643)	(9,992)	(1,924)
Net income	$ 18,075	$ 15,092	$ 24,145
Income per share:			
Basic and diluted net income per share:			
Net income from continuing operations	$ 0.79	$ 1.06	$ 1.11
Loss from discontinued operations, net of income taxes	(0.03)	(0.42)	(0.08)
	$ 0.76	$ 0.64	$ 1.03
Weighted average shares outstanding, basic	23,730	23,639	23,543
Weighted average shares outstanding, diluted	23,823	23,701	23,609

See accompanying notes to consolidated financial statements.

SHENANDOAH TELECOMMUNICATIONS COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
AND COMPREHENSIVE INCOME
Years Ended December 31, 2010, 2009 and 2008
in thousands, except per share amounts

	Shares	Common Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance, December 31, 2007	23,509	$ 14,691	$ 135,631	$ (1,739)	$ 148,583
Comprehensive income:					
Net income	-	-	24,145	-	24,145
Reclassification adjustment for unrealized loss from pension plans included in net income, net of tax	-	-	-	137	137
Net unrealized loss from pension plans, net of tax	-	-	-	(931)	(931)
Total comprehensive income					23,351
Dividends declared ($0.30 per share)	-	-	(7,070)	-	(7,070)
Dividends reinvested in common stock	24	550	-	-	550
Stock based compensation	-	161	-	-	161
Conversion of liability classified awards to equity classified awards	-	65	-	-	65
Common stock issued through exercise of incentive stock options	72	597	-	-	597
Net excess tax benefit from stock options exercised	-	75	-	-	75
Balance, December 31, 2008	23,605	$ 16,139	$ 152,706	$ (2,533)	$ 166,312
Comprehensive income:					
Net income	-	-	15,092	-	15,092
Reclassification adjustment for unrealized loss from pension plans included in net income, net of tax	-	-	-	55	55
Net unrealized gain from pension plans, net of tax	-	-	-	30	30
Total comprehensive income					15,177
Dividends declared ($0.32 per share)	-	-	(7,568)	-	(7,568)
Dividends reinvested in common stock	32	560	-	-	560
Stock based compensation	-	676	-	-	676
Conversion of liability classified awards to equity classified awards	-	85	-	-	85
Common stock issued through exercise of incentive stock options	44	367	-	-	367
Net excess tax benefit from stock options exercised	-	63	-	-	63
Balance, December 31, 2009	23,681	$ 17,890	$ 160,230	$ (2,448)	$ 175,672

(Continued)

Comprehensive income:					
Net income	-	-	18,075	-	18,075
Reclassification adjustment for unrealized loss from pension plans included in net income, net of tax	-	-	-	2,596	2,596
Net unrealized gain from pension plans, net of tax	-	-	-	(148)	(148)
Total comprehensive income					20,523
Dividends declared ($0.33 per share)	-	-	(7,833)	-	(7,833)
Dividends reinvested in common stock	29	520	-	-	520
Stock based compensation	-	792	-	-	792
Common stock issued through exercise of incentive stock options	57	561	-	-	561
Net excess tax benefit from stock options exercised	-	70	-	-	70
Balance, December 31, 2010	23,767	$ 19,833	$ 170,472	$ -	$ 190,305

See accompanying notes to consolidated financial statements.

SHENANDOAH TELECOMMUNICATIONS COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2010, 2009 and 2008
in thousands

	2010	2009	2008
Cash Flows from Operating Activities			
Net income	$ 18,075	$ 15,092	$ 24,145
Adjustments to reconcile net income to net cash provided by operating activities:			
Impairment on assets held for sale	1,888	17,545	-
Depreciation	36,553	32,018	29,647
Amortization	6,078	612	491
Pension settlement and curtailment expense	3,964	-	-
Provision for bad debt	1,462	1,080	524
Stock based compensation expense	792	653	174
Excess tax benefits on stock option exercises	(70)	(63)	(75)
Deferred income taxes	4,628	957	7,733
Loss on disposal of equipment	335	1,054	1,121
Gain on sale of assets	(4,000)	(427)	-
Realized loss on disposal of investments	147	201	94
Unrealized loss (gain) on investments	(325)	(580)	722
Net (gain) loss from patronage and equity Investments	100	78	570
Other	373	942	(233)
Changes in assets and liabilities, exclusive of acquired businesses:			
(Increase) decrease in:			
Accounts receivable	(3,120)	212	(4,297)
Materials and supplies	(262)	470	(1,662)
Income taxes receivable	2,955	1,835	(3,604)
Increase (decrease) in:			
Accounts payable	3,528	3,178	(439)
Deferred lease payable	374	205	463
Other prepaids, deferrals and accruals	1,729	(989)	(5,300)
Net cash provided by operating activities	$ 75,204	$ 74,073	$ 50,074

(Continued)

SHENANDOAH TELECOMMUNICATIONS COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2010, 2008 and 2008
in thousands

	2010	2009	2008
Cash Flows From Investing Activities			
Purchase and construction of plant and equipment	$ (55,936)	$ (53,208)	$ (65,569)
Proceeds from sale of equipment	258	168	611
Proceeds from sales of assets	4,000	1,355	-
Cash paid to acquire prepaid subscriber base	(6,884)	-	-
Cash paid to acquire businesses	(152,114)	(601)	(10,886)
Purchase of investment securities	(127)	(608)	(551)
Proceeds from sale of investment securities	62	611	712
Net cash used in investing activities	$ (210,741)	$ (52,283)	$ (75,683)
Cash Flows From Financing Activities			
Principal payments on long-term debt	$ (28,620)	$ (15,399)	$ (4,248)
Amounts borrowed under debt agreements	189,800	7,000	23,700
Cash paid for debt issuance costs	(3,562)	-	-
Dividends paid	(7,313)	(7,007)	(6,520)
Excess tax benefits on stock option exercises	70	63	75
Proceeds from exercise of incentive stock options	561	367	597
Net cash provided by (used in) financing activities	$ 150,936	$ (14,976)	$ 13,604
Net increase (decrease) in cash and cash equivalents	$ 15,399	$ 6,814	$ (12,005)
Cash and cash equivalents:			
Beginning	12,054	5,240	17,245
Ending	$ 27,453	$ 12,054	$ 5,240
Supplemental Disclosures of Cash Flow Information			
Cash payments for:			
Interest, net of capitalized interest of $488 in 2010, $541 in 2009, and $748 in 2008	$ 3,991	$ 1,267	$ 938
Income taxes	$ 5,657	$ 7,819	$ 12,127

Vendor credits receivable of $5,232 at December 31, 2008 were earned from purchases of property, plant and equipment during 2008, and $5,144 were applied against purchases of property, plant and equipment in 2009 and the balance in 2010.

See accompanying notes to consolidated financial statements.

Note 1. Summary of Significant Accounting Policies

Description of business: Shenandoah Telecommunications Company and its subsidiaries (collectively, the "Company") provide wireless personal communications service ("PCS") under the Sprint brand name, telephone service, cable television, unregulated communications equipment sales and services, and Internet access. In addition, the Company leases towers and operates and maintains an interstate fiber optic network. Pursuant to a management agreement with Sprint Nextel Communications Company and its related parties (collectively, "Sprint Nextel"), the Company is the exclusive Sprint PCS Affiliate providing wireless mobility communications network products and services on the 1900 megahertz spectrum range in the geographic area extending from Altoona, Harrisburg and York, Pennsylvania, south through Western Maryland and the panhandle of West Virginia to Harrisonburg, Virginia. The Company is licensed to use the Sprint brand name in this territory, and operates its network under the Sprint Nextel radio spectrum license (See Note 7). The Company's other operations are located in the four-state region surrounding the Northern Shenandoah Valley of Virginia. The Company, through its subsidiary Shentel Converged Services, provides local and long distance voice, video, and Internet services on an exclusive and non-exclusive basis to multi-dwelling unit ("MDU") communities (primarily off-campus college student housing) throughout the southeastern United States including Virginia, North Carolina, Maryland, South Carolina, Georgia, Florida, Tennessee, Delaware and the District of Columbia. The Company presents its Converged Services assets and liabilities as held for sale, and its operating results as discontinued operations (See Note 2).

A summary of the Company's significant accounting policies follows:

Principles of consolidation: The consolidated financial statements include the accounts of all wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of estimates: Management of the Company has made a number of estimates and assumptions related to the reporting of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, the fair value less cost to sell of the Converged Services assets held for sale, and the reported amounts of revenues and expenses during the reporting periods. Management reviews its estimates, including those related to recoverability and useful lives of assets as well as liabilities for income taxes and pension benefits. Changes in facts and circumstances may result in revised estimates, and actual results could differ from those reported estimates.

Cash and cash equivalents: The Company considers all temporary cash investments purchased with a maturity of three months or less to be cash equivalents. The Company places its temporary cash investments with high credit quality financial institutions. At times, these investments may be in excess of FDIC insurance limits. Cash equivalents (comprised entirely of institutional cash management funds) were $18.6 million and $5.1 million at December 31, 2010 and 2009, respectively.

Accounts receivable: Accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable. The Company determines the allowance based on historical write-off experience and industry and local economic data. The Company reviews its allowance for doubtful accounts monthly. Past due balances meeting specific criteria are reviewed individually for collectability. All other balances are reviewed on a pooled basis. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. Accounts receivable are concentrated among customers within the Company's geographic service area and large telecommunications companies. Changes in the allowance for doubtful accounts for trade accounts receivable for the years ended December 31, 2010, 2009 and 2008 are summarized below (in thousands):

	2010	2009	2008
Balance at beginning of year	$ 330	$ 127	$ 160
Bad debt expense	1,437	1,080	524
Losses charged to allowance	(1,569)	(887)	(700)
Recoveries added to allowance	262	10	143
Balance at end of year	$ 460	$ 330	$ 127

Investments: The classifications of debt and equity securities are determined by management at the date individual investments are acquired. The appropriateness of such classification is periodically reassessed. The Company monitors the fair value of all investments, and based on factors such as market conditions, financial information and industry conditions, the Company will reflect impairments in values as is warranted. The classification of those securities and the related accounting policies are as follows:

Investments Carried at Fair Value: Investments in stock and bond mutual funds and investment trusts held within the Company's rabbi trust, which is related to the Company's unfunded Supplemental Executive Retirement Plan, are reported at net asset value, which approximates fair value. Unrealized gains and losses are recognized in earnings.

Other Investments:
Investments Carried at Cost: Investments in common stock in which the Company does not have a significant ownership (less than 20%) and for which there is no ready market, are carried at cost. Information regarding investments carried at cost is reviewed for evidence of impairment in value. Impairments are charged to earnings and a new cost basis for the investment is established.

Equity Method Investments: Investments in partnerships and in unconsolidated corporations where the Company's ownership is 20% or more, or where the Company otherwise has the ability to exercise significant influence, are reported under the equity method. Under this method, the Company's equity in earnings or losses of investees is reflected in earnings. Distributions received reduce the carrying value of these investments. The Company recognizes a loss when there is a decline in value of the investment which is other than a temporary decline.

Materials and supplies: New and reusable materials are carried in inventory at the lower of average cost or market value. Inventory held for sale, such as telephones and accessories, are carried at the lower of average cost or market value. Non-reusable material is carried at estimated salvage value.

Property, plant and equipment: Property, plant and equipment is stated at cost. The Company capitalizes all costs associated with the purchase, deployment and installation of property, plant and equipment, including interest on major capital projects during the period of their construction. Expenditures, including those on leased assets, which extend the useful life or increase its utility, are capitalized. Maintenance expense is recognized when repairs are performed. Depreciation is calculated on the straight-line method over the estimated useful lives of the assets. Depreciation and amortization is not included in the income statement line items "Cost of goods and services" or "Selling, general and administrative." Depreciation lives are assigned to assets based on their estimated useful lives. Leasehold improvements are depreciated over the lesser of their useful lives or respective lease terms. The Company takes technology changes into consideration as it assigns the estimated useful lives, and monitors the remaining useful lives of asset groups to reasonably match the remaining economic life with the useful life and makes adjustments when necessary. During the year ended December 31, 2008, the estimated useful lives of certain asset classes were decreased to reflect the remaining estimated economic useful lives of these assets and as a result, the Company recorded additional depreciation of $0.3 million for the changes in estimated useful lives. No similar changes were made during the years ended December 31, 2010 or 2009.

Valuation of long-lived assets: Long-lived assets, such as property, plant, and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

Fair value: Financial instruments presented on the consolidated balance sheets that approximate fair value include: cash and cash equivalents, receivables, investments carried at fair value, payables, accrued liabilities, interest rate swap and variable rate long-term debt.

The Company measures its interest rate swap at fair value based on information provided by the counterparty and recognizes it as a liability on the Company's condensed consolidated balance sheet. Changes in the fair value of the swap are recognized in interest expense, as the Company did not designate the swap agreement as a cash flow hedge for accounting purposes.

The July 2010 credit agreement (see note 5) provided that the Company enter into a hedge agreement for a minimum notional value of approximately $63 million, and for a minimum term of 3 years, to manage a portion of its exposure to interest rate movements by converting a portion of its long-term debt from variable to fixed rates.

Asset retirement obligations: The Company records the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that results from acquisition, construction, development and/or normal use of the assets. The Company also records a corresponding asset, which is depreciated over the life of the tangible long-lived asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation is adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The Company records the retirement obligation on towers owned and cell site improvements where there is a legal obligation to remove the tower or cell site improvements and restore the site to its original condition, as required by certain operating leases and applicable zoning ordinances of certain jurisdictions, at the time the Company discontinues its use. The obligations are estimated and vary based on the size of the towers. The Company's cost to remove the tower or cell site improvements is amortized over the life of the tower. Changes in the liability for asset removal obligations for the years ended December 31, 2010, 2009 and 2008 are summarized below (in thousands):

	2010	2009	2008
Balance at beginning of year	$ 5,966	$ 4,393	$ 3,961
Additional liabilities accrued	309	1,227	142
Accretion expense	267	346	290
Balance at end of year	$ 6,542	$ 5,966	$ 4,393

Cost in excess of net assets of businesses acquired (goodwill) and intangible assets: In connection with the acquisition of a business, a portion of the purchase price may be allocated to identifiable intangible assets with indefinite lives, such as franchise rights, and goodwill, which is the excess of the total purchase price over the fair values of the net tangible and identifiable intangible assets. Goodwill and intangible assets with indefinite lives are assessed annually, at November 30, for impairment and in interim periods if certain events occur indicating that the carrying value may be impaired. No impairments of goodwill or of intangible assets with indefinite lives were required to be recorded in the years ended December 31, 2010, 2009 or 2008. Goodwill is allocated to the reporting segment responsible for the acquisition that gave rise to the goodwill.

The following table presents the goodwill balance allocated by segment and changes in the balances for the years ended

December 31, 2010 and 2009 (in thousands):

	CATV Segment	Wireline Segment	Total
Balance as of December 31, 2008	$ 4,547	$ -	$ 4,547
Disposition (1)	(138)	-	(138)
Acquisition (2)	-	9	9
Balance as of December 31, 2009	4,409	9	4,418
Acquisition (3)	6,467	-	6,467
Acquisition (4)	77	-	77
Balance as of December 31, 2010	$ 10,953	$ 9	$ 10,962

---

(1) Allocation of goodwill related to systems, assets and subscribers sold. (Note 14).
(2) Goodwill resulting from the acquisition of North River Telephone Cooperative (Note 14).
(3) Goodwill resulting from the acquisition of JetBroadBand (Note 14).
(4) Goodwill resulting from the acquisition of Suddenlink (Note 14).

Intangible assets consist of the following at December 31, 2010 and 2009 (in thousands):

	2010			2009		
	Gross Carrying Amount	Accum-ulated Amort-ization	Net	Gross Carrying Amount	Accum-ulated Amort-ization	Net
Intangible assets subject to amortization:						
Business contracts	$ 700	$ (141)	$ 559	$ 203	$ (114)	$ 89
Acquired subscriber base	32,203	(6,593)	25,610	2,268	(569)	1,699
	$ 32,903	$ (6,734)	$ 26,169	$ 2,471	$ (683)	$ 1,788
Non-amortizing intangible assets:						
Cable franchise rights	$ 64,181	$ -	$ 64,181	$ 590	$ -	$ 590
Railroad crossing rights	39	-	39	39	-	39
	$ 64,220	$ -	$ 64,220	$ 629	$ -	$ 629
Total intangibles	$ 97,123	$(6,734)	$ 90,389	$3,100	$(683)	$ 2,417

For the years ended December 31, 2010, 2009 and 2008, amortization expense related to intangible assets was approximately $6.1 million, $0.6 million and $0.5 million, respectively. The increase for 2010 resulted primarily from accelerated amortization on the PCS prepaid subscriber acquisition asset and the acquired subscriber base related to the JetBroadband acquisition, both acquired in July 2010.

Aggregate amortization expense for intangible assets for the periods shown is expected to be as follows:

Year Ending December 31,	Amount *(in thousands)*
2011	$ 10,366
2012	6,193
2013	4,091
2014	2,578
2015	1,346

Retirement plans: Prior to January 31, 2007, the Company maintained a noncontributory defined benefit plan covering substantially all employees. Pension benefits were based primarily on the employees' compensation and years of service. The Company's policy was to fund the maximum allowable contribution calculated under federal income tax regulations. Effective January 31, 2007, the Company froze benefits payable under this plan, and expected to settle accumulated benefits for participants and terminate the plan in accordance with Department of Labor and ERISA regulations and requirements. Following the receipt of a favorable tax determination letter from the IRS, the Company completed the settlement of the defined benefit plan in June 2010.

The Company also maintains a Supplemental Executive Retirement Plan ("SERP") for selected employees. This is an unfunded defined contribution plan and is maintained primarily for the purpose of providing additional retirement benefits for a select group of management employees. The Company created and funded a rabbi trust to hold assets equal to the liabilities under this plan. Effective in June 2010, the Company ceased making employer contributions to this plan. Participant balances and earnings on them continue to be maintained for this plan.

The Company also maintains a defined contribution 401(k) plan under which substantially all employees may defer a portion of their earnings on a pretax basis, up to the allowable federal maximum. The Company may make matching and discretionary contributions to this plan.

None of the funded retirement plans directly holds Company stock in the plan's portfolio.

Income taxes: Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company evaluates the recoverability of tax assets generated on a state-by-state basis from net operating losses apportioned to that state. Management uses a more likely than not threshold to make that determination and has concluded that at December 31, 2010 and 2009, a valuation allowance against certain deferred tax assets is necessary, as discussed in Note 6.

Revenue recognition: The Company recognizes revenue when persuasive evidence of an arrangement exists, services have been rendered or products have been delivered, the price to the buyer is fixed and determinable and collectability is reasonably assured. Revenues are recognized by the Company based on the various types of transactions generating the revenue. For services, revenue is recognized as the services are performed. For equipment sales, revenue is recognized when the sales transaction is complete.

Under the Sprint Nextel Management Agreement, postpaid wireless service revenues are reported net of an 8% Management Fee and, since its imposition effective January 1, 2007, an 8.8% Net Service Fee retained by Sprint Nextel. The Net Service Fee increased to 12% effective June 1, 2010. Prepaid wireless service revenues are reported net of a 6% Management Fee retained by Sprint Nextel. See Note 7 for additional information about the Management Fee and Net Service Fee.

The Company enters into revenue arrangements that may involve multiple revenue-generating activities, i.e., the delivery or performance of multiple products, services, and/or rights to use assets. In accounting for these arrangements, separate contracts with the same party, entered into at or near the same time, will be presumed to be a bundled transaction, and the consideration will be measured and allocated to the separate units based on their relative fair values. The Company has evaluated each arrangement entered into by the Company for each sales channel, and the Company continues to monitor arrangements with its sales channels to determine if any changes in revenue recognition need to be made. Substantially all of the activation fee revenue recognized at the time a related wireless handset is sold is classified as equipment revenue.

Earnings per share: Basic net income per share was computed on the weighted average number of shares outstanding. Diluted net income per share was computed under the treasury stock method, assuming the conversion as of the beginning of the period, for all dilutive stock options. Of 435 thousand, 394 thousand, and 283 thousand shares and options outstanding at December 31, 2010, 2009 and 2008, respectively, 265 thousand, 276 thousand and 58 thousand were anti-dilutive, respectively. These options have been excluded from the computation of diluted earnings per share shown below. There were no adjustments to net income in the computation of diluted earnings per share for any of the years presented.

The following tables show the computation of basic and diluted earnings per share for the years ended December 31, 2010, 2009 and 2008:

	2010	2009	2008
	(in thousands, except per share amounts)		
Basic income per share			
Net income	$ 18,075	$ 15,092	$ 24,145
Weighted average shares outstanding	23,730	23,639	23,543
Basic income per share	$ 0.76	$ 0.64	$ 1.03
Effect of stock options outstanding:			
Weighted average shares outstanding	23,730	23,639	23,543
Assumed exercise, at the strike price at the beginning of year	118	174	248
Assumed repurchase of shares under treasury stock method	(25)	(112)	(182)
Diluted weighted average shares	23,823	23,701	23,609
Diluted income per share	$ 0.76	$ 0.64	$ 1.03

Recently Issued Accounting Standards:

As of December 31, 2010, there were no recently issued but not yet effective accounting pronouncements that would have an impact on the Company's financial statements.

Note 2. Discontinued Operations

The Company has announced its intention to sell its Converged Services operation, and the assets and liabilities related to this operation were reclassified as held for sale in the consolidated balance sheet. The historical operating results of the entity have been reclassified as discontinued operations for all periods presented, and depreciation and amortization on long-lived assets was discontinued. Converged Services does not include the Company's Converged Services of West Virginia subsidiary, which was established to provide fiber-to-the-home services and is currently largely inactive. Its operating results are included in the "Wireline" category in the Company's segment financial statements.

Certain costs historically charged or allocated to the Converged Services segment cannot be allocated to discontinued operations. As a result, certain general corporate overhead costs, affiliated interest charges, and certain investment gains and losses have been excluded from the reported discontinued operations. These items have been reclassified to the "Other" category in the segment financial statements for all reported periods (see Note 15).

Assets and liabilities held for sale consisted of the following (in thousands):

	December 31, 2010	December 31, 2009
Assets:		
Property, plant and equipment, net	$ 6,614	$ 7,484
Intangible assets, net	706	868
Deferred charges	1,310	1,628
Other assets	675	830
Assets held for sale	$ 9,305	$ 10,810
Liabilities:		
Other liabilities	$ 910	$ 858

Discontinued operations included the following amounts of operating revenue and loss before income taxes:

	Years Ended December 31,		
	2010	2009	2008
	(in thousands)		
Operating revenues	$ 13,246	$ 13,717	$ 12,863
Loss before income taxes	$ (1,085)	$ (16,453)	$ (3,076)

During 2009, based upon changes in the marketplace for this type of asset and developments in the process of selling these assets, the Company determined that the fair value of Converged Services had declined from earlier estimates. Accordingly, the Company recorded an impairment loss of $17.5 million ($10.7 million, net of taxes) to reduce the carrying value of these assets to their estimated fair value less cost to sell. During the fourth quarter of 2010, based upon developments in the process of selling these assets, the Company determined that the fair value of Converged Services had declined from earlier estimates. Accordingly, the Company recorded an impairment loss of $1.9 million ($1.1 million, net of taxes) to further reduce the carrying value of these assets to their revised estimated fair value less cost to sell. As of December 31, 2010, negotiations to complete the sale continue; at this time, the Company has determined that there has been no additional impairment to the carrying value of the assets.

Note 3. Investments

The Company has three classifications of investments: investments carried at fair value, investments carried at cost, and equity method investments. See Note 1 for definitions of each classification of investment.

At December 31, 2010 and 2009, investments carried at fair value consisted of:

	2010	2009
	(in thousands)	
Cash management trust	$ 186	$ 161
Taxable bond funds	177	165
Domestic equity funds	1,314	1,532
International equity funds	610	132
	$ 2,287	$ 1,990

Investments carried at fair value were acquired under a rabbi trust arrangement related to the Company's SERP. The Company purchases investments in the trust to mirror the investment elections of participants in the SERP; gains and losses on the investments in the trust are reflected as increases or decreases in the liability owed to the participants. During the years ended December 31, 2010, 2009 and 2008, the Company recorded unrealized gains of $187 thousand and $580 thousand, and unrealized losses of $722 thousand, respectively. Sales of investments resulted in the recognition of $8 thousand, $201 thousand and $94 thousand of realized losses in 2010, 2009 and 2008, respectively. Fair values for these investments are determined by quoted market prices ("level 1 fair values") for the underlying mutual funds, which may be based upon net asset value.

At December 31, 2010 and 2009, other investments, comprised of equity securities which do not have readily determinable fair values, consist of the following:

	2010	2009
	(in thousands)	
Cost method:		
NECA Services, Inc.	$ 505	$ 505
CoBank	2,557	2,141
Other	252	249
	3,314	2,895
Equity method:		
South Atlantic Private Equity Fund IV L.P.	37	42
Magnolia Holding Company, LLC	13	13
Dolphin Communications Parallel Fund, L.P.	122	134
Dolphin Communications Fund II, L.P.	1,266	1,633
Burton Partnership	1,799	1,749
Virginia Capital, LLC	54	54
Virginia Independent Telephone Alliance	153	141
ValleyNet	45	54
	3,489	3,820
Total other investments	$ 6,803	$ 6,715

The Company's investment in CoBank increased $175 thousand and $134 thousand in the years ended December 31, 2010 and 2009, respectively, due to the ongoing patronage earned from the outstanding investment and loan balances the Company has with CoBank. The Company invested $241 thousand in CoBank stock through the acquisition of JetBroadband in 2010.

In the year ended December 31, 2010, the Company received distributions from its equity investments totaling $49 thousand in cash and securities, and invested $61 thousand in two equity investments, Dolphin Communications Parallel Fund II, LP, and Valleynet. The Dolphin Communications Parallel Fund II, LP investment recorded a net loss of approximately $409 thousand in the year ended December 31, 2010. Other equity investments had a net gain of $66 thousand in the year ended December 31, 2010.

The Company's ownership interests in Virginia Independent Telephone Alliance and ValleyNet at December 31, 2010 were approximately 22% and 20%, respectively, which is consistent with the Company's ownership interests at December 31, 2009. The Company purchases services from Virginia Independent Telephone Alliance and ValleyNet at rates comparable to those charged to other customers. Other equity method investees are investments in limited partnerships, in each of which the Company had an ownership interest of less than 4% at December 31, 2010.

Note 4. Plant in Service

Plant in service consists of the following at December 31, 2010 and 2009:

	Estimated Useful Lives	2010	2009
		(in thousands)	
Land		$ 2,409	$ 1,468
Buildings and structures	15 – 40 years	67,168	60,788
Cable and wire	4 – 40 years	137,676	79,061
Equipment and software	2 – 16.7 years	259,405	231,794
		$ 466,658	$ 373,111

Note 5. Long-Term Debt and Revolving Lines of Credit

Total debt consists of the following at December 31, 2010 and 2009:

		Interest Rate	2010	2009
			(in thousands)	
CoBank (term loan)	Fixed	7.37%	$ 6,984	$ 13,060
CoBank (delayed draw term loan)	Variable	3.84%	-	19,700
CoBank Term Loan A	Variable	3.77%	187,428	-
Other debt		Various	700	200
			195,112	32,960
Current maturities			14,823	4,561
Total long-term debt			$ 180,289	$ 28,399

The Company receives patronage credits from CoBank, which are not reflected in the stated rates shown above. Patronage credits are a distribution of profits of CoBank, which is a cooperative required to distribute its profits to its members. During both the first quarters of 2010 and 2009, the Company received patronage credits of approximately 100 basis points on its outstanding CoBank debt balance. The Company accrued 100 basis points in the year ended December 31, 2010, in anticipation of the early 2011 distribution of the credits by CoBank. Patronage credits are typically paid 65% in cash, with the balance paid in shares of CoBank stock.

On July 30, 2010, the Company executed a syndicated Credit Agreement for the purpose of refinancing the Company's existing outstanding debt, funding the purchase price of the JetBroadBand acquisition described above, funding planned capital expenditures to upgrade the acquired cable networks, and other corporate needs.

As of December 31, 2010, the Company's indebtedness totaled $195.1 million, with an annualized overall weighted average interest rate of approximately 3.89%. The balance included $7.0 million fixed at 7.37% (the Fixed Term Loan Facility, described further below), and $187.4 million of the Term Loan A Facility at a variable rate (3.77% as of December 31, 2010) that resets monthly based on one month LIBOR plus a base rate of 3.50% currently. These loans are more fully described below.

The Credit Agreement provided for three facilities, a Term Loan Facility, a Revolver Facility, and an Incremental Term Loan Facility. The Term Loan Facility totaled $198 million and was fully drawn for the purposes described above. The Term Loan Facility has two parts, the Fixed Term Loan Facility of initially approximately $8 million in aggregate principal amount, and the Term Loan A Facility of initially $189.8 million in aggregate principal amount. The Fixed Term Loan Facility is required to be repaid in monthly installments of approximately $200 thousand of principal, plus interest at 7.37%, through August 2013. The Term Loan A Facility requires quarterly principal repayments of $2.4 million that began on December 31, 2010 and continue through September 30, 2011, increasing to $4.7 million quarterly thereafter through September 30, 2015, with the remaining expected balance of approximately $104 million due December 31, 2015. The Term Loan A Facility is expected to bear interest at a base rate based upon one month LIBOR plus a spread determined by the Company's Total Leverage Ratio, initially 3.50%; the Company may elect to use other rates as the base, but does not currently expect to do so.

The Revolver Facility provides for $30 million in immediate availability for future capital expenditures and general corporate needs, and an additional $20 million of availability once certain conditions have been met, for total availability of $50 million. In addition, the Credit Agreement permits the Company to enter into one or more Incremental Term Loan Facilities in the aggregate principal amount not to exceed $100 million subject to compliance with certain covenants. No draw has been made or is currently contemplated under either of these facilities. When and if a draw is made, the maturity date and interest rate options would be substantially identical to the Term Loan A Facility. Repayment provisions would be agreed to at the time of each draw under the Incremental Term Loan Facility.

The Credit Agreement required the Company to enter into a hedge agreement to manage its exposure to interest rate movements. The Company entered into a pay fixed, receive variable swap on $63 million notional principal for three years, with the notional amount declining pro rata as the principal amount of the Term Loan A is repaid. The Company will receive one month LIBOR and pay a fixed rate of 1.00% in addition to the 3.50% initial spread on the Term Loan A Facility.

The Credit Agreement contains affirmative and negative covenants customary to secured credit facilities, including covenants restricting the ability of the Company and its subsidiaries, subject to negotiated exceptions, to incur additional indebtedness and additional liens on their assets, engage in mergers or acquisitions or dispose of assets, pay dividends or make other distributions, voluntarily prepay other indebtedness, enter into transactions with affiliated persons, make investments, and change the nature of the Company's and its subsidiaries' businesses.

Indebtedness outstanding under any of the facilities may be accelerated by an Event of Default, as defined in the Credit Agreement.

The Facilities are secured by a pledge by the Company of its stock in its subsidiaries, a guarantee by the Company's subsidiaries other than Shenandoah Telephone Company or Shentel Converged Services, Inc., and a security interest in all of the assets of the guarantors.

The Company is subject to certain financial covenants to be measured on a trailing twelve month basis each calendar quarter unless otherwise specified. These covenants include:

- a limitation on the Company's total leverage ratio, defined as indebtedness divided by earnings before interest, taxes, depreciation and amortization, or EBITDA, of less than or equal to 3.00 to 1.00 from the closing date through March 31, 2011, then 2.50 to 1.00 December 31, 2012, and 2.00 to 1.00 thereafter;
- a minimum debt service coverage ratio, defined as EBITDA divided by the sum of all scheduled principal payments on the Term Loans and regularly scheduled principal payments on other indebtedness plus cash interest expense, greater than 2.25 to 1.00 from the closing date through December 31, 2012, then 2.50 to 1.00 thereafter;
- a minimum equity to assets ratio, defined as consolidated total assets minus consolidated total liabilities, divided by consolidated total assets, of at least 0.35 to 1.00 at all times, measured at each fiscal quarter end;
- a minimum fixed charge coverage ratio, defined as EBITDA divided by fixed charges (defined as cash interest expense plus scheduled principal payments to be made on indebtedness plus capital expenditures other than capital expenditures acquired pursuant to a capital lease through the reinvestment of net proceeds of permitted asset dispositions or the sale of Shentel Converged Services, Inc. plus cash income taxes plus cash dividends and distributions), greater than 0.80 to 1.00 from the closing date through December 31, 2012, then 0.90 to 1.00 through December 31, 2013, and 1.00 to 1.00 thereafter; and,
- the Company must maintain a minimum liquidity balance, defined as availability under the Revolver Facility plus unrestricted cash and cash equivalents other than cash and cash equivalents held in the name of an Excluded Subsidiary, of greater than $15 million at all times.

As of December 31, 2010, the Company was in compliance with the covenants in its credit agreements.

The aggregate maturities of long-term debt for each of the five years subsequent to December 31, 2010 are as follows:

Year	Amount *(in thousands)*
2011	$ 14,823
2012	21,441
2013	21,043
2014	18,980
2015	118,625
Later years	200
	$ 195,112

The estimated fair value of fixed rate debt instruments as of December 31, 2010 and 2009 was approximately equal to its carrying value at each date, given the rates on the outstanding debt and the relatively short term to maturity. The estimated fair value of the variable rate debt is assumed to approximate its carrying value. The fair value of the Company's derivative was a liability of $41 thousand at December 31, 2010.

Note 6. Income Taxes

Total income taxes for the years ended December 31, 2010, 2009 and 2008 were allocated as follows:

	2010	2009	2008
		(in thousands)	
Income tax expense on continuing operations	$ 13,355	$ 17,465	$ 17,494
Income tax benefit on discontinued operations	(442)	(6,461)	(1,152)
Shareholders' equity, for compensation expense for tax purposes in excess of amounts recognized for financial reporting purposes	(70)	(63)	(75)
Accumulated other comprehensive income for changes in unrecognized actuarial losses on pensions	1,549	55	(561)
	$ 14,392	$ 10,996	$ 15,706

The Company and its subsidiaries file income tax returns in several jurisdictions. The provision for the federal and state income taxes attributable to income from continuing operations consists of the following components:

	Years Ended December 31,		
	2010	2009	2008
		(in thousands)	
Current expense			
Federal taxes	$ 6,207	$ 12,497	$ 7,613
State taxes	2,530	3,973	2,919
Total current provision	8,737	16,470	10,532
Deferred expense (benefit)			
Federal taxes	3,991	1,787	6,488
State taxes	627	(792)	474
Total deferred provision (benefit)	4,618	995	6,962
Income tax expense on continuing operations	$ 13,355	$ 17,465	$ 17,494

A reconciliation of income taxes determined by applying the federal and state tax rates to income from continuing operations is as follows for the years ended December 31, 2010, 2009 and 2008:

	Years Ended December 31,		
	2010	2009	2008
		(in thousands)	
Computed "expected" tax expense (35%)	$ 11,225	$ 14,892	$ 15,247
State income taxes, net of federal tax effect	2,052	2,068	2,205
Other, net	78	505	42
Income tax expense on continuing operations	$ 13,355	$ 17,465	$ 17,494

Net deferred tax assets and liabilities consist of the following at December 31, 2010 and 2009:

	2010	2009
	(in thousands)	
Deferred tax assets:		
State net operating loss carryforwards, net of federal tax	$ 707	$ 684
Impairment loss	7,504	6,890
Lease obligations	1,073	1,283
Deferred revenues	242	250
Accrued pension/ERO costs	962	858
Loss on investments, net	564	469
Accrued compensation costs	274	125
Inventory reserves	152	188
Asset retirement obligations	2,688	2,435
Allowance for doubtful accounts	173	149
Other, net	238	98
Total gross deferred tax assets	14,577	13,429
Less valuation allowance	(629)	(422)
Net deferred tax assets	13,948	13,007
Deferred tax liabilities:		
Plant-in-service	49,096	41,879
Deferred activation charges	52	161
Total gross deferred tax liabilities	49,148	42,040
Net deferred tax liabilities	$ 35,200	$ 29,033

In assessing the ability to realize deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon generating future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods for which the deferred tax assets are deductible, management believes it more likely than not that the state net operating loss carryforwards from its Converged Services segment will not be realized. Accordingly, an additional $207 thousand valuation allowance was recorded during 2010 bringing the total valuation allowance to $629 thousand at December 31, 2010. The Company has generated net operating loss carryforwards of approximately $12.7 million from its operations in several states. These carryforwards expire at varying dates beginning in the year 2019 and ending in 2030.

As of December 31, 2010 and 2009, the Company had no unrecognized tax benefits. Accordingly, there would be no effective tax rate impact from recognition of previously unrecognized tax benefits. The December 31, 2010 and 2009 consolidated balance sheets include no amounts for interest or penalties related to unrecognized tax benefits. It is the Company's policy to record interest and penalties related to unrecognized tax benefits in income before taxes.

The Company files U.S. federal income tax returns and various state and local income tax returns. With few exceptions, years prior to 2007 are no longer subject to examination. The Company is under audit in the state of Maryland for the 2007, 2008 and 2009 tax years. No other state or federal income tax audits were in process as of December 31, 2010.

Note 7. Significant Contractual Relationship

In 1999, the Company executed a Management Agreement (the "Agreement") with Sprint Nextel whereby the Company committed to construct and operate a PCS network using CDMA air interface technology. Under the Agreement, the Company is the exclusive PCS Affiliate of Sprint Nextel providing wireless mobility communications network products and services on the 1900 MHz band in its territory which extends from Altoona, York and Harrisburg, Pennsylvania, and south along the Interstate 81 corridor through Western Maryland, the panhandle of West Virginia, to Harrisonburg, Virginia. The Company is authorized to use the Sprint brand in its territory, and operate its network under the Sprint Nextel radio spectrum license. As an exclusive PCS Affiliate of Sprint Nextel, the Company has the exclusive right to build, own and maintain its portion of Sprint Nextel's nationwide PCS network, in the aforementioned areas, to Sprint Nextel's specifications. The initial term of the Agreement is for 20 years and is automatically renewable for three 10-year options, unless terminated by either party under provisions outlined in the Agreement; the Agreement has been amended several times, most recently during 2010. Upon non-renewal by either party, the Company has either the right or the obligation to sell the business at 80% of "Entire Business Value" ("EBV") as defined in the Agreement. EBV is defined as i) the fair market value of a going concern paid by a willing buyer to a willing seller; ii) valued as if the business will continue to utilize existing brands and operate under existing agreements; and, iii) valued as if Manager (Shentel) owns the spectrum. Determination of EBV is made by an independent appraisal process.

Under the Sprint Nextel agreements, Sprint Nextel provides the Company significant support services such as customer service, billing, collections, long distance, national network operations support, inventory logistics support, use of the Sprint Nextel brand names, national advertising, national distribution and product development. Cost of equipment transactions between the Company and Sprint Nextel relate to inventory purchased and subsidized costs of handsets. These costs also included transactions related to subsidized costs on handsets and commissions paid to Sprint Nextel for sales of handsets through Sprint Nextel's national distribution programs.

In March 2007 effective January 1, 2007, the Company and Sprint Nextel amended the Management Agreement to simplify the method that the companies used to settle certain postpaid revenues and expenses between them. The revenues and expenses for 2006 were used as the basis for the calculation. For 2006, the ratio of net expense due Sprint Nextel for each net revenue dollar (net of credits and bad debt) generated by the Company's wireless customers was 8.8%, known as the Net Service Fee. The Net Service Fee percentage was applied to future net revenues to compensate Sprint Nextel for the net expenses due. The amendment allowed either party to annually request a review of the Net Service Fee, with the percentage needing to change by 100 basis points or more in either direction before there would be a change in the Net Service Fee, with the maximum Net Service Fee not exceeding 12%.

In the second quarter of 2010, Sprint Nextel for the first time exercised their option to review the postpaid Net Service Fee percentage, and effective June 2010, the Net Service Fee increased to 12%, the maximum allowed by contract.

The Net Service Fee will remain at 12% until either party requests a review and the review determines that the underlying costs have changed, causing the Fee percentage to drop 100 basis points or more. This increase has reduced revenues by approximately $0.3 million per month through December 31, 2010, or nearly $4 million on an annualized basis, at current levels of revenue.

The Company's PCS subsidiary is dependent upon Sprint Nextel's ability to execute certain functions such as billing, customer care, collections and other operating activities under the Company's agreements with Sprint Nextel. Due to the high degree of integration within many of the Sprint Nextel systems, and the Company's dependency on these systems, in many cases it would be difficult for the Company to perform these services in-house or to outsource the services to another provider. If Sprint Nextel is unable to perform any such service, the change could result in increased operating expenses and have an adverse impact on the Company's operating results and cash flow. In addition, the Company's ability to attract and maintain a sufficient customer base is critical to generating positive cash flow from operations and profits for its PCS operation. Changes in technology, increased competition, or economic conditions in the wireless industry or the economy in general, individually and/or collectively, could have an adverse effect on the Company's financial position and results of operations.

On July 8, 2010, the Company acquired the right to receive a share of revenues from approximately 50,000 Virgin Mobile customers in our service area, and effective July 11, 2010, the Company began selling Virgin Mobile and Boost prepaid products and services in its PCS network coverage area. Prepaid revenues received from Sprint Nextel are reported gross of expenses passed through from Sprint Nextel. The Company pays handset subsidies to Sprint Nextel for the difference between the selling price of handsets and their cost, in the aggregate and as a net cost. Many of the revenue and expense components reported to us by Sprint Nextel are based on Sprint Nextel's national averages for prepaid services, rather than being specifically determined by customers homed in our geographic service areas.

The Company will also recognize amortization on the $6.9 million capitalized purchase price of the acquired subscriber base for the 50,000 acquired Virgin Mobile subscribers. The amortization of the acquired subscriber base will approximate the life of the customers acquired, gradually decreasing over the expected four year life of this asset. The Sprint Nextel agreements require the Company to maintain certain minimum network performance standards and to meet other performance requirements. The Company was in compliance in all material respects with these requirements as of December 31, 2010.

Note 8. Related Party Transactions

ValleyNet, an equity method investee of the Company, resells capacity on the Company's fiber network under an operating lease agreement. Facility lease revenue from ValleyNet was approximately $3.3 million, $3.5 million and $3.8 million in the years ended December 31, 2010, 2009 and 2008, respectively. At December 31, 2010 and 2009, the Company had accounts receivable from ValleyNet of approximately $0.3 million. The Company's PCS operating subsidiary leases capacity through ValleyNet. Payment for usage of these facilities was $0.8 million, $1.3 million and $1.3 million in the years ended December 31, 2010, 2009 and 2008, respectively.

Note 9. Retirement Plans

The Company maintained a noncontributory defined benefit pension plan and a separate defined contribution 401(k) plan. The Company froze the defined benefit pension plan as of January 31, 2007 and intended to settle benefits earned under the plan and terminate the plan. The Company received a favorable determination letter from the IRS in February 2010 and settled and terminated the plan during the second quarter of 2010.

The following table presents the defined benefit plan's funded status and amounts recognized in the Company's consolidated financial statements.

	2010	2009
Change in benefit obligation:	*(in thousands)*	
Benefit obligation, beginning	$ 11,887	$ 12,397
Interest cost	96	512
Actuarial (gain) loss	257	(576)
Benefits paid	(12,240)	(446)
Benefit obligation, ending	-	11,887
Change in plan assets:		
Fair value of plan assets, beginning	11,252	10,147
Actual return on plan assets	1	51
Benefits paid	(12,240)	(446)
Contributions made	987	1,500
Fair value of plan assets, ending	-	11,252
Funded status	-	(635)
Unrecognized net loss	-	3,364
Accrued benefit cost	$ -	$ (2,729)

Amounts recognized in the consolidated balance sheets:

Accrued liabilities and other	$ -	$ (635)
Accumulated other comprehensive income	-	3,364
Net amount recognized	$ -	$ (2,729)

Components of net periodic benefit costs:

	2010	2009	2008
Interest cost	$ 96	$ 512	$ 512
Expected return on plan assets	-	(579)	(579)
Amortization of net loss	41	26	26
Net periodic benefit cost	$ 137	$ (41)	$ (41)
Other changes in plan assets and benefit obligations recognized in other comprehensive income:			
Amortization of net loss	(41)	(26)	(26)
Net loss (gain) for the period	257	(47)	1,693
Settlement charge	(3,580)	-	-
Total recognized in net periodic benefit cost and other comprehensive income	$ (3,227)	$ (114)	$ 1,626

The accumulated benefit obligation for the qualified retirement plan was $11.9 million at December 31, 2009.

Weighted average assumptions used by the Company in the determination of benefit obligations at December 31, 2009 were as follows:

	2009
Discount rate	4.31%
Rate of increase in compensation levels	-%

Weighted average assumptions used by the Company in the determination of net pension cost for the years ended December 31, 2009, and 2008 were as follows:

	2009	2008
Discount rate	4.52%	4.52%
Rate of increase in compensation level	-%	-%
Expected long-term rate of return on plan assets	6.50%	6.50%

The Company's pension plan asset allocations based on market value at December 31, 2009, by asset category were as follows:

	2009
Asset Category:	
Equity securities	2%
Debt securities	95%
Cash and cash equivalents	3%
	100%

Contributions

The Company received approval from the IRS to terminate the plan and completed the settlement of benefits and termination of the plan in June 2010. The Company contributed approximately $1.0 million to the plan, and distributed approximately $12.2 million to participants, mostly during the second quarter of 2010. Distributions included lump sum payments to individual participants, rollovers to other qualified plans, and purchases of non-participating annuities. The Company contributed $1.5 million and $1.8 million to the plan during the years ended December 31, 2009 and 2008.

The Company's matching and employer discretionary contributions to the defined contribution 401(k) plan were approximately $1.5 million, $1.4 million and $1.6 million for the years ended December 31, 2010, 2009 and 2008, respectively.

In May 2003, the Company adopted an unfunded nonqualified Supplemental Executive Retirement Plan (the "SERP") for named executives. The plan was established to provide retirement benefits in addition to those provided under the Retirement Plan that covered all employees. In conjunction with the changes in the qualified defined benefit pension plan described above, the SERP was amended effective January 1, 2007 from a defined benefit plan to a defined contribution plan. The amended plan is non-contributory. Through June 2010, the Company credited each participant's account with a contribution of 7% of compensation (generally, base pay plus incentive pay), and 5% of a participant's compensation in excess of IRS or ERISA limitations on compensation under the 401(k) plan. During June 2010, the Company curtailed future participation in the Company's SERP. Current participants may remain in the SERP and will continue to earn returns (either gains or losses) on invested balances, but the Company will make no further contributions to the SERP and no new participants will be eligible to join the SERP. As a result of the curtailment, the Company recognized a curtailment loss of $666 thousand, consisting of actuarial losses previously recorded in other comprehensive income.

The Company contributed $67,000, $122,000 and $129,000 to the participants' accounts under the SERP during 2010, 2009 and 2008, respectively. At December 31, 2010 and 2009, the total liability due to participants in the SERP was $2.3 million and $2.0 million, respectively.

In order to provide some protection to the participants, the Company created a rabbi trust to hold assets sufficient to pay obligations under the SERP. The Company contributed the participants' opening balances, and subsequent Company contributions based on compensation, to the trust. Assets within the trust were invested to mirror participant elections as to investment options (a mix of stock and bond mutual funds); investment income, gains and losses in the trust were used to determine investment returns on the participants' balances in the SERP.

Note 10. Stock Incentive Plans

The Company maintains two shareholder-approved Company Stock Incentive Plans providing for the grant of equity based incentive compensation to essentially all employees. The 1995 Plan authorized grants of up to 1,440,000 shares of common stock over a ten-year period beginning in 1996. The term of the 1995 Plan expired in February of 2006. The 2005 Plan authorizes grants of up to 1,440,000 shares over a ten-year period beginning in 2005. Under both Plans, grants may take the form of stock awards, awards of options to acquire stock, stock appreciation rights, and other forms of equity based compensation. Prior to 2007, most awards were granted in the form of options to acquire stock; during 2007, both options to acquire stock and stock awards were granted. The option price for all grants has been the current market price at the time of the grant.

Option Awards

During 2010, the Company granted stock options to certain management employees. This grant consisted of incentive and non-qualified stock options, vesting 25% annually on the first through fourth anniversaries of the grant date, and having a maximum ten year life. During 2009, the Company granted stock options to all employees with more than one year of service at the date of grant. This grant consisted of incentive and non-qualified stock options, vesting 20% annually on the first through fifth anniversaries of the grant date, and having a maximum seven year life. During 2008, the Company granted stock options to a recently hired officer. This grant consisted of both incentive and non-qualified stock options, vesting 25% annually on the third, fourth, fifth and sixth anniversaries of the grant date, and having a maximum seven year life. These grants were accounted for as equity-classified stock options.

The fair values of these grants were estimated at the respective grant dates using a Black-Scholes option-pricing model with the following assumptions:

	2010	2009	2008
Dividend rate	1.90%	1.09%	1.09%
Risk-free interest rate	2.45%	1.88%	2.32%
Expected lives of options	6.25 years	5 years	5 years
Price volatility	39.48%	40.87%	40.14%

Volatility is based on the historical volatility of the price of the Company's stock over the expected term of the options. The expected term represents the period of time that the options granted are expected to be outstanding. The risk free rate is based on the U.S. Treasury yield curve, in effect at the date the fair value of the options is calculated, with an equivalent term.

Management has made an estimate of expected forfeitures and recognizes compensation costs only for those awards expected to vest. Compensation cost recognized in 2010, 2009 and 2008 totaled $501 thousand, $555 thousand and $67 thousand, respectively, and the income tax benefit for option-based compensation arrangements recognized in 2010, 2009 and 2008 was $35 thousand, $26 thousand and $7 thousand, respectively.

A summary of outstanding options at December 31, 2010, 2009 and 2008 and changes during the years ended on those dates is as follows:

	Options	Weighted Average Grant Price Per Option	Fair Value Per Option
Outstanding December 31, 2007	296,541	$ 10.97	
Granted	30,000	22.76	$ 7.90
Cancelled	(30,000)	20.50	
Exercised	(71,616)	8.08	
Outstanding December 31, 2008	224,925	12.20	
Granted	169,047	25.26	$ 8.73
Cancelled	(9,780)	25.26	
Exercised	(45,710)	8.92	
Outstanding December 31, 2009	338,482	18.79	
Granted	69,222	16.50	$ 5.70
Cancelled	(7,381)	25.26	
Exercised	(59,215)	10.10	
Outstanding December 31, 2010	341,108	$ 19.69	

There were options for 341,108 shares outstanding at December 31, 2010 at a weighted average exercise price of $19.69 per share, an aggregate intrinsic value of $0.8 million and a weighted-average remaining contractual life of 5.4 years. There were options for 97,877 shares exercisable at December 31, 2010 at a weighted average exercise price of $13.91 per share, an aggregate intrinsic value of $0.7 million and a weighted-average remaining contractual life of 3.4 years. The aggregate intrinsic value represents the total pretax intrinsic value of in-the-money options, based on the Company's closing stock price of $18.73 as of December 31, 2010.

During 2010, the total fair value of options vested was $0.4 million; the total intrinsic value of options exercised was $0.5 million. During 2010, the total cash received as a result of employee stock option exercises was $0.5 million, and the actual tax benefit realized for the tax deductions was $49 thousand.

As of December 31, 2010, the total compensation cost related to nonvested options not yet recognized is $0.8 million which will be recognized over a weighted-average period of 4.1 years.

Stock Awards

During 2007, the Company made two grants of shares under the 2005 Plan. In September 2007, the Company granted 68,130 performance shares to all members of the Board of Directors and essentially all employees during 2007. Directors and senior management in the aggregate were granted 23,404 performance shares ("management shares"); all other employees in the aggregate were granted 44,726 performance shares ("employee shares"). Management shares can vest at the fifth, sixth, seventh or eighth anniversary of the grant date if, for the thirty day period ending on the day prior to the respective anniversary date, the average closing price of a share of the Company's common stock exceeds a defined target price. The target price for each anniversary date is equal to the grant date market price ($20.50 per share) plus $1.64 for each year since the grant date. Except for normal retirement, shares will vest only if the target price is achieved and the recipient has remained employed through the anniversary date that the target price is achieved on. Employee shares can vest at the fourth or fifth anniversary of the grant date on otherwise similar terms.

Due to the market condition of achieving a target stock price in order to vest, the Company determined the grant date fair value of the performance shares, as well as the expected term of the awards, using a Monte Carlo simulation. The following assumptions were used in deriving the grant date fair value and expected term:

	Management Shares	Employee Shares
Assumptions:		
Dividend rate	1.5%	1.5%
Risk free rate	4.44%	4.38%
Annual price volatility	34%	34%
Derived values:		
Fair value per share	$13.20	$12.20
Expected term (years)	5.81	5.38

The Company has estimated expected forfeitures of 40% for management shares and 35% for employee shares. Through December 31, 2007, 1,324 employee shares were forfeited due to employees' termination of employment; an additional 6,573 employee shares and 1,992 management shares were forfeited during the year ended December 31, 2008; and 1,544 employee shares and 751 management shares were forfeited during the year ended December 31, 2009. During 2010, an additional 2,531 employee shares were forfeited; no management shares were forfeited during 2010.

In December 2007, the Company made grants of fully vested shares to 26 management employees. The Company granted 97,730 shares, of which half were unrestricted and half carry a two year restriction on disposition of the shares. The unrestricted shares were valued at the market price of the Company's common stock on the date of grant ($23.59 per share); the Company determined that the value of the restricted shares was 20% less than the grant date market price, or $18.87 per share. The valuation utilized a Black-Scholes option pricing model methodology, utilizing a risk free rate of 3.1%, dividend yield of 1.5%, price volatility of 40%, and the two year restriction period as the term. Both restricted and unrestricted shares provide for full dividend and voting rights. Employees surrendered 26,076 of the unrestricted shares to pay withholding taxes due.

In June 2010, the Company made grants of non-vested shares to 16 management employees. The Company granted 34,142 shares. The shares vest 25% annually. The award was valued at the market price of the Company's common stock on the date of grant ($16.50 per share). Subsequently, one recipient surrendered 730 shares upon termination of employment. The Company also made a grant of non-vested shares to the non-employee members of the Company's

Board of Directors. The Company granted 7,272 shares, valued at the market price of the Company's common stock on the grant date ($16.50 per share). The shares vest 33% annually.

Compensation cost recognized during 2010, 2009 and 2008, was $0.1 million for the shares awarded during 2007, while the compensation cost in 2010 for the 2010 share award was an incremental $0.2 million. The income tax benefit for share-based compensation arrangements recognized in 2010 totaled $114 thousand, and was $39 thousand for both 2009 and 2008.

Note 11. Major Customer

The Company has one major customer relationship that is a significant source of revenue. Approximately 60% of total operating revenues for the year ended December 31, 2010, 63% of total operating revenues for the year ended December 31, 2009, and 69% of total operating revenues for the year ended December 31, 2008 were generated by or through Sprint Nextel and its customers using the Company's portion of Sprint Nextel's nationwide PCS network. No other customer relationship generated more than 2.5% of the Company's total operating revenues for the years ended December 31, 2010, 2009 or 2008.

Note 12. Shareholder Rights Plan

Effective as of February 8, 2008, the Board of Directors adopted a new Shareholder Rights Plan to replace an expiring plan which was adopted in 1998. Under certain circumstances, holders of each right (granted at one right per share of outstanding common stock) will be entitled to purchase for $40 one half a share of the Company's common stock (or, in certain circumstances, $80 worth of cash, property or other securities of the Company for $40). The rights are neither exercisable nor traded separately from the Company's common stock. The rights are only exercisable if a person or group becomes or attempts to become, the beneficial owner of 15% or more of the Company's common stock. Under the terms of both Shareholder Rights Plans, such a person or group would not be entitled to the benefits of the rights. The new Shareholder Rights Plan provides that the Board of Directors may redeem the outstanding rights at any time for $.001 per right, and except with respect to the redemption price of the rights, any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company. The new Shareholder Rights Plan provides for the Board of Directors to appoint a committee (the "TIDE Committee") that is comprised of independent directors of the Company to review and evaluate the Shareholder Rights Plan in order to consider whether it continues to be in the interest of the Company and its shareholders at least every three years. Following each such review, the TIDE Committee will communicate its conclusions to the full Board of Directors, including any recommendation as to whether the Shareholder Rights Plan should be modified or the Rights should be redeemed. In January 2011, the TIDE Committee recommended to the full Board of Directors, and the Board of Directors approved, that the Shareholder Rights Plan be maintained as originally adopted.

Note 13. Lease Commitments

The Company leases land, buildings and tower space under various non-cancelable agreements, which expire between the years 2011 and 2051 and require various minimum annual rental payments. These leases typically include renewal options and escalation clauses. In general, tower leases have five or ten year initial terms with four renewal terms of five years each. The other leases generally contain certain renewal options for periods ranging from five to twenty years.

Future minimum lease payments under non-cancelable operating leases, including renewals that are reasonably assured at the inception of the lease, with initial variable lease terms in excess of one year as of December 31, 2010 are as follows:

Year Ending		Amount
		(in thousands)
2011	$	9,894
2012		8,640
2013		8,205
2014		7,870
2015		7,299
2016 and beyond		39,231
	$	81,139

The Company's total rent expense was $11.2 million, $7.6 million, and $6.5 million for the years ended December 31, 2010, 2009 and 2008, respectively.

As lessor, the Company has leased buildings, tower space and telecommunications equipment to other entities under various non-cancelable agreements, which require various minimum annual payments. The total minimum rental receipts at December 31, 2010 are as follows:

Year Ending		Amount
		(in thousands)
2011	$	4,191
2012		3,472
2013		2,462
2014		1,669
2015		909
2016 and beyond		878
	$	13,581

The Company's total rent income was $11.9 million, $10.1 million, and $9.5 million for the years ended December 31, 2010, 2009 and 2008, respectively. Total rent income includes month-to-month leases which are excluded from the table above.

Note 14. Acquisitions

Suddenlink Communications

On December 1, 2010, the Company acquired certain cable operations located in Oakland, Maryland and Salem West Virginia, from Cequel III Communications II, LLC, doing business as Suddenlink Communications, for $4.5 million less working capital adjustments. The Company has included these operations for financial reporting purposes for periods subsequent to the acquisition.

The total purchase price of $4.5 million has been allocated to the assets of Suddenlink as follows (in thousands):

Accounts receivable	$	182
Other current assets		58
Cable plant		1,998
All other plant and equipment		681
Acquired subscriber base		1,044
Franchise operating rights (indefinite lived)		662
Cost in excess of net assets of business acquired		77
Total assets	$	4,702
Current liabilities	$	173
Net assets acquired	$	4,529

The Company is unable to provide pro forma disclosure of operating results as if this acquisition had been completed on January 1, 2009, as the Company acquired only a portion of a business segment from Cequel III Communications II, LLC, and financial statements for our acquired portion are not available.

JetBroadBand Holdings, LLC

On July 30, 2010, the Company acquired the cable operations of JetBroadBand Holdings, LLC ("JetBroadBand") for $147.4 million in cash. The purchase price was financed by a credit facility arranged by CoBank, ACB (see Note 5). The Company has included these operations for financial reporting purposes for periods subsequent to the acquisition.

The total purchase price of $147.4 million has been allocated to the assets of JetBroadBand as follows (in thousands):

Accounts receivable	$	3,456
Other current assets		930
Cable plant		44,924
Converter boxes		2,875
Headend equipment		4,708
Land and buildings		1,700
All other plant and equipment		1,828
Acquired subscriber base		22,112
Franchise operating rights (indefinite lived)		62,930
Cost in excess of net assets of business acquired		6,467
Total assets	$	151,930
Current liabilities	$	4,540
Net assets acquired	$	147,390

Following are the unaudited pro forma results of the Company for the twelve months ended December 31, 2010 and 2009 as if the acquisition of JetBroadBand had occurred as of January 1, 2009, in millions:

	Twelve Months Ended December 31,	
	2010	2009
Operating revenues	$ 221.8	$ 205.2
Earnings before income taxes	$ 30.5	$ 36.9

The pro forma disclosures shown above are based upon valuations of the assets acquired, liabilities assumed and estimates of depreciation and amortization charges thereon. They should not be construed as representative of actual results that might have been reported had the acquisition actually occurred as of January 1, 2009.

Operating revenues reported in the condensed consolidated statements of income for the year ended December 31, 2010 included revenues of $18.9 million related to the former JetBroadBand entity. The amount of earnings before income taxes related to the former JetBroadBand entity is not readily determinable due to intercompany transactions and allocations that have occurred in connection with the operations of the combined company.

North River Telephone Cooperative

In November 2009, the Company entered into an asset purchase agreement with North River Telephone Cooperative to acquire telephone assets serving approximately 1,000 access lines in northwestern Augusta County, Virginia, for $0.6 million and a commitment to provide broadband internet access to the subscribers within one year.

Rapid Communications

In August 2008, the Company entered into an asset purchase agreement with Rapid Communications, LLC, to acquire certain cable assets passing approximately 44,000 homes and serving approximately 17,000 homes in Virginia and West Virginia. On November 4, 2008, pursuant to an amendment in the agreement, the Company agreed to purchase these assets for $10 million. Effective December 1, 2008, the Company completed the acquisition and established Shentel Cable, a wholly-owned subsidiary of the Company, from the former Rapid Communications cable systems. The results of Shentel Cable's operations have been included in the consolidated financial statements since its acquisition.

The Company accounted for the acquisition using the purchase method. The net assets acquired were recorded at their estimated fair values. The major classes of assets and liabilities acquired were as follows:

Trade accounts receivable	$ 890
Property, plant and equipment	6,418
Intangible assets	3,110
Goodwill	1,234
Other assets	156
Total assets	$ 11,808
Current liabilities	$ 147
Deferred revenue	775
Total liabilities	$ 922
Net assets acquired	$ 10,886

In December, 2009, the Company sold certain cable assets, passing approximately 8,100 homes, previously acquired from Rapid Communications, LLC, for $1.5 million, recognizing a gain of $0.4 million.

Note 15. Segment Reporting

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision makers. During 2009, the Company restructured its business segments to reflect changes in the Company's corporate direction and strategy in response to changes in the economic environment and other factors. The Company has three reportable segments, which the Company operates and manages as strategic business units organized by lines of business: (1) Wireless, (2) Wireline, and (3) Cable TV. A fourth segment, Other, primarily includes Shenandoah Telecommunications Company, the parent holding company as well as certain general and administrative costs historically charged to Converged Services that cannot be allocated to discontinued operations. During the third quarter of 2010, the Company revised the financial reporting provided to senior management and the Board of Directors to exclude non-operating income and expenses. The following disclosures present our reportable segments based on segment operating income, consistent with the information provided to the chief operating decision maker to assess segment performance. Prior period reports have been revised to conform to the current presentation.

The Wireless segment provides digital wireless service to a portion of a four-state area covering the region from Harrisburg, York and Altoona, Pennsylvania, to Harrisonburg, Virginia, as a Sprint PCS Affiliate of Sprint Nextel. This segment also owns cell site towers built on leased land, and leases space on these towers to both affiliates and non-affiliated service providers.

The Wireline segment provides regulated and unregulated voice services, dial-up and DSL internet access, and long distance access services throughout Shenandoah County and portions of northwestern Augusta County, Virginia, and leases fiber optic facilities throughout the northern Shenandoah Valley of Virginia, northern Virginia and adjacent areas along the Interstate 81 corridor, including portions of West Virginia and Maryland, and south from Harrisonburg, Virginia, along Interstates 81 and 64 to Charleston, West Virginia, then north and terminating near Weston, West Virginia.

The Cable TV segment provides cable television services in Shenandoah County, Virginia, and since December 1, 2008, in various franchise areas in West Virginia and southern and southwestern Virginia, and since December 1, 2010, portions of western Maryland, as a result of cable acquisitions described previously.

Selected financial data for each segment is as follows:

Year ended December 31, 2010
(In thousands)

	Wireless	Wireline	Cable TV	Other	Eliminations	Consolidated Totals
External revenues						
Service revenues	$ 111,279	$14,241	$ 32,215	$ -	$ -	$157,735
Other revenues	13,575	19,343	4,236	-	-	37,154
Total external revenues	124,854	33,584	36,451	-	-	194,889
Internal revenues	3,034	13,617	51	-	(16,702)	-
Total operating revenues	127,888	47,201	36,502	-	(16,702)	194,889
Operating expenses						
Costs of goods and services, exclusive of depreciation and amortization shown separately below	44,794	17,503	26,704	226	(14,754)	74,473
Selling, general and administrative, exclusive of depreciation and amortization shown separately below	21,558	8,845	13,835	3,259	(1,948)	45,549
Depreciation and amortization	23,187	7,883	11,314	246	-	42,630
Total operating expenses (1)	89,539	34,231	51,853	3,731	(16,702)	162,652
Gain on sale of directory	-	4,000	-			4,000
Operating income (loss)	$ 38,349	$ 16,970	$ (15,351)	$ (3,731)	$ -	$ 36,237

(1) Total operating expenses for 2010 includes $3.8 million of expense, pre-tax, resulting from the settlement of the qualified pension plan and curtailment of the SERP during the second quarter of 2010.

Year ended December 31, 2009
(In thousands)

	Wireless	Wireline	Cable TV	Other	Eliminations	Consolidated Totals
External revenues						
Service revenues	$ 102,196	$13,296	$ 14,257	$ -	$ -	$129,749
Other revenues	10,839	18,754	1,274	-	-	30,867
Total external revenues	113,035	32,050	15,531	-	-	160,616
Internal revenues	2,660	13,013	32	-	(15,705)	-
Total operating revenues	115,695	45,063	15,563	-	(15,705)	160,616
Operating expenses						
Costs of goods and services, exclusive of depreciation and amortization shown separately below	38,129	16,773	12,550	310	(13,730)	54,032
Selling, general and administrative, exclusive of depreciation and amortization shown separately below	17,098	7,397	5,383	3,224	(1,975)	31,127
Depreciation and amortization	20,293	8,317	3,700	320	-	32,630
Total operating expenses	75,520	32,487	21,633	3,854	(15,705)	117,789
Operating income (loss)	$ 40,175	$ 12,576	$ (6,070)	$ (3,854)	$ -	$ 42,827

Year ended December 31, 2008
(In thousands)

	Wireless	Wireline	Cable TV	Other	Eliminations	Consolidated Totals
External revenues						
Service revenues	$ 92,149	$13,081	$ 5,592	$ -	$ -	$110,822
Other revenues	12,326	20,767	509	-	-	33,602
Total external revenues	104,475	33,848	6,101	-	-	144,424
Internal revenues	2,410	11,506	32	-	(13,948)	-
Total operating revenues	106,885	45,354	6,133	-	(13,948)	144,424
Operating expenses						
Costs of goods and services, exclusive of depreciation and amortization shown separately below	35,935	15,585	4,205	402	(12,154)	43,973
Selling, general and administrative, exclusive of depreciation and amortization shown separately below	17,623	7,354	1,594	3,793	(1,794)	28,570
Depreciation and amortization	17,450	7,666	1,250	304	-	26,670
Total operating expenses	71,008	30,605	7,049	4,499	(13,948)	99,213
Operating income (loss)	$ 35,877	$ 14,749	$ (916)	$ (4,499)	$ -	$ 45,211

A reconciliation of the total of the reportable segments' operating income to consolidated income from continuing operations before income taxes is as follows:

	Years Ended December 31,		
	2010	2009	2008
Total consolidated operating income	$ 36,237	$ 42,827	$ 45,211
Interest expense	(4,716)	(1,361)	(1,009)
Non-operating income (expense), net	552	1,083	(639)
Income from continuing operations before income taxes	$ 32,073	$ 42,549	$ 43,563

The Company's assets by segment are as follows:

(In thousands)

	December 31, 2010	December 31, 2009
Wireless	$ 124,854	$ 146,228
Wireline	78,552	80,668
Cable TV	208,039	20,240
Other (includes assets held for sale)	393,340	172,069
Combined totals	804,785	419,205
Inter-segment eliminations	(338,348)	(147,480)
Consolidated totals	$ 466,437	$ 271,725

Note 16. Quarterly Results (unaudited)

The following table shows selected quarterly results for the Company.
(in thousands except per share data)

For the year ended December 31, 2010	First	Second	Third	Fourth	Total
Operating revenues	$ 41,518	$ 42,286	$ 53,155	$ 57,930	$ 194,889
Operating income	11,500	7,768	9,563	7,406	36,237
Net income from continuing operations	6,569	4,500	4,190	3,459	18,718
Net income	6,754	4,572	4,034	2,715	18,075
Net income from continuing operations per share – basic and diluted	$ 0.28	$ 0.19	$ 0.18	$ 0.14	$ 0.79
Net income per share – basic and diluted	0.29	0.19	0.17	0.11	0.76

For the year ended December 31, 2009	First	Second	Third	Fourth	Total
Operating revenues	$ 40,102	$ 40,140	$ 40,115	$ 40,259	$ 160,616
Operating income	12,012	11,638	10,569	8,608	42,827
Net income from continuing operations	6,157	6,815	6,346	5,766	25,084
Net income (loss)	(4,213)	6,740	6,307	6,258	15,092
Net income from continuing operations per share – basic and diluted	$ 0.26	$ 0.29	$ 0.27	$ 0.24	$ 1.06
Net income (loss) per share – basic and diluted	(0.18)	0.29	0.27	0.26	0.64

Exhibits Index

Exhibit Number	Exhibit Description
3.1	Amended and Restated Articles of Incorporation of Shenandoah Telecommunications Company filed as Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the period ending June 30, 2007.
3.2	Shenandoah Telecommunications Company Bylaws, as amended, filed as Exhibit 3.2 to the Company's Current Report on Form 8-K dated November 16, 2009.
4.1	Rights Agreement, dated as of February 8, 2008 between the Company and American Stock Transfer and Trust Company filed as Exhibit 4.1 to the Company's Current Report on Form 8-K, dated January 25, 2008.
4.2	Shenandoah Telecommunications Company Dividend Reinvestment Plan filed as Exhibit 4.1 to the Company's Registration Statement on Form S-3 (No. 333-74297).
4.3	Specimen representing the Common Stock, no par value, of Shenandoah Telecommunications Company, filed as Exhibit 4.3 to the Company's Report on Form 10-K for the year ended December 31, 2007.
10.1	Shenandoah Telecommunications Company Stock Incentive Plan filed as Exhibit 4.1 to the Company's Registration Statement on Form S-8 (No. 333-21733).
10.2	Shenandoah Telecommunications Company Dividend Reinvestment Plan filed as Exhibit 4.4 to the Company's Registration Statement on Form S-3D (No. 333-74297).
10.3	Settlement Agreement and Mutual Release dated as of January 30, 2004 by and among Sprint Spectrum L.P., Sprint Communications Company L.P., WirelessCo, L.P., APC PCS, LLC, PhillieCo, L.P. and Shenandoah Personal Communications Company and Shenandoah Telecommunications Company, dated January 30, 2004; filed as Exhibit 10.3 to the Company's Report on Form 10-K for the year ended December 31, 2003.
10.4	Sprint PCS Management Agreement dated as of November 5, 1999 by and among Sprint Spectrum L.P., WirelessCo, L.P., APC PCS, LLC, PhillieCo, L.P., and Shenandoah Personal Communications Company filed as Exhibit 10.4 to the Company's Report on Form 10-K for the year ended December 31, 2003.
10.5	Sprint PCS Services Agreement dated as of November 5, 1999 by and between Sprint Spectrum L.P. and Shenandoah Personal Communications Company filed as Exhibit 10.5 to the Company's Report on Form 10-K for the year ended December 31, 2003.
10.6	Sprint Trademark and Service Mark License Agreement dated as of November 5, 1999 by and between Sprint Communications Company, L.P. and Shenandoah Personal Communications Company filed as Exhibit 10.6 to the Company's Report on Form 10-K for the year ended December 31, 2003.
10.7	Sprint Spectrum Trademark and Service Mark License Agreement dated as of November 5, 1999 by and between Sprint Spectrum L.P. and Shenandoah Personal Communications

	Company filed as Exhibit 10.7 to the Company's Report on Form 10-K for the year ended December 31, 2003.
10.8	Addendum I to Sprint PCS Management Agreement by and among Sprint Spectrum L.P., WirelessCo, L.P., APC PCS, LLC, PhillieCo, L.P., and Shenandoah Personal Communications Company filed as Exhibit 10.8 to the Company's Report on Form 10-K for the year ended December 31, 2003.
10.9	Asset Purchase Agreement dated November 5, 1999 by and among Sprint Spectrum L.P., Sprint Spectrum Equipment Company, L. P., Sprint Spectrum Realty Company, L.P., and Shenandoah Personal Communications Company, serving as Exhibit A to Addendum I to the Sprint PCS Management Agreement and as Exhibit 2.6 to the Sprint PCS Management Agreement filed as Exhibit 10.9 to the Company's Report on Form 10-K for the year ended December 31, 2003.
10.10	Addendum II dated August 31, 2000 to Sprint PCS Management Agreement by and among Sprint Spectrum L.P., WirelessCo, L.P., APC PCS, LLC, PhillieCo, L.P., and Shenandoah Personal Communications Company filed as Exhibit 10.10 to the Company's Report on Form 10-K for the year ended December 31, 2003.
10.11	Addendum III dated September 26, 2001 to Sprint PCS Management Agreement by and among Sprint Spectrum L.P., WirelessCo, L.P., APC PCS, LLC, PhillieCo, L.P., and Shenandoah Personal Communications Company filed as Exhibit 10.11 to the Company's Report on Form 10-K for the year ended December 31, 2003.
10.12	Addendum IV dated May 22, 2003 to Sprint PCS Management Agreement by and among Sprint Spectrum L.P., WirelessCo, L.P., APC PCS, LLC, PhillieCo, L.P., and Shenandoah Personal Communications Company filed as Exhibit 10.12 to the Company's Report on Form 10-K for the year ended December 31, 2003.
10.13	Addendum V dated January 30, 2004 to Sprint PCS Management Agreement by and among Sprint Spectrum L.P., WirelessCo, L.P., APC PCS, LLC, PhillieCo, L.P., and Shenandoah Personal Communications Company filed as Exhibit 10.13 to the Company's Report on Form 10-K for the year ended December 31, 2003.
10.14	Supplemental Executive Retirement Plan as amended and restated, filed as Exhibit 10.14 to the Company's Current Report on Form 8-K dated March 23, 2007.
10.15	Addendum VI dated May 24, 2004 to Sprint PCS Management Agreement by and among Sprint Spectrum L.P., WirelessCo, L.P., APC PCS, LLC, PhillieCo, L.P., and Shenandoah Personal Communications Company filed as Exhibit 10.15 to the Company's Report on Form 10-Q for the quarterly period ended June 30, 2004.
10.16	Second Amended and Restated Master Loan Agreement, dated as of November 30, 2004, by and between CoBank, ACB and Shenandoah Telecommunications Company filed as Exhibit 10.16 to the Company's Current Report on Form 8-K dated December 3, 2004.
10.17	Third Supplement to the Master Loan Agreement dated as Of November 30, 2004, between CoBank, ACB and Shenandoah Telecommunications Company filed as Exhibit 10.17 to the Company's Current Report on Form 8-K dated December 3, 2004.

10.18	Second Amendment to the Term Supplement to the Master Loan Agreement dated as Of November 30, 2004, between CoBank, ACB and Shenandoah Telecommunications Company filed as Exhibit 10.18 to the Company's Current Report on Form 8-K dated December 3, 2004.
10.19	Pledge Agreement dated November 30, 2004 between CoBank, ACB and Shenandoah Telecommunications Company filed as Exhibit 10.19 to the Company's Current Report on Form 8-K dated December 3, 2004.
10.20	Membership Interest Pledge Agreement dated November 30, 2004 between CoBank, ACB and Shenandoah Telecommunications Company filed as Exhibit 10.20 to the Company's Current Report on Form 8-K dated December 3, 2004.
10.21	Membership Interest Pledge Agreement dated November 30, 2004 between CoBank, ACB and Shentel Converged Services, Inc. filed as Exhibit 10.21 to the Company's Current Report on Form 8-K dated December 3, 2004.
10.22	Interest Purchase Agreement dated November 30, 2004 by and among Shentel Converged Services, Inc., NTC Communications LLC and the Interest holders named therein filed as Exhibit 10.22 to the Company's Current Report on Form 8-K dated January 21, 2005.
10.23	Form of Incentive Stock Option Agreement under the 1996 Shenandoah Telecommunications Company Stock Incentive Plan (for routine formula grants) filed as Exhibit 10.23 to the Company's Current Report on Form 8-K dated January 21, 2005.
10.24	Forms of Incentive Stock Option Agreement under the 1996 Shenandoah Telecommunications Company Stock Incentive Plan (for newly hired executive employees) filed as Exhibit 10.24 to the Company's Current Report on Form 8-K dated January 21, 2005.
10.25	Description of the Shenandoah Telecommunications Company Incentive Plan filed as Exhibit 10.25 to the Company's Current Report on Form 8-K dated January 21, 2005.
10.26	Description of Compensation of Non-Employee Directors. Filed as Exhibit 10.29 to the Company's Current Report on Form 8-K dated May 4, 2005.
10.27	Description of Management Compensatory Plans and Arrangements. Filed as Exhibit 10.27 to the Company's Current Report on Form 8-K dated April 20, 2005.
10.28	2005 Stock Incentive Plan filed as Exhibit 10.1 to the Company's Registration Statement on Form S-8 (No. 333-127342).
10.29	Form of Incentive Stock Option Agreement under the 2005 Stock Incentive Plan. Filed as Exhibit 10.29 to the Company's Report on Form 10-K for the year ended December 31, 2005.
10.30	Stock Redemption Agreement dated as of November 10, 2005 among Shenandoah Telephone Company and The Rural Telephone Bank. Filed as Exhibit 10.30 to the Company's report on Form 10-K for the year ended December 31, 2005.

10.31	Addendum VII dated March 13, 2007 to Sprint PCS Management Agreement by and among Sprint Spectrum L.P., Wireless Co., L.P., APC PCS, LLC, Phillieco, L.P., and Shenandoah Personal Communications Company, filed as Exhibit 10.31 to the Company's Report on Form 10-K for the year ended December 31, 2006.
10.32	Settlement Agreement and Mutual Release dated March 13, 2007 by and among Sprint Nextel Corporation, Sprint Spectrum L.P., Wireless Co., L.P., Sprint Communications Company L.P., APC PCS, LLC, Phillieco, L.P., and Shenandoah Personal Communications Company and Shenandoah Telecommunications, filed as Exhibit 10.32 to the Company's Report on Form 10-K for the year ended December 31, 2006.
10.33	Form of Performance Share Award to Executives filed as Exhibit 10.33 to the Company's Current Report on Form 8-K dated September 20, 2007.
10.34	Letter Agreement with CoBank, ACB dated July 1, 2007, filed as Exhibit 10.34 to the Company's Report on Form 10-Q for the period ended September 30, 2007.
10.35	Letter Agreement with CoBank, ACB dated October 26, 2007 and effective as of July 1, 2007 filed as Exhibit 10.35 to the Company's Report on Form 10-Q for the period ending September 30, 2007.
10.36	Addendum VIII to the Sprint Management Agreement dated November 19, 2007, filed as Exhibit 10.36 to the Company's Current Report on Form 8-K dated November 20, 2007
10.37	Asset Purchase Agreement dated August 6, 2008, between Rapid Communications, LLC, Rapid Acquisition Company, LLC, and Shentel Cable Company, filed as Exhibit 10.37 to the Company's Report on Form 10-Q for the period ended June 30, 2008.
10.38	Agreement Regarding Amendments to and Consents Regarding Loan Documents between CoBank, ACB and Shenandoah Telecommunications Company, filed as Exhibit 10.38 to the Company's Current Report on Form 8-K dated November 7, 2008.
10.39	Fourth Supplement to the Master Loan Agreement dated as of November 30, 2004, between CoBank, ACB and Shenandoah Telecommunications Company, filed as Exhibit 10.39 to the Company's Current Report on Form 8-K dated November 7, 2008.
10.40	Amendment Number 1 to the Asset Purchase Agreement dated August 6, 2008, between Rapid Communications, LLC, Rapid Acquisition Company, LLC, and Shentel Cable Company, filed as Exhibit 10.40 to the Company's Current Report on Form 8-K dated November 7, 2008.
10.41	Second Agreement Regarding Amendments to Loan Documents and Consent to the Master Loan Agreement dated as of November 30, 2004, between CoBank, ACB and Shenandoah Telecommunications Company, filed as Exhibit 10.41 to the Company's Current Report on Form 8-K dated December 23, 2009.
10.42	Addendum IX to the Sprint Management Agreement dated as of April 14, 2009, filed herewith.

10.43	Asset Purchase Agreement dated as of April 16, 2010, between JetBroadband VA, LLC, Helicon Cable Communications, LLC, JetBroadband WV, LLC, JetBroadband Holdings, LLC, Helicon Cable Holdings, LLC, Shentel Cable Company and Shenandoah Telecommunications Company, filed as Exhibit 10.43 to the Company's Current Report on Form 8-K, dated April 16, 2010.
10.44	Addendum X dated March 15, 2010 to Sprint PCS Management Agreement by and among Sprint Spectrum L.P., WirelessCo, L.P., APC PCS, LLC, PhillieCo, L.P., Sprint Communications Company L.P. and Shenandoah Personal Communications Company, filed as Exhibit 10.44 to the Company's Current Report on Form 10-Q, dated May 7, 2010.
10.45	Addendum XI dated July 7, 2010 to Sprint PCS Management Agreement by and among Sprint Spectrum L.P., WirelessCo, L.P., APC PCS, LLC, PhillieCo, L.P., Sprint Communications Company L.P. and Shenandoah Personal Communications Company, filed as Exhibit 10.45 to the Company's Current Report on Form 8-K dated July 8, 2010.
10.46	Credit Agreement dated as of July 30, 2010, among Shenandoah Telecommunications Company, CoBank, ACB, Branch Banking and Trust Company, Wells Fargo Bank, N.A., and other Lenders, filed as Exhibit 10.46 to the Company's Current Report on Form 8-K dated July 30, 2010.
*21	List of Subsidiaries.
*23.1	Consent of KPMG LLP, Independent Registered Public Accounting Firm.
*31.1	Certification of President and Chief Executive Officer of Shenandoah Telecommunications Company pursuant to Rule 13a-14(a)under the Securities Exchange Act of 1934.
*31.2	Certification of Vice President and Chief Financial Officer of Shenandoah Telecommunications Company pursuant to Rule 13a-14(a)under the Securities Exchange Act of 1934.
*32	Certifications pursuant to Rule 13a-14(b) under the Securities Exchange Act of 1934 and 18 U.S.C. § 1350.

* Filed herewith


SEC MAIL PROCESSING
RECEIVED
MAR 15 2011
WASH, D.C.
211
SECTION


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2010 ANNUAL REPORT

Shenandoah Telecommunications Company

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SHENTEL

clear direction

In the lingering shadow of national economic uncertainty in 2010, Shentel moved decisively forward to expand its cable operations, executing on promised upgrades in West Virginia, bringing voice, data and TV services to customers in underserved areas. The decision to use a fiber/coax platform for broadband development was solidified when Shentel purchased a rural cable provider of Internet, phone and TV services in July, nearly tripling the company's existing cable operation. Shentel also seized the opportunity to buy two small systems at the end of the year.

While these acquisitions extended Shentel into southern Virginia, extreme southern and northern West Virginia and Maryland, the objective has never been growth for growth's sake. These purchases enhance Shentel's ability to increase shareholder value, and they are strategic decisions that focus on Shentel's strengths and existing infrastructure.

It was the stability of Shenandoah Telephone Company that led to the development of the wireless (PCS) subsidiary in the 1990s. Likewise, the substantial growth of PCS has enabled this next stage of development as Shentel works to meet the increasing demand for broadband services in small cities and rural areas.

Shentel learned through the development of its wireless business that success does not happen overnight. The company has a clearly developed blueprint for long-term success. Providing rural customers with the services they deserve, uncovering strategic opportunities and just plain hard work have gotten Shentel this far and will take us forward.



cable commitment



The strategic decision to focus on cable was reinforced in July 2010, when Shentel purchased the cable operations and assets of JetBroadband Holdings in southern Virginia and southern West Virginia. This $148 million purchase **changed the face of Shentel** as the Company increased its miles of cable plant to 1,389. The acquisition also tripled the number of existing Shentel Cable customers in Virginia and West Virginia and the number of serviceable properties rose from 56,000 to 170,000.

As promised, upgrades were completed throughout the year in the systems that are part of Shentel's first cable acquisition and the number of customers **continued to grow**. Shentel introduced the area's best service offerings via its cable network to communities throughout West Virginia. Customer enthusiasm for these products was apparent as they signed up for new services, and cable Revenue Generating Units surpassed 100,000 by year end.

Shentel has committed to invest $50 million over the next two years to improve services for the customers in the territories most recently added. Work has already begun in many of the new areas of Virginia like Wytheville, Blackstone, Rustburg and Radford. In late 2010, Shentel also purchased two small cable systems from Suddenlink, one in Salem, WV, and the other in Oakland, Md. They will be included in the upgrade schedule for 2011.

Through this new direction, Shentel remains focused on building long-term value and continues to pursue **improvements, diversification and growth opportunities** that will generate increased returns for our shareholders.



wireless strength





Growth continued to be the PCS story in 2010. Shentel — as a Sprint PCS Affiliate of Sprint Nextel — experienced double-digit growth in 2010, spurred in great part by the addition of Virgin Mobile and Boost prepaid wireless services within Shentel's four-state footprint. Customers enthusiastically responded to the **value and flexibility** of the prepaid option that requires no contract, and there was a surge of customers taking advantage of this new opportunity.

Nationally, the Sprint brand was strengthened by aggressively priced service plans and new, highly-rated phones. JD Power recognized Sprint for improvements in customer service and Consumer Reports ranked the Sprint service plans as one of the **best values** in the industry.

Customers on Shentel's Sprint Wireless Network made 2.5 million voice calls and sent 8.5 million text messages per day in 2010. Sprint introduced the HTC Evo and the Samsung Epic in the second half of 2010 as the demand for smartphones continued to grow.

Meeting the needs of our steadily increasing wireless customer base meant continuing to **expand and enhance** the Shentel Wireless Network. The company closed the year with nearly 500 cell sites and with a network equipped with EVDO (Evolution-Data Optimized) to carry the high volume of high-speed data. EVDO traffic more than doubled in 2010, and wireless customers accounted for more than 32 million data sessions on the Shentel network every day. Shentel continued to deploy fiber to increase the data capacity at the cell sites.

Anticipating customer demand has been the game plan for the Shentel wireless business. The capacity was there even before customers were sold on using their phones for streaming content, creating spreadsheets or updating their Facebook status. Shentel continues to work toward providing flexible plans and giving our customers the best tools for managing their mobile lives.





forward motion

Looking forward, Shentel is well positioned to continue increasing its wireless customers with the prepay options and with new phones designed to **deliver the world** to the palm of your hand. With the anticipated rollout of 4G coverage, our customers are in line to reap the benefits of extremely fast mobile broadband.

As cable upgrades move forward in Virginia, West Virginia and Maryland, Shentel will be viewed as a comprehensive provider of triple play service offerings that are cost-effective and convenient to customers. It is important for our customers to understand that Shentel is not just an investment group swooping in to extract short term profits and then moving on. In addition to providing quality service, Shentel is committed to **developing partnerships** with the communities we serve.

In total, Shentel has committed to spending $50 million in the next two years on cable network upgrades and expanded services to ensure our network delivers **unparalleled service**, and that we will be ready to deliver new services as the cable industry evolves.

Shentel's emphasis on franchised cable complements our on-going focus on providing voice, video and data. We intend to build on our past successes and knowledge of smaller markets, to bring **state-of-the-art technology** to areas that have been underserved for years. We will introduce these new customers to the Shentel pledge to keep our promises and make things happen — one customer at a time.



Christopher E. French
President

March 11, 2011

Dear Shareholder:

I am pleased to report on the progress your Company made in 2010, as we successfully executed on its strategy and continued building a solid foundation for its future. We had a great year of growth in our number of customers and in revenues, but this growth came with an expected financial cost. We believe incurring the large initial costs of acquiring and building our customer and revenue base is a wise investment for our Company's future, and shareholders will be rewarded with increased long-term returns.

Net income for 2010 was $18.1 million, an increase of 20% from 2009. Income for 2010 includes a $2.4 million after-tax gain on the sale of our telephone directory, and 2009's income included a $10.7 million after-tax impairment loss on our discontinued operation. Net income from continuing operations was $18.7 million in 2010, down from $25.1 million in the prior year.

Net income from continuing operations declined in 2010 due to the large increase in operating expenses. These expenses increased by $44.9 million, to a total of $162.7 million for the year. This large increase was primarily due to the sales and customer acquisition costs of adding large numbers of cable and prepaid wireless customers, incremental depreciation expense associated with the enhancements to our networks, interest expense from the additional debt used to finance our acquisitions, and the final expense recognition from the closing of our defined benefit pension plan.

While the additional expenses had a negative impact on 2010's earnings, they were expected and a necessary cost of providing a foundation for increasing revenues and profits in future years. Increases in cable segment operating expenses include transaction-related expenses from our acquisition of JetBroadband, additional programming costs and fees, costs of adding new customers, and depreciation from network assets. Wireless segment operating expenses increased due to the sales and acquisition costs of adding new prepaid customers, and the amortization of the $6.9 million purchase price for the approximately 50,000 prepaid customers acquired from Sprint Nextel in July. Prepaid wireless service initially generates a net loss from adding new customers. We expense the entire cost to acquire new customers at the time of acquisition, while their revenues are earned over their service lives.

Total revenues were $194.9 million in 2010, a 21% increase over 2009 revenues of $160.6 million. Record revenues from our PCS operation helped our wireless segment contribute $127.9 million of the 2010 revenue total. Due to our acquisition of systems from JetBroadband, our cable segment contributed revenues of $36.5 million, more than double the amount of cable revenues in 2009.

Total outstanding debt at December 31, 2010 totaled $195.1 million, and the Company is scheduled to make approximately $14.8 million in principal repayments during 2011. Debt as a percent of total assets was 42% at the end of 2010. Our strong balance sheet enabled us to finance our acquisitions and investments in cable on attractive terms.

As we experienced with the financial performance of our PCS business during its early years, our new cable business will incur significant startup expenses and require substantial investments in order to build a large enough customer and revenue base to provide a positive return. As with all our businesses, success in growing revenues depends on our ability to provide quality services and real value to customers, and our results to date indicate we are succeeding in improving the customer experience in our new cable market areas.

During the year 2010, we continued to focus on two strategic initiatives: enhancing and expanding our wireless services, and significantly expanding the size of our cable segment. Customers are demanding greater wireless data capabilities for use with their smart phones, and customers of our cable and wireline segments are using more of our broadband services for an ever growing range of services and content that is becoming available online. Meeting this increasing demand for data capabilities is driving our investment priorities in all of our business segments.

As one of our strategic initiatives, increasing the size of our cable segment has generated a significant amount of activity. On July 30, 2010, we closed on the acquisition of cable systems from JetBroadband, adding approximately 66 thousand revenue generating units (RGUs) and increasing the number of homes passed by 115 thousand. With strong customer growth during the year and additional systems purchased at the end of 2010, our cable segment's video network passed approximately 178.8 thousand homes, and served a total of 104.4 thousand RGUs.

Acquiring a cable system is only a first step, which in most cases is quickly followed by making upgrades to the network to improve service and allow us to offer voice, video and data services to our customers. During 2010, upgrades to the systems purchased from Rapid Communications in December 2008 were completed. These upgrades allowed us to increase the number of RGUs in those markets by approximately forty-five percent from the prior year end. As of the end of 2010, our acquired cable systems have high-speed data services available to 89% of homes passed, and voice services available to 73% of homes passed. When our upgrades are complete, we will be able to offer all three services to all cable homes passed. Many of our systems currently have penetration levels of service below averages for other cable companies. This is due in part to the lack of investment made in these systems because of the capital constraints of previous owners. Increasing service penetration levels to, and above, industry averages represents a good opportunity for us as we improve service to our customers and increase the number of RGUs sold and the amount of revenues generated.

We were very pleased with the continued growth in our wireless segment, our other strategic initiative. Our postpaid wireless customers increased by 5.8% during 2010, ending the year with a total of 235,697. This growth was helped by a reduction in the level of annual churn from 2.1% in 2009 to 1.9% in 2010. During the second half of the year, the Company began offering prepaid wireless services, adding a net of 17,071 customers to the approximately 50,000 prepaid customers acquired from Sprint Nextel in July 2010. Prepaid is the fastest growing segment in the wireless industry, which was particularly important due to the poor economic environment. On a combined basis, postpaid and prepaid wireless customers totaled 302,653 at the end of 2010, representing 14.8% of the population covered by our wireless network.

Our wireline segment continued to lose access lines, although at a slower rate than the average for the industry. Demand for high speed data through our DSL service remained strong, with DSL subscribers increasing by eight percent during the year, raising our penetration level to above 50%. We have long recognized the importance of DSL and other broadband services to our customers, and are continuing to invest in network improvements to further increase the reliability and availability of this service.

We were unable to conclude a sale of our discontinued Converged Services business during 2010. This continued delay is still being affected by the ability of interested buyers to obtain the necessary financing. A reassessment of the value of this business resulted in an additional non-cash, after-tax, impairment charge of $1.1 million in 2010. We still expect a sale to ultimately be concluded, as we continue to work towards a transaction with potential buyers.

The Company received a favorable tax determination letter in February 2010 regarding the freeze and termination of its defined benefit pension plan. The assets of the pension plan have now been distributed to plan participants in fulfillment of their earned benefits under this plan. When the Company froze the defined benefit pension plan more than three years ago, it enhanced its defined contribution 401(k) plan by making additional contributions to employee accounts, and all retirement related expenses are now recognized as the Company's contributions are made. Our defined contribution 401(k) plan offers more flexibility to our changing workforce, and avoids the problem of large unfunded liabilities for future pension costs that many other companies and government entities are now confronting.

Our many accomplishments during 2010 are the result of the vision and leadership of our Board of Directors, the hard work of all of our employees (who numbered 636 at the end of the year) and the efforts and direction of our management team. In recognition of their accomplishments and increased responsibilities within our growing organization, four members of our management team were promoted to Vice President positions during the year. These four are: Thomas A. Whitaker, Vice President-Operations; Edward H. McKay, Vice President-Engineering and Planning; Richard A. Baughman, Vice President-Information Technology; and, Christopher S. Kyle, Vice President-Marketing and Sales, Cable. All four have played a key role in the significant growth experienced by our organization over the past few years, and are expected to continue having a positive impact as we improve the returns from our investments.

One of our key objectives for 2011 is to continue executing on our integration plans for our acquired cable networks. All customers have been moved to our existing billing platform, and we have integrated our management of the field workforce and customer care call centers serving these systems. While we have addressed many of the service issues that existed at the time we acquired these systems, we will continue to make the investments necessary to upgrade these systems to allow us to offer a quality triple-play of voice, video and data services. We have been pleased with the increase in customers and RGUs in the markets where upgrades have been completed, and expect continued growth in services as additional markets are addressed.

Another significant matter which will require management's attention during 2011 is determining how our relationship with Sprint Nextel may be affected by its recently announced plans to make changes to its national network. We believe that over time there will be a strong demand for the higher data speeds available with 4G wireless services, but our current agreement does not allow us to develop our own 4G network. At this time, we do not yet have visibility into Sprint Nextel's plans and how they may affect our existing network or the investments needed to remain a seamless part of the Sprint Nextel national network. We believe we will be able to work with Sprint Nextel during the year to obtain this visibility, and to make the mutually beneficial decisions necessary to be able to best serve our customers.

The price of our stock did not perform well during 2010; due in part to the large investments and funding needed for the expansion of our cable and wireless businesses and the fact that the return on these investments is not immediate, but instead comes over a period of years. We also recognize that investors have a vast number of other investment opportunities, and the general market offered attractive returns in 2010 as the economy began to recover from the recession. In contrast to its short term performance, over the five-year period through 2010, our total shareholder return again greatly exceeded the returns of the broad NASDAQ market, and also outperformed the NASDAQ's Telecommunications Index. This information is shown in a table of data and a chart in our Form 10-K. These total return figures include the reinvestment of dividends over the five-year period.

In 2010, the Board of Directors increased the cash dividend to thirty-three cents per share, the fourteenth year of continuous dividend increases. The Company has paid an annual dividend every year since 1960, when its predecessor Shenandoah Telephone Company declared its first dividend.

We accomplished much during 2010, and have many challenges for 2011 and beyond. I am confident in the ability of your Board of Directors, management team, and our employees, to successfully meet these challenges. Our focus has always been on making the best decisions for the long-term benefit of our shareholders, and that will continue to be a guiding principle for setting our long-term strategic direction and in making our day-to-day business decisions. I appreciate the support shown by our shareholders and ask for your continued support as we work to increase the value of your investment.

For the Board of Directors,



Christopher E. French
President

executive officers + directors


NW
NNW
W
WNW
WSW
NNE
NE
ENE

Christopher E. French President & CEO
Earle A. MacKenzie Executive Vice President & COO
Adele M. Skolits Vice President — Finance & CFO
Richard A. Baughman Vice President — Information Technology
David E. Ferguson Vice President — Customer Services
Ann E. Flowers Vice President — Legal, General Counsel
Christopher S. Kyle Vice President — Marketing & Sales, Cable
Edward H. McKay Vice President — Engineering & Planning
William L. Pirtle Vice President — Marketing & Sales, Wireless & Wireline
Thomas A. Whitaker Vice President — Operations

William R. Barbour Director — Industry Relations
Anthony W. Barlage Director — Western Region Operations
Brian P. Brooks Director — Sales, Wireless
Christopher R. DiNapoli Director — Marketing, Wireless & Wireline
Kevin R. Folk Director — Customer Services
William O. Gilliam Director — Eastern Region Operations
Rebecca J. Nucilli Director — Human Resources
Dexter R. Torculas Director — Engineering
William E. Sibert Director — Operations

board of directors

Douglas C. Arthur
Board Vice Chairman
Managing Partner
Arthur & Brown

Ken L. Burch
Farmer

Tracy Fitzsimmons
President
Shenandoah University

John W. Flora
Shareholder
Lenhart Obenshain PC

Christopher E. French
Board Chairman
President & CEO
Shentel

Jonelle St. John
Consultant

Richard L. Koontz, Jr.
Vice President
Holtzman Oil Corp

Dale S. Lam
President
Strategent Financial, LLC

James E. Zerkel II
Vice President
James E. Zerkel, Inc.

The following table shows selected operating statistics of the Company as of the dates shown:

	DECEMBER 31, 2010	DECEMBER 31, 2009	DECEMBER 31, 2008
Retail PCS Subscribers — Postpaid	235,697	222,818	211,462
Retail PCS Subscribers — Prepaid	66,956	-	-
PCS Market POPS (000) [1]	2,337	2,327	2,310
PCS Covered POPS (000) [1]	2,049	2,033	1,931
CDMA Base Stations (sites)	496	476	411
EVDO-enabled sites	381	334	211
EVDO Covered POPS (000)	1,981	1,940	1,663
Towers	146	140	118
Non-affiliate Cell Site Leases	216	196	183
Net PCS Subscriber Additions — Postpaid [2]	12,879	11,356	24,159
Net PCS Subscriber Additions — Prepaid [3]	17,071	-	-
PCS Average Monthly Retail Churn % — Postpaid [4]	1.89%	2.09%	1.86%
PCS Average Monthly Retail Churn % — Prepaid [4]	4.85%	-	-
Cable Segment RGUs [5]	104,440	24,856	26,183
Telephone Access Lines	23,706	24,358	24,042
Long Distance Subscribers	10,667	10,851	10,842
DSL Subscribers	11,946	10,985	9,918
Dial-up Internet Subscribers	2,190	3,359	4,866
Total Fiber Miles — Wireline	71,118	53,511	46,733
Fiber Route Miles — Wireline	1,267	837	756
Total Fiber Miles — Cable	31,577	4,558	3,860
Fiber Route Miles — Cable	1,389	403	353

OPERATING INCOME
in millions


$25.3
$36.3
$45.2
$42.8
$36.2
06
07
08
09
10

NET INCOME
in millions


$17.7
$18.6
$24.1
$15.1
$18.1
06
07
08
09
10

1) POPS refers to the estimated population of a given geographic area and is based on information purchased from third party sources. Market POPS are those within a market area which the Company is authorized to serve under its Sprint PCS affiliate agreements, and Covered POPS are those covered by the network's service area.

2) For the twelve months ended.

3) Since initiation of prepaid offerings in July 2010; excludes prepaid subscribers purchased.

4) PCS Average Monthly Retail Churn is the average of the monthly subscriber turnover, or churn, calculations for the period. For Postpaid, it is the average for the twelve months shown; for Prepaid, it is the average for the period July through December, 2010.

5) The increase in RGUs at December 31, 2010 is primarily due to acquisitions of systems in July and December 2010, covering approximately 69,000 initial RGUs.

		2010		2009		2008		2007		2006
FIVE YEAR SUMMARY OF SELECTED FINANCIAL DATA (in thousands, except share and per share data)										
Operating revenues [a]	$	194,889	$	160,616	$	144,424	$	130,365	$	158,894
Operating expenses [a]		162,652		117,789		99,213		94,091		133,565
Operating income		36,237		42,827		45,211		36,274		25,329
Interest expense		4,716		1,361		1,009		1,873		2,362
Income taxes		13,355		17,465		17,494		14,942		14,026
Net income from continuing operations [b]		18,718		25,084		26,069		21,921		20,492
Discontinued operations, net of tax [c]		(643)		(9,992)		(1,924)		(3,361)		(2,729)
Cumulative effect of a change in accounting, net of tax		-		-		-		-		(77)
Net income	$	18,075	$	15,092	$	24,145	$	18,560	$	17,686
Total assets		466,437		271,725		266,837		222,512		208,864
Total debt — including current maturities		195,112		32,960		41,359		21,907		26,016
SHAREHOLDER INFORMATION:										
Shares outstanding		23,766,873		23,680,843		23,605,467		23,508,525		23,284,284
Income per share from continuing operations-diluted	$	0.79	$	1.06	$	1.11	$	0.93	$	0.88
Loss per share from discontinued operations-diluted		(0.03)		(0.42)		(0.08)		(0.14)		(0.12)
Loss per share from cumulative effect of a change in accounting [d]		-		-		-		-		-
Net income per share-diluted		0.76		0.64		1.03		0.79		0.76
Cash dividends per share	$	0.33	$	0.32	$	0.30	$	0.27	$	0.25

EXTERNAL REVENUE BY SEGMENT FOR 2010


64.1%
17.2%
18.7%
Wireless
Cable
Wireline

REVENUE
in millions


$158.9
$130.4
$144.4
$160.6
$194.9
06
07
08
09
10

All share and per share figures reflect the three for one stock split effected August 2, 2007.

(a) The decrease in operating revenues and expenses between 2006 and 2007 is due to changes in the settlement of travel and roaming revenues and expenses resulting from the 2007 amendments to the Company's management and affiliation agreements with Sprint Nextel.

(b) The 2006 balance shown includes a gain of $6.4 million, net of tax, relating to the disposition of the RTB stock.

(c) Discontinued operations include the operating results of Converged Services. The Company announced its intention to dispose of Converged Services in September 2008, and reclassified its operating results as discontinued for all periods presented. In 2009, the Company recognized an impairment loss of $17.5 million, or $10.7 million net of tax, to write-down the net assets of Converged Services to their estimated fair value. In 2010, the Company recognized an additional impairment loss of $1.9 million, or $1.1 million net of tax, to write-down the net assets of Converged Services to their current estimated fair value.

(d) The cumulative effect adjustment shown above for 2006 represents approximately ($0.003) per share.

SHENANDOAH TELECOMMUNICATIONS
company + subsidiaries

Shenandoah Personal Communications Company
Shenandoah Telephone Company
Shentel Converged Services, Inc.
Shenandoah Mobile Company
Shentel Cable Company
Shenandoah Cable Television Company
Shenandoah Long Distance Company
Shenandoah Network Company
Shentel Communications Company
Shentel Service Company
Shentel Converged Services of West Virginia, Inc.
Shentel Management Company

This list contains all subsidiaries of Shenandoah Telecommunications Company, and all are incorporated or organized in the Commonwealth of Virginia.

We must serve well to prosper — We must prosper to serve well







500 Shentel Way PO Box 459 Edinburg, VA 22824
1.800.SHENTEL • www.shentel.com